Form 10-K, Exhibit 13
period 1994-09-30
EAGLE FINANCIAL CORP
filed 1994-12-30
CIK 792369

1994 Annual Report to Shareholders
                                                                  Exhibit 13

Financial Condition Data                                                                At September 30,
(dollars in thousands)                                              1994(a)         1993      1992(a)          1991         1990
- --------------------------------------------------------------------------------------------------------------------------------
Total assets                                                     $1,070,276     $792,468     $751,171      $524,429  $   480,553
Investment portfolio(b)                                             123,823       77,924      109,948        63,459       34,666
Mortgage-backed securities                                           68,706       25,953       31,652         5,248        6,154
Loans receivable, net                                               810,705      656,344      568,124       432,507      420,228
Allowance for loan losses                                             8,311        5,005        4,011         1,544          484
Deposits                                                            948,829      706,214      677,701       458,074      402,627
FHLB advances and borrowed money                                     39,592       16,252        7,326        11,068       25,093
Shareholders' equity                                                 66,276       60,407       55,004        50,892       48,889
- --------------------------------------------------------------------------------------------------------------------------------
Operating Data                                                                   For the Years Ended September 30,
(dollars in thousands, except for per share data)                   1994(a)         1993      1992(a)          1991         1990
- --------------------------------------------------------------------------------------------------------------------------------
Net interest income                                            $     31,071    $  27,285    $  22,186     $  16,632  $    14,813
Net income                                                            7,566        6,152        5,166         4,011        3,533
Loan originations                                                   219,904      209,901      163,478        78,927       75,182
Loan purchases                                                        2,507            0            0           240        3,122
Cash dividends declared per share                                      0.76         0.63         0.55          0.47         0.46
Net income per share                                                   2.34         1.97         1.70          1.37         1.19

Significant Statistical Data                                        1994(a)         1993      1992(a)          1991         1990
- --------------------------------------------------------------------------------------------------------------------------------
For the period:
   Return on average assets                                           0.85%        0.79%        0.81%         0.80%        0.75%(c)
   Return on average
    shareholders' equity                                             11.99%       10.69%        9.80%         8.05%        7.39%(c)
   Average interest rate spread                                       3.41%        3.40%        3.26%         2.88%        2.64%
   Net interest margin                                                3.60%        3.64%        3.59%         3.43%        3.27%
   Operating expenses to average assets                               2.24%        2.10%        2.02%         1.84%        2.02%(c)
   Operating expenses to
    average assets (excluding real estate owned expenses)             2.09%        1.97%        1.90%         1.81%        1.91%
   Net interest income to operating expenses                          1.55x        1.67x        1.72x         1.80x        1.56x
   Efficiency ratio                                                     55%          51%          49%           50%          56%
At end of period:
   Shareholders' equity to total assets                               6.19%        7.62%        7.32%         9.71%       10.17%
   Common shares outstanding
   (net of treasury)(d)                                           3,131,911    3,054,481    2,961,536     2,922,255   2,932,639
   Book value per share                                        $      21.16   $    19.78   $    18.57    $    17.42  $    16.67
   Non-performing assets to total assets                              1.15%        1.51%        1.38%         1.81%        0.91%
   Allowance for loan losses to non-performing loans                   104%          77%         100%           27%          13%
   Tangible capital                                                   5.17%        7.26%        6.87%         9.68%        9.94%

(a) Fiscal 1994 and 1992 data reflect the impact of government-assisted acquisitions.
(b) Includes interest-bearing deposits, Federal funds sold, investment securities, securities available for sale and FHL Bank stock.
(c)  1990 ratios include the impact of non-recurring merger expenses.
(d) 1994, 1993, 1992, 1991 and 1990 common shares outstanding exclude 43,066, 43,066, 43,066, 40,854 and 30,470 shares, respectively, held in treasury at year end.

It is my pleasure to report that fiscal 1994 was another eventful and highly successful year at Eagle Financial Corp. For the sixth consecutive year, your Company reported increased earnings. Cash dividends paid were 23% higher than in the prior year. Assets reached the $1 billion mark with the acquisition of The Bank of Hartford. Subsequent to year end, Eagle raised an additional $16.7 million of capital through a common stock offering. Overall, the Company continued to build significant value for its shareholders.

1994 Earnings

Eagle Financial had record net income of $7.6 million, or $2.34 per share, in fiscal 1994. The 23% increase was achieved despite non-recurring expenses in the fourth quarter totaling approximately $550,000 (after taxes), or $0.17 per share, relating to the retirement of two senior officers. Factors contributing to these excellent results included:

o A 14% increase in net interest income due to strong growth in earning assets and a favorable interest rate environment that contributed to a relatively stable interest rate spread.

o Record loan origination activity which produced net growth of 12% in the loan portfolio.

o The acquisition of The Bank of Hartford on June 10, 1994 which was accretive to earnings and boosted fourth quarter results.

o A 30% reduction in the provision for loan losses.

o A 26% increase in non-interest income.

The Company has increased its core earnings by 23% on average over each of the last six years and has had positive net income in every quarter throughout the 1990's while operating in one of the most difficult economies in recent memory. The Company's ongoing goal is to increase earnings by no less than 10% annually and to date we have exceeded this goal.

The Bank of Hartford Acquisition

In June of this year Eagle completed its third government-assisted acquisition with the purchase of The Bank of Hartford from the FDIC. This transaction reflected the Company's overall acquisition strategy which focuses on transactions that are accretive to earnings and do not result in an unacceptable level of dilution to book value. The 1994 acquisition added six branch offices and allowed the Bank to enter the Hartford market. Since many of Eagle Federal's current customers are daily commuters into the Hartford area, the expansion allowed Eagle to provide more convenient service to those customers. While the integration of a new financial institution into an existing bank is a formidable task, our prior experience with acquisitions resulted in a smooth consolidation of The Bank of Hartford that was completed on schedule before year-end.

With the acquisition, Eagle's assets grew by approximately 33%, making the Company a $1 billion financial institution. With the increase in earning assets, the transaction made a meaningful contribution to earnings in the fourth quarter. Eagle now serves 145,000 accounts from 23 full service banking offices.

Shareholders' Equity and Common Stock Offering

Eagle's shareholders' equity grew by 10% during fiscal 1994 and totaled $66.3 million, or 6.19% of total assets, at September 30, 1994. Book value per share increased from $19.78 to $21.16 during the year. The increase in both total assets and intangible assets resulting from The Bank of Hartford transaction is reflected in Eagle Federal's core capital ratio, which dropped from 7.31% at September 30, 1993 to 5.20% at September 30, 1994.

In the first quarter of fiscal 1995, the Company completed a common stock offering which resulted in the sale of 862,310 shares of stock. The net proceeds of $16.7 million increased Eagle Federal's core capital ratio to just under 7.00%. In addition, the new outstanding shares should increase the market liquidity of Eagle common stock and may support future growth strategies.

Asset Quality

Prudent underwriting and an emphasis on good asset quality have proven to be important factors in our ability to produce consistent earnings in a depressed Connecticut economy. While total non-performing assets grew slightly from $12.0 million at September 30, 1993 to $12.3 million at September 30, 1994, the 1994 balance includes approximately $3 million of assets acquired as part of The Bank of Hartford transaction. Eagle also acquired a $3.5 million allowance for loan losses related to assets purchased in the acquisition. Non-performing assets as a percent of total assets were 1.15% at year-end versus 1.51% at the beginning of the year.

At the end of fiscal 1994, the Company had loan loss reserves of $8.3 million, or 104% of non-performing loans, compared to $5.0 million, or 77% of non-performing loans, at the start of the year. Almost 98% of non-performing loans at September 30, 1994 were in residential mortgage and home equity loans.

Eagle's investment and mortgage-backed security portfolio is primarily U.S. Treasury or agency securities. All securities purchased must have an investment rating in the top two rating categories by a major rating service at time of purchase.

Leadership: Culture and Continuity

On October 1, 1994, I retired as President and Chief Executive Officer of Eagle Financial Corp. after 38 years of service. I will continue to serve Eagle as a director and consultant.

I am happy to be succeeded as President and CEO by Robert J. Britton, who formerly served as President and Chief Operating Officer of Eagle Federal Savings Bank and Executive Vice President and director of Eagle Financial Corp. Mr. Britton has been employed by Eagle since 1978. He was an active participant in bringing the Company public in 1987 and was also instrumental in Eagle's three government assisted acquisitions.

The change comes at a time when the Company is strong financially and management is well prepared to take Eagle forward. Senior management has many years of experience with the Company and has a good balance of talent. A culture of shared values and a con-servative yet opportunistic management style are both well established. Stability of the management team has allowed Eagle to maintain a consistent strategic focus.

As Eagle has grown, re-evaluating personnel needs and organizational structure is an ongoing process. Recently we have strengthened management in the areas of lending, finance and data processing.

Additional resources have also been devoted to training, management performance and incentive compensation as we work to meet customer expectations for service while maximizing efficiency.

Looking Ahead

Eagle has demonstrated its ability to produce strong results in a struggling economy with a weak real estate market. As Connecticut's economy slowly gathers strength and loan credit quality problems subside, the Company's ability to continue its trend of steady earnings growth will be challenged on other fronts. Our ability to successfully manage rate risk will be tested by upward pressure on interest rates from a stronger economy. Competition from bank and non-bank competitors for both loans and deposits will remain fierce. The cost of a greatly increased regulatory burden will continue.

Eagle is well positioned to meet these challenges. The Company will continue to closely monitor its exposure to interest rate risk as rates change and customer demands for different loan and deposit products shift. Our position as a local-based portfolio lender with a fast loan turn-around time and creative products, such as our successful "First Time Homebuyers" program this year, will allow us to grow our loan portfolio. A large network of convenient offices staffed by people with a well deserved reputation for delivering service in a friendly and efficient manner will help us continue to attract consumer deposits and retain customers.

Our directors and management are strongly committed to building shareholder value through an emphasis on residential lending, expense control and providing financial services in a way that creates customer loyalty and steady earnings growth.

In closing, I wish to thank the employees of Eagle for their hard work and loyal service. I also want to thank our shareholders for their continued confidence. I appreciate your investment in Eagle and invite you to communicate your comments.

Ralph T. Linsley
President and Chief Executive Officer

September 30, 1994

Eagle Financial Corp. Directors

Frank J. Pascale
Chairman
Eagle Financial Corp.

Ralph T. Linsley
Vice Chairman, President and
Chief Executive Officer
Eagle Financial Corp.
Chairman and Chief
Executive Officer
Eagle Federal Savings Bank

Richard H. Alden
Attorney
Partner with the Law Firm
Anderson, Alden, Hayes &
Ziogas LLC

Robert J. Britton
Executive Vice President
Eagle Financial Corp.
President and
Chief Operating Officer
Eagle Federal Savings Bank

George T. Carpenter
President
Carpenter Companies
Construction and Real Estate

Theodore M. Donovan
Attorney
Partner with the Law Firm
Furey, Donovan, Eddy, Kocsis,
Tracy & Daly

Thomas V. LaPorta
President and Chairman
The LaPorta Funeral Home

Steven E. Lasewicz, Jr.
President
SELCO CONTROLS, Inc.
Building Automation and
Temperature Controls

John F. McCarthy
President
J & M Sales, Inc.
Beer Distributorship

Ernest J. Torizzo
Executive Vice President
O & G Industries, Inc.
Construction

Eagle Financial Corp. Executive Officers
Ralph T. Linsley
President and
Chief Executive Officer

Robert J. Britton
Executive Vice President

Ercole J. Labadia
Vice President,
Administration

Mark J. Blum
Vice President,
Chief Financial Officer

Barbara S. Mills
Vice President,
Treasurer

Irene K. Hricko
Vice President,
Corporate Secretary

Management's Discussion and Analysis of Financial Conditionmand Results of Operations

General

Eagle Financial Corp. (the "Company") is the holding company and parent of Eagle Federal Savings Bank ("Eagle Federal" or the "Bank"). The Bank is a federally chartered savings bank headquartered in Bristol, Connecticut, which conducts business from 23 banking offices located in Hartford, Litchfield and northern Fairfield counties. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. On June 10, 1994 Eagle Federal acquired certain assets and assumed certain liabilities of The Bank of Hartford from the Federal Deposit Insurance Corporation ( "FDIC" ). The acquisition included approximately $273 million of deposits and approximately $81 million in loans consisting primarily of residential mortgage and home equity loans. The principal business of the Bank is to provide consumer banking services in the communities in Connecticut that it serves. The Bank primarily invests its funds in first mortgage loans on one-to-four family residential real estate in Connecticut. The Bank's major source of funds is deposits from the communities in which its banking offices are located.

The Bank's earnings depend largely on its net interest income, which is the difference between the interest earned on its loan and investment portfolios versus the interest paid on its deposits and borrowed funds. Additional earnings are derived from a variety of financial services provided to customers, mainly deposit and loan products.

As of September 30, 1994, the Company had total assets of $1.07 billion compared to $792 million at September 30, 1993. The primary reason for the growth from fiscal year end 1993 to 1994 is The Bank of Hartford acquisition in which Eagle acquired $265 million of assets (not including $11.3 million of core deposit and other intangibles). Growth during the year also reflects strong loan origination activity in excess of $219 million which resulted in net growth of $81 million in the Company's loan portfolio excluding the impact of the acquisition. Total loans were $811 million at year end. Deposits grew from $706 million to $949 million in fiscal 1994 and include $273 million in deposits from the acquisition of The Bank of Hartford.

The Company's ability to pay dividends to shareholders is substantially dependent on funds received from its subsidiary, Eagle Federal. In general, the Bank pays dividends to the Company only to the extent that funds are needed to cover operating expenses and dividends paid to shareholders. Dividends from the Bank to the Company are subject to certain regulatory limitations which in the past have not had an impact on dividends paid from the Bank to the Company. At September 30, 1994, the Bank had approximately $15.6 million in excess capital over the OTS risk-based requirement, one half of which would be available for declaration of dividends to the Company. The OTS regulations permit the OTS to prohibit capital distributions under certain circumstances.

In the first quarter of fiscal 1995, the Company completed a common stock offering which added approximately $16.7 million of new capital. The additional capital was raised primarily to increase the Bank's core capital ratio, which had decreased as a result of its recent substantial increase in asset size as a result of The Bank of Hartford acquisition. The additional capital may also assist Eagle in making further acquisitions in Connecticut or other generally adjacent market areas and increase the market liquidity of its common stock.

The Bank of Hartford Acquisition

On June 10, 1994, Eagle Federal purchased certain assets and assumed certain liabilities of The Bank of Hartford from the FDIC. As part of the acquisition, Eagle acquired or received $265 million of assets (not including $11.3 million of core deposit and other intangibles), and assumed $273 million of deposits as well as $2.3 million of advance payments by borrowers for taxes and insurance and $978,000 of other liabilities.

The assets acquired included $112.4 million of cash, interest-bearing deposits and receivables due from the FDIC, $80.8 million of loans, $72.7 million of investments and mortgage-backed securities, and $2.3 million of other assets. Also as a part of the transaction, Eagle purchased for $880,000 the loan servicing rights on $80.5 million of 1-4 family residential loans with an average loan servicing fee of 0.375%.

In comparing the results of the years ended September 30, 1994 and 1993, the acquisition was accretive to earnings and had a positive impact on 1994 results, primarily due to the increase in interest-earning assets which resulted in higher net interest income and additional customer service fee income from the assumed deposits. The major additional expenses relating to the acquisition were the costs to operate the six acquired Bank of Hartford branch offices and the expense of amortizing the intangible assets that resulted from the transaction. Overall, the additional net interest and other income from the acquisition more than offset these additional expenses.

Liquidity and Capital Resources

As a member of the Federal Home Loan Bank System, the Bank is required to maintain liquid assets at 5% of its withdrawable deposits plus short-term borrowings. At September 30, 1994, Eagle Federal was in compliance with the OTS liquidity requirements, having a ratio of 7.72%.

The Bank's principal sources of funds include deposits, loan payments (including interest, amortization of principal and prepayments), earnings and principal amortization on investments, maturing investments and Federal Home Loan Bank advances. Principal uses of funds include loan originations, investments, payments of interest on deposits and payments to meet operating expenses. At September 30, 1994, the Bank had approximately $46 million in loan commitments outstanding including $25 million in available home equity lines of credit and $7 million in amounts due borrowers for construction loan advances. It is expected that these and future loans will be funded primarily by deposits, loan repayments, principal amortization and maturities on investments and borrowings. The Bank in total has the capacity to borrow up to $613 million in advances from the Federal Home Loan Bank of Boston and will continue to consider this source for borrowing. Federal Home Loan Bank advances at September 30, 1994 were $31.8 million compared to $15.5 million at September 30, 1993.

It is the Bank's general policy to purchase debt securities (including mortgage-backed securities) with the intent and ability to hold to maturity for purposes of earning interest income and meeting regulatory liquidity requirements. Events which may be reasonably anticipated are considered when determining the Bank's intent to hold investment securities to maturity. Such securities are classified as investment securities and are stated at cost adjusted for amortization of premiums and accretion of discounts. Equity securities and mutual fund investments are accounted for, in the aggregate, at the lower of cost or market value, with any unrealized loss being recorded as a reduction to shareholders' equity. Debt securities are classified as "available for sale" when appropriate and accounted for at the lower of cost or market. During fiscal 1994, investment securities sold totaled $2.8 million, producing no gain or loss, while maturing investment securities totaled $9.3 million. There were no mortgage-backed securities sold or maturing in fiscal 1994. During fiscal 1993, investment securities sold totaled $12.0 million, producing net gains of $52,000, while maturing investment securities totaled $6.4 million.

The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital, and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1994 exceeded all three requirements. The following chart indicates the Bank's relative capital positions at September 30, 1994:

(dollars in thousands)   Actual    Percent    Required  Percent   Excess
- --------------------------------------------------------------------------
Tangible capital         $54,641    5.17%     $15,848   1.50%     $38,793
Core capital              54,955    5.20%      31,695   3.00%      23,260
Risk-based capital        58,140   10.94%      42,517   8.00%      15,623

The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized".As of September 30, 1994, the Bank met the requirements for a "well capitalized" institution. Giving effect to the completion of the stock offering in the first quarter of Fiscal 1995, on a proforma basis at September 30, 1994, the Bank would have tangible, core and risk-based capital ratios of 6.75%, 6.78% and 14.08%, respectively. During 1994 the OTS also implemented a final rule for calculating an interest rate risk component of regular capital. Under the final rule, to be effective as of September 30, 1994, savings associations with above normal interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance-sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates (except when the three-month Treasury bond equivalent yield falls below 4%, then the decrease will be equal to one-half of that Treasury rate) divided by the estimated economic value of the association's assets. That dollar amount is deducted from the association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case by case basis. Eagle does not believe that the rule to incorporate an interest rate risk component would have a material effect on the amount of regulatory capital that the Bank is required to maintain.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Company's asset and liability management strategies also must accommodate customer demands for particular types of deposit and loan products.

While much of the Company's asset and liability management efforts involve strategies which increase the rate sensitivity of its loans and investments, such as originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities and short term investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit, emphasizing core deposits which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. At September 30, 1994 and September 30, 1993, 57% and 56%, respectively, of Eagle's net loans receivable portfolio consisted of adjustable-rate mortgages and other loans. While Eagle has generally retained its local loan originations in portfolio, it may from time to time sell loans to maintain an acceptable interest rate sensitivity tolerance.

The Company measures its exposure to rate fluctuations on a quarterly basis primarily by using a computer modeling system designed for savings institutions such as Eagle Federal. The computer modeling system quantifies the approximate impact that increases and decreases in interest rates would have on Eagle's net interest income. Under the model, interest rates are assumed to move to specified levels on an immediate or "shock" basis. The Board-approved tolerance for decreases in net interest income is up to 20%, based upon the model's prediction of the impact of an immediate 200 basis point increase in interest rates. At September 30, 1994, according to the computer model and using asset and liability repricing assumptions based on Eagle's historical experience, if interest rates were to immediately increase by 200 basis points the negative impact on the Company's net interest income would be within the Board-approved tolerance level.

The Company also monitors other indicators of interest rate risk. One commonly used measure of interest rate risk exposure is reflected in the Company's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At September 30, 1994, the Company's cumulative one-year gap was a negative 1.9%. The Company's current asset/liability management strategy is to maintain a one-year gap within a tolerance of plus or minus 15%. However, the Company believes there are certain shortcomings inherent in the gap analysis and, accordingly, does not rely solely on gap analysis as an accurate measure of interest rate risk. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The interest rate sensitivity of the Company's assets and liabilities could vary substantially if different assumptions were used or if actual experience differs from the assumptions used. For example, if all passbook deposits were assumed to reprice in one year or less, the Company's one-year cumulative gap to total assets would be negative 10.9%.

Eagle's average interest rate spread was relatively unchanged for 1994 versus 1993. However, since the second quarter of fiscal 1994 market interest rates have risen. As a result, those of the Company's assets which are subject to repricing in the short-term have begun to earn higher yields. In contrast, the prevailing market interest rates paid on deposit liabilities, the Bank's largest source of funds and largest component of interest-bearing liabilities, have not significantly increased. The Company anticipates that if market interest rates continue to rise, the cost of interest-bearing deposits will increase, thereby having a negative impact on the Bank's average interest rate spread and net interest margin.

Non-performing Assets

At September 30, 1994, the Company had total non-performing assets in the amount of $12.3 million, or 1.15% of total assets, including $8.0 million in non-performing loans and $4.3 million in real estate owned and in-substance foreclosures, net of reserves. Loan loss reserves totaled $8.3 million, or 104% of non-performing loans. Most of the real estate owned and in-substance foreclosures are in residential properties except for three local pieces of commercial real estate with an aggregate book balance of $486,000. Loan delinquencies (greater than 60 days) totaled $9.5 million, or 1.17% of total loans, at September 30, 1994 compared to $8.9 million, or 1.36% of total loans, at September 30, 1993. At September 30, 1993 the Company had total non-performing assets in the amount of $12.0 million, or 1.51% of total assets, including $6.5 million in non-performing loans and $5.5 million in real estate owned and in- substance foreclosures. During fiscal 1994, non-performing loans increased by $1.5 million while total non-performing assets increased by $356,000.

The increase in both non-performing loans and non-performing assets in 1994 is attributable to $2.8 million of non-performing assets purchased in the June, 1994 Bank of Hartford acquisition. As part of the acquisition, Eagle acquired $80.8 million of loans, as well as an allowance for loan losses of $3.5 million. Eagle's total non-performing assets at September 30, 1994 excluding assets acquired in The Bank of Hartford transaction were $9.1 million, or .85% of total assets, compared to $12.0 million, or 1.51% of total assets, at September 30, 1993.

The following table represents a breakdown of non-performing assets at the dates indicated. At each date indicated, Eagle had no accruing loans 90 days or more past due:

                                                                                  At September 30,
(in thousands)                                                            1994         1993         1992
- --------------------------------------------------------------------------------------------------------
Loans accounted for on a non-accrual basis:
   Mortgage loans:
      1 - 4 family residential                                         $ 6,596      $ 5,407      $ 2,801
      Multi-family and commercial                                          169          196          513
   Consumer loans                                                           17           18           49
   Home equity loans                                                     1,227          871          633
Real estate acquired through foreclosure and
   in-substance foreclosures, net                                        4,310        5,471        6,403
- ---------------------------------------------------------------------------------------------------------
         Total non-performing assets                                   $12,319(a)   $11,963      $10,399
- ---------------------------------------------------------------------------------------------------------
Non-performing assets to loans receivable, net and real estate owned      1.51%        1.81%        1.81%
Non-performing assets to total assets                                     1.15%        1.51%        1.38%
Net charge-offs to average loans receivable, net (for the period)         0.20%        0.11%        0.19%

(a) September 30, 1994 non-performing assets include $3.2 million related to The Bank of Hartford transaction.

Management added $1.2 million to the Bank's allowance for loan losses in fiscal 1994. Management monitors the adequacy of the allowances for losses on loans and real estate owned on an ongoing basis. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in Connecticut. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated:

                                                                                 Years Ended September 30,
(in thousands)                                                               1994          1993          1992
- --------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                              $ 5,005       $ 4,011       $ 1,544
Loans charged-off:
    1 - 4 family mortgage loans                                              (942)         (271)         (891)
    Multi family, commercial real estate and land loans                      (496)         (521)         (249)
    Consumer loans                                                            (68)         (166)          (10)
- --------------------------------------------------------------------------------------------------------------
       Total loans charged-off                                             (1,506)         (958)       (1,150)
Recoveries:
    1 - 4 family mortgage loans                                               110           224           192
    Multi family, commercial real estate and land loans                         0             7            18
    Consumer loans                                                              2            13             2
- --------------------------------------------------------------------------------------------------------------
       Total recoveries                                                       112           244           212
Provision for loan losses                                                   1,200         1,708         1,646
Allowance acquired through purchase                                         3,500             0         1,759
- --------------------------------------------------------------------------------------------------------------
Balance at end of period                                                  $ 8,311       $ 5,005       $ 4,011
==============================================================================================================
Ratio of net charge-offs to average loans outstanding during the period      0.20%         0.11%         0.19%
Allowance for loan losses to loans receivable (at period end)                1.03%         0.76%         0.70%
Allowance for loan losses to non-performing loans (at period end)             104%           77%          100%

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination. The OTS completed a regularly scheduled examination of Eagle Federal during 1994 and no changes to the allowance for loan losses were required at that time.

Financial Accounting Standards Board Releases

In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes , relating to the method of accounting for deferred income taxes. Implementation of SFAS No. 109 was required for fiscal years beginning after December 15, 1992. SFAS No. 109 requires companies to take into account changes in tax rates when valuing the deferred income tax amounts recorded on the balance sheet. SFAS No. 109 also requires that deferred taxes be provided for all differences between financial statement and tax basis. Previously timing differences were recognized for financial statement and tax purposes which were covered by prior accounting rules.

Adoption of SFAS No. 109 resulted in a $1.27 million increase in the Company's consolidated net income for the year ended September 30, 1994 and is a component of the amount shown as cumulative effect of accounting changes.

In December 1991, the FASB issued SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." Under this SFAS, the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services to earn benefits, similar to current standards on accounting for pensions. The Company adopted SFAS No. 106 in 1994 which resulted in a $1.3 million decrease in net income for the year ended September 30, 1994 representing the immediate recognition of the accumulated postretirement benefit obligation of $2.19 million less an income tax benefit of $891,000. On a combined basis, the adoption of both SFAS No. 106 and No. 109 in fiscal 1994 did not have a significant overall impact on net income.

In May 1993, the FASB issued SFAS No. 115,"Accounting for Certain Investments in Debt and Equity Securities." Eagle will adopt this Statement in the first quarter of fiscal 1995 and it is expected that approximately 60% of its investment securities will be classified as held to maturity at that time. See
Note 19 in the Consolidated Financial Statements for a discussion on SFAS No.115

SFAS No. 114, Accounting by Creditors for Impairment of a Loan was issued in May 1993 and amended by SFAS No. 118 in October 1994. SFAS No. 114 and 118, which are effective for fiscal years beginning after December 15, 1994 require that creditors evaluate the collectibility of both contractual interest and contractual principal of all loans when assessing the need for a loss accrual. See Note 19 in the Consolidated Financial Statements for a discussion on SFAS No. 114 and 118.

Comparison of Years Ended September 30, 1994 and 1993

Net Income - Net income for the year ended September 30, 1994 was $7.6 million, or $2.34 per share, compared to $6.2 million, or $1.97 per share, for the year ended September 30, 1993. Net interest income for the current year increased $3.8 million, or 14%, over the prior twelve months. Other income increased $662,000, or 26%, in 1994, while operating expenses increased $3.8 million, or 23%.

Interest Income - Interest income increased $4.3 million, or 8%, during fiscal 1994 as a result of a $113 million increase in average interest- earning assets which was partially offset by a drop in the average yield on interest-earning assets from 7.43% in 1993 to 6.96% in 1994. The growth in interest-earning assets is attributable to a high level of loan originations in 1994 funded with deposits, FHLB advances and principal amortization and maturity of investments. Also contributing to the growth in interest-earning assets for part of the year was The Bank of Hartford transaction in June, 1994.

Interest Expense - Interest expense was $29.0 million in fiscal 1994, an increase of $547,000, or 2%, over fiscal 1993. The relatively small increase was due primarily to a drop in the cost of funds from 4.03% in 1993 to 3.55% in 1994, which substantially offset a $111 million increase in average deposits and borrowed money in 1994.

Net Interest Income - Net interest income increased by $3.8 million, or 14%, in fiscal 1994. The increase was largely driven by growth in interest-earning assets while the average interest rate spread was relatively stable. The average interest rate spread increased only slightly from 3.40% to 3.41% while the net interest margin declined from 3.64% to 3.60%.

Provision for Loan Losses - Eagle added provisions of $1.2 million to its allowance for loan losses in fiscal 1994 compared to $1.7 million in fiscal 1993. Net charge-offs for 1994 were $1.5 million, or .21% of average loans receivable. The decreased provision in 1994 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends and the overall adequacy of the allowance for loan losses. At September 30, 1994, Eagle's allowance for loan losses was $8.3 million, or 1.03% of loans receivable compared to $5.0 million, or .76%, one year earlier. The allowance for loan losses at September 30, 1994 includes $3.5 million added to the allowance as part of The Bank of Hartford transaction.

Other Income - Non-interest income increased $662,000, or 26%, during the twelve month period ended September 30, 1994 versus the same period of 1993 and represents increases in fees for various services relating to loan and deposit products, as well as an increase in the number of loan and deposit accounts relating to The Bank of Hartford transaction. In addition, the increase includes a $120,000 net gain on sale of mortgage loans.

Other Expenses - Non-interest expenses increased $3.8 million, or 23%, to $20.1 million in 1994 compared to $16.3 million in 1993. Compensation and benefits expenses were higher by $2.3 million, or 31%, and include $740,000, before taxes, of expenses relating to the retirement of two senior officers in 1994. Other factors contributing to the higher compensation and benefits were an increase in pension costs in 1994 because the Company's pension plan was over-funded for part of 1993, higher post-retirement benefits expenses relating to the adoption of Statement of Accounting Standards No. 106 (see Note 16 in the Consolidated Financial Statements), and higher compensation relating to additional staffing as a result of The Bank of Hartford transaction. Higher provisions for losses on real estate owned in 1994 reflects Eagle's current strategy to sell properties more aggressively than in the past. Higher office occupancy costs are due in part to the operation of six former Bank of Hartford branches for part of the year. The Bank of Hartford transaction also resulted in higher operating expenses in a number of other areas including federal deposit insurance, data processing expenses, office supplies, postage, telephone and amortization of intangible assets.

Income Taxes - Income tax expense was $5.4 million in fiscal 1994 versus $5.6 million in fiscal 1993. Notwithstanding the higher income during the 1994 period as compared to the 1993 period, income tax expense was $284,000 less for the 1994 period. As a result of the adoption of Statement of Accounting Standard
No.109 (See Note 16 in the Consolidated Financial Statements), Eagle is permitted a tax benefit for certain real estate owned and loan loss provisions that was not allowed under prior accounting rules. Also, the Company benefited from a change in tax regulations with respect to deductibility of amortization of intangibles.

Comparison of Years Ended September 30, 1993 and 1992

Net Income - Net income for the year ended September 30, 1993 was $6.2 million, or $1.97 per share, compared to $5.2 million, or $1.70 per share, for the year ended September 30, 1992. The $1.0 million, or 19.1% increase, in net income is primarily attributable to higher net interest income in 1993. Net interest income for the fiscal 1993 year increased by $5.1 million, or 23.0%, over the prior 12 months. The provision for loan losses and other income each remained relatively stable during fiscal 1993, increasing $62,000 and $42,000, respectively, from 1992 levels, while other expenses increased $3.4 million, 25.9%, and income taxes increased $737,000, or 15.0%.

Interest Income - Interest income increased by $3.9 million, or 7.5%, during fiscal 1993, as a result of a $132 million increase in average interest-earning assets, which was somewhat offset by a decrease in the average yield on interest-earning assets from 8.39% in fiscal 1992 to 7.43% in fiscal 1993. The increase in average interest-earning assets includes a $120.7 million increase in average loans receivable and a $17.8 million increase in average mortgage-backed securities. The growth in the average loan portfolio during fiscal 1993 reflects strong loan origination activity of $209.9 million, principally in 1 - 4 family loans.

Interest Expense - Interest expense was $28.5 million, in fiscal 1993, a decrease of $1.2 million, or 4%, from $29.7 million, in fiscal 1992. This decrease was due, primarily, to a decline in the average cost of deposits and borrowed money, from 5.13% in 1992 to 4.03% in 1993, while the average balance of these funds increased $127 million.

Net Interest Income - Net interest income increased $5.1 million, or 23.0%, to $27.3 million for fiscal 1993, compared to $22.2 million for fiscal 1992. The increase is attributable to a $132 million increase in average interest-earning assets and, to a lesser degree, to an increase in the average interest rate spread from 3.26% in fiscal 1992 to 3.40% in fiscal 1993, and an increase in the net interest margin from 3.59% to 3.64% for such periods.

Provision for Loan Losses - The provision for loan losses totaled $1.7 million in fiscal 1993 compared to $1.6 million in fiscal 1992. At September 30, 1993, Eagle's allowance for loan losses was $5.0 million, or 0.76% of total loans receivable, compared to $4.0 million, or 0.70%, at September 30, 1992. The level of provisions reflects management's determination as to the adequacy of the allowance for loan loss reserves based on, among other things, an analysis of the risk elements of the loans receivable portfolio, current trends related to loan payments and general economic conditions, as well as volume, growth and composition of the loan portfolio.

Other Income - Other income was $2.5 million for both fiscal 1993 and 1992. Customer service fee income, the largest component of other income, was $1.7 million and $1.3 million in fiscal 1993 and fiscal 1992, respectively. These fee income increases are attributable both to increased checking account activity as well as growth in Eagle's deposits, primarily as a result of the Danbury Federal Savings and Loan and Brookfield Bank acquisitions in 1992. Other non-interest income was $764,000 in fiscal 1993 versus $1.2 million in fiscal 1992. Included in 1992 non-interest income was $112,500 received in settlement of a lawsuit regarding four real estate owned properties disposed of in prior years plus $120,000 of one-time loan servicing fees resulting from a temporary loan servicing arrangement with the Resolution Trust Corp. as part of the Danbury Federal acquisition.

Other Expenses - Non-interest expenses increased $3.4 million, or 26%, to $16.3 million in 1993 compared to $12.9 million in 1992. The largest contributing factor to the increase relates to the acquisitions of Danbury Federal Savings and Loan and the Brookfield Bank in the middle of fiscal 1992. Fiscal 1993 results include a full twelve months of operating expenses from those acquisitions. Compensation, payroll taxes and benefits increased $1.4 million to $7.4 million for fiscal 1993 from $6.0 million for fiscal 1992, and occupancy expenses increased $391,000 to $1.9 million for fiscal 1993 from $1.5 million for fiscal 1992, due primarily to staffing and operating the seven acquired banking offices. An increase of $125,000 in advertising relates to the promotion of the acquisitions in the greater Danbury area, as well as marketing of new product lines. An increase of $233,000 in federal insurance premiums reflects an increase in insurable deposits acquired, as well as growth in the savings portfolio, excluding the acquisitions. Data processing increased $194,000, of which approximately two-thirds relates to servicing the loan and deposit products acquired. In general, most operating expenses such as office supplies, postage and telephone all increased due to operating an additional seven branch offices. Expenses relating to the operation of real estate acquired in settlement of loans increased $189,000 and includes both carrying and acquisition/disposal costs while the provision for real estate owned losses increased $48,000 between periods based on an ongoing assessment of the properties owned.

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. During the periods indicated, non-accrual loans are included in the net loans receivable category:


                                                                     Years Ended September 30,
                                               1994                             1993                                1992
                                           Interest  Average                Interest   Average                  Interest   Average
                                   Average  Income/   Yield/      Average    Income/    Yield/        Average    Income/    Yield/
(dollars in thousands)             Balance  Expense     Cost      Balance    Expense      Cost        Balance    Expense      Cost
- -----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable(a)             $711,302  $51,250    7.21%     $625,446    $48,614     7.77%       $504,789    $45,404     8.99%
  Mortgage-backed securities        38,760    2,645    6.82%       29,668      1,859     6.27%         11,841        820     6.93%
  Securities available for sale     17,197      810    4.71%       11,191        478     4.27%              0          0        0%
  Investment securities             94,013    5,272    5.61%       83,728      4,793     5.72%        100,605      5,616     5.58%
  Federal funds sold                 2,577      110    4.27%          320         10     3.13%          1,140         44     3.86%
- -----------------------------------------------------------------------------------------------------------------------------------
       Total                       863,849   60,087    6.96%      750,353     55,754     7.43%        618,375     51,884     8.39%
Interest-bearing liabilities:
  Deposits(b)                      792,833   27,648    3.49%      700,003     27,960     3.99%        570,103     29,026     5.09%
  FHLB advances                     21,968    1,266    5.76%        5,629        494     8.78%          7,706        634     8.23%
  Other borrowings                   2,450      102    4.16%          416         15     3.61%          1,112         38     3.42%
- -----------------------------------------------------------------------------------------------------------------------------------
       Total                      $817,251  $29,016    3.55%     $706,048    $28,469     4.03%       $578,921    $29,698     5.13%
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income                         $31,071                          $27,285                             $22,186
===================================================================================================================================
Average interest rate spread                           3.41%                             3.40%                               3.26%
Net interest margin(c)                                 3.60%                             3.64%                               3.59%

(a) Interest income includes fees of $937,000, $574,000, and $263,000 in 1994, 1993, and 1992, respectively.

(b) Includes  non-interest  bearing demand  deposits  which averaged $17.4 million,  $10.8 million and $7.0 million for fiscal 1994,
1993 and 1992, respectively.

(c) Net interest income divided by average interest-earning assets.

The following table allocates the period-to-period changes in the Company's various categories of interest income and interest expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate), changes due to changes in rate (change in rate multiplied by prior year's volume) and changes due to changes in rate-volume (changes in rate multiplied by changes in volume):


                                                                              Years Ended September 30,
                                                              1994 v. 1993                                1993 v. 1992
                                                                     Rate/                                       Rate/
(dollars in thousands)                           Rate   Volume      Volume       Total       Rate     Volume     Volume    Total
- -----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
     Loans receivable                        $(3,550)   $6,673      $(487)      $2,636   $(6,169)    $10,853   $(1,474) $  3,210
     Mortgage-backed securities                   165      570          51         786       (78)      1,234      (117)    1,039
     Securities available for sale                 49      256          27         332          0        478          0      478
     Investment securities(a)                    (92)      588        (17)         479        141      (944)       (22)    (825)
     Federal funds sold                             4       70          26         100        (9)       (32)          9     (32)
- -----------------------------------------------------------------------------------------------------------------------------------
         Total                                (3,424)    8,157       (400)       4,333    (6,115)    11,589     (1,604)    3,870
Interest-bearing liabilities:
     Deposits                                 (3,549)    3,708       (471)       (312)    (6,255)     6,614     (1,425)  (1,066)
     FHLB advances                              (170)    1,434       (492)         772         42      (171)       (11)    (140)
     Other borrowings                               3       73          11          87          2       (24)        (1)     (23)
- -----------------------------------------------------------------------------------------------------------------------------------
         Total                               $(3,716)   $5,215      $(952)     $   547   $(6,211)   $  6,419   $(1,437) $(1,229)
- -----------------------------------------------------------------------------------------------------------------------------------
Net change in net interest income            $    292   $2,942      $  552      $3,786 $       96   $  5,170  $   (167) $  5,099
===================================================================================================================================

(a) Investments include interest-bearing deposits, investment securities and FHL Bank stock.



Consolidated Balance Sheets
dollars in thousands, except for per share data)                                                               1994         1993
- -----------------------------------------------------------------------------------------------------------------------------------
Cash and amounts due from depository institutions                                                          $ 21,549     $ 12,462

Assets
Interest-bearing deposits                                                                                     3,103        9,496
- -----------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                                                 24,652       21,958
Securities available for sale
   (market value: $16,936 in 1994 and $15,601 in 1993)                                                       16,936       15,599
Investment securities
   (market value: $95,228 in 1994 and $47,954 in 1993)                                                       97,249       46,880
Mortgage-backed securities
   (market value: $67,224 in 1994 and $26,748 in 1993)                                                       68,706       25,953
Loans receivable, net of allowance for loan losses of
   $8,311 in 1994 and $5,005 in 1993                                                                        810,705      656,344
Accrued interest receivable:
   Loans                                                                                                      5,119        3,704
   Investments                                                                                                1,013          676
Real estate acquired in settlement of loans and in-substance
   repossessed real estate, net                                                                               4,310        5,471
Stock in Federal Home Loan Bank of Boston, at cost                                                            6,535        5,949
Premises and equipment, net                                                                                   7,255        6,029
Prepaid expenses and other assets                                                                            27,796        3,905
- -----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                             $1,070,276     $792,468
===================================================================================================================================

Liabilities and Shareholders' Equity
Liabilities:
   Deposits                                                                                                $948,829     $706,214
   Federal Home Loan Bank advances                                                                           31,775       15,500
   Borrowed money                                                                                             7,817          752
   Advance payments by borrowers for taxes and insurance                                                      5,522        3,577
   Accrued expenses and other liabilities                                                                    10,057        6,018
- -----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                         1,004,000      732,061
Shareholders' Equity:
   Serial preferred stock, $.01 par value,
      2,000,000 shares authorized and unissued
   Common stock,  $.01 par value,  8,000,000  shares  authorized;  3,174,977 and
      3,097,547 shares issued at September 30, 1994 and 1993,
      respectively, including 43,066 shares held in treasury                                                     32           31
   Additional paid-in capital                                                                                34,613       33,562
   Retained earnings                                                                                         33,139       27,928
   Cost of common stock in treasury                                                                           (362)        (362)
   Employee stock ownership plan stock                                                                        (467)        (752)
   Unrealized securities losses, net                                                                          (679)            0
- -----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                                   66,276       60,407
- -----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                               $1,070,276     $792,468
===================================================================================================================================

Consolidated Statements of Income
(dollars in thousands, except for per share data)                                                1994          1993         1992
- -----------------------------------------------------------------------------------------------------------------------------------
Interest income:
   Interest and fees on loans                                                                 $51,250       $48,614      $45,404
   Interest on mortgage-backed securities                                                       2,645         1,859          820
   Interest on Federal funds sold                                                                 110            10            0
   Interest on investment securities                                                            3,926         3,876        3,637
   Dividends on investment securities                                                           2,156         1,395        2,023
- -----------------------------------------------------------------------------------------------------------------------------------
       Total interest income                                                                   60,087        55,754       51,884
Interest expense:
   Interest on deposits                                                                        27,648        27,960       29,026
   Interest on Federal Home Loan Bank advances                                                  1,266           494          634
   Interest on borrowed money                                                                     102            15           38
- -----------------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                                                  29,016        28,469       29,698
- -----------------------------------------------------------------------------------------------------------------------------------
       Net interest income                                                                     31,071        27,285       22,186
Provision for loan losses                                                                       1,200         1,708        1,646
- -----------------------------------------------------------------------------------------------------------------------------------
       Net interest income after provision for loan losses                                     29,871        25,577       20,540
Other income:
   Net gain on sale of investment securities                                                        0            52           37
   Net gain on sale of mortgage loans                                                             120             0            0
   Customer service fee income                                                                  2,096         1,688        1,268
   Other                                                                                          950           764        1,157
- -----------------------------------------------------------------------------------------------------------------------------------
      Total other income                                                                        3,166         2,504        2,462
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                               33,037        28,081       23,002
Other expenses:
   Compensation, taxes and benefits                                                             9,703         7,398        5,956
   Office occupancy                                                                             2,202         1,856        1,465
   Advertising                                                                                    571           534          409
   Provision for losses on real estate
     acquired in settlement of loans                                                              675           287          239
   Operation of real estate acquired
     in settlement of loans                                                                       685           690          501
   Federal insurance premium                                                                    1,597         1,459        1,226
   Data processing expenses                                                                     1,257         1,076          882
   Other                                                                                        3,398         2,992        2,258
- -----------------------------------------------------------------------------------------------------------------------------------
       Total other expenses                                                                    20,088        16,292       12,936
       Income before income taxes and
       cumulative effect of accounting changes                                                 12,949        11,789       10,066
Income taxes                                                                                    5,353         5,637        4,900
- -----------------------------------------------------------------------------------------------------------------------------------
       Income before cumulative effect of accounting changes                                    7,596         6,152        5,166
Cumulative effect of accounting changes                                                          (30)             0            0
- -----------------------------------------------------------------------------------------------------------------------------------
       Net income                                                                            $  7,566      $  6,152     $  5,166
===================================================================================================================================
Net income per share before cumulative effect of accounting changes                         $    2.35     $    1.97    $    1.70
Cumulative effect of accounting changes                                                        (0.01)             0            0
- -----------------------------------------------------------------------------------------------------------------------------------
       Net income per share                                                                 $    2.34     $    1.97    $    1.70
===================================================================================================================================
Weighted-average shares and common stock equivalents outstanding                            3,228,625     3,128,220    3,046,335
Dividends per share                                                                         $    0.76     $    0.63    $    0.55

Note: All per share data and the number of outstanding common shares for all periods and dates prior to September 30, 1993 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on August 16, 1993.

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
                                                                                                        Net
                                                                                                    Unrealized
                                                                                         Cost of      Loss on     Employee
                                                                Additional                Common    Marketable      Stock
                                                 Common Stock     Paid-in    Retained    Stock in      Equity     Ownership
(dollars in thousands, except for per share data)Shares Amount   Capital    Earnings    Treasury    Securities   Plan Stock  Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1991                    2,694      $27     $27,298      $25,143     $(341)     $ (47)      $(1,188)   $50,892

   Net Income                                                                   5,166                                         5,166
   Cash dividends declared, $0.55 per share                                    (1,602)                                       (1,602)
   Reduction in debt related to Employee
    Stock Ownership Plan                                                                                              180       180
   Exercise of stock options and other           37                  348                                                        348
   Payment for fractional shares                                     (6)                                                        (6)
   Purchase of treasury stock                                                               (21)                               (21)
   Decrease in net unrealized loss on
    marketable equity securities                                                                         47                      47
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1992                 2,731       27      27,640       28,707      (362)          0       (1,008)    55,004
   Net Income                                                                   6,152                                         6,152
   Cash dividends declared, $0.63 per share                                   (1,910)                                       (1,910)
   Reduction in debt related to Employee
    Stock Ownership Plan                                                                                              256       256
   Exercise of stock options and other           79        1         694                                                        695
   Payment for fractional shares                                     (8)                                                        (8)
   Common stock dividend declared, 10%          273        3       5,009      (5,021)                                           (9)
   Dividend reinvestment plan                    14                  227                                                        227
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993                 3,097       31      33,562       27,928      (362)          0         (752)    60,407
   Net Income                                                                   7,566                                         7,566
   Cash dividends declared, $0.76 per share                                   (2,355)                                       (2,355)
   Reduction in debt related to Employee
    Stock Ownership Plan                                                                                              285       285
   Exercise of stock options and other           48        1         486                                                        487
   Dividend reinvestment plan                    30                  565                                                        565
   Increase in net unrealized loss on
    marketable equity securities                                                                      (679)                   (679)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                 3,175      $32     $34,613      $33,139     $(362)     $(679)     $   (467)   $66,276

Consolidated Statements of Cash Flows
                                                                                                     Years Ended September 30,
(dollars in thousands)                                                                           1994          1993         1992
- -----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net income                                                                                  $7,566        $6,152       $5,166
   Adjustments to reconcile net income
      to net cash provided by operating activities:
         Provision for loan losses                                                              1,200         1,708        1,646
         Provision for losses on real estate
            acquired in settlement of loans                                                       675           287          239
         Provision for depreciation and amortization                                              613           603          496
         Accretion of discounts and fees on loans                                                (937)         (574)        (263)
         Amortization of premiums on loans,
            mortgage-backed securities and investments                                             45           110           67
         Amortization of core deposit and other intangibles                                       788           375          200
         Increase in deferred income taxes                                                     (3,487)         (223)        (357)
         Realized mortgage-backed and investment
            security gains, net                                                                     0           (52)         (37)
         Realized mortgage loan gains                                                           (120)             0            0
         Loan origination fees                                                                  1,016         1,318          974
         Changes in assets and liabilities, net of acquisitions:
            Decrease (increase) in accrued interest receivable                                   (317)          146         (529)
            Increase (decrease) in accrued interest payable                                      (157)          153          345
            Other, net                                                                         (6,129)        6,253       (4,929)
- ---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                         756        16,256        3,018
- ---------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Proceeds from sales of investment securities available for sale                              2,800         7,998            0
   Proceeds from sales of investment securities prior to maturity                                   0         4,032        8,161
   Proceeds from maturities of investment securities                                            9,300         6,350       22,685
   Proceeds from amortization of investment securities                                         20,530        19,526       15,956
   Purchases of securities available for sale                                                  (4,800)      (10,000)           0
   Purchases of investment securities                                                         (61,474)       (4,415)     (92,706)
   Net decrease in Federal funds sold                                                               0             0          800
   Principal payments on mortgage-backed securities                                            11,096         5,691        1,323
   Purchases of mortgage-backed securities                                                     (7,135)            0      (32,819)
   Proceeds from sales of mortgage-backed securities                                                0             0        5,122
   Principal payments on loans receivable                                                     129,877       115,111      102,045
   Loan originations                                                                         (219,904)     (209,901)    (163,478)
   Loan purchases                                                                              (2,507)            0            0
   Proceeds from sales of loans                                                                11,153           698          644
   Proceeds from sales of real estate acquired in settlement
      of loans                                                                                  2,580         3,636        2,899
   Purchases of premises and equipment                                                           (844)         (729)      (1,878)
   Increase in investment in Federal Home Loan Bank stock                                        (586)       (1,610)        (305)
   Acquisition of loans, investments and other assets                                        (155,724)            0      (87,093)
- ---------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                       (265,638)      (63,613)    (218,644)

- ---------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Net increase in passbook, NOW and
      money market accounts                                                                     8,699        18,761       45,782
   Net (decrease) increase in certificates of deposit                                         (38,836)        1,554       (7,361)
  Assumption of deposits and liabilities of acquired banks                                    275,986         8,198      185,949
  Borrowings under Federal Home Loan Bank advances                                             53,275        10,000            0
  Principal payments under Federal Home Loan Bank
      advances                                                                                (37,000)            0       (3,003)
  Net increase (decrease) in borrowed money                                                     7,065        (1,074)        (739)
  Net (decrease) increase in advance payments by borrowers
       for taxes and insurance                                                                   (311)         (259)       1,891
  Proceeds from exercise of stock options and dividends
      reinvested                                                                                1,052           913          348
  Acquisition of treasury stock                                                                     0             0          (21)
  Cash dividends                                                                               (2,354)       (1,910)      (1,602)
- ---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                     267,576        36,183      221,244
- ---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                                2,694       (11,174)       5,618
Cash and cash equivalents at beginning of period                                               21,958        33,132       27,514
- ---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                    $24,652       $21,958      $33,132
- ---------------------------------------------------------------------------------------------------------------------------------
Non-cash investing activities:
      Transfers of loans to foreclosed real estate                                           $  3,130      $  3,419     $  6,048
=================================================================================================================================
Supplemental cash flow information:
  Interest paid                                                                               $29,159       $27,788      $29,140
  Income taxes paid                                                                          $  6,078      $  5,520     $  5,370

Notes to Consolidated Financial Statements September 30, 1994, 1993 and 1992

1 - Accounting Policies

Principles of Consolidation

Eagle Financial Corp. (the "Company") is the savings bank holding company for Eagle Federal Savings Bank (the "Bank"), a federally-chartered savings bank. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Management believes that the financial position and results of operations are fairly presented.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed and in-substance repossessed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and value of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance or write-downs based on their judgment of information available to them at the time of their examination.

Investment and Mortgage-backed Securities

The Bank determines its accounting for debt and mortgage-backed securities based upon its projected liquidity needs. Securities that will be "held to maturity" are stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities utilizing a method which approximates the level yield method. Marketable equity securities and mutual funds are classified as "available for sale" since they have no stated maturity and are carried at the lower of aggregate cost or market value. A valuation allowance is established and charged to shareholders' equity when the aggregate market value of the available for sale securities portfolio is less than the book value of the portfolio. Unrealized losses on investment securities that are determined to be other than temporary are charged to operations. Gains or losses on the sale of investment securities are computed by the specific identification method.

Revenue Recognition

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

Net premiums on loans purchased are recognized in interest income over the estimated lives of the loans using a method that approximates a level yield.

Loan origination fees and direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans.

Loans Held for Sale

First mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or market value. Management estimates the market value of its portfolio held for sale based on outstanding investor commitments or current investor yield requirements, whichever is more readily apparent.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation computed generally by the straight-line method at rates based on estimated useful lives. Amortization of leasehold improvements is computed on a straight-line basis over the terms of related leases.

Real Estate Acquired in Settlement of Loans and In-Substance Repossessed Real Estate

Real estate acquired in settlement of loans and in-substance repossessed real estate is composed of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or loans for which foreclosure proceedings are imminent. These properties are carried at the lower of cost or fair value, less selling costs. The Bank considers a property in-substance foreclosed when it is determined that a borrower has little or no equity in a property collateralizing a loan, proceeds for repayment of the loan can be expected to come only from the operation or sale of the collateral, and it is doubtful that the equity can be rebuilt in the foreseeable future. At the time these properties are foreclosed or are designated in-substance repossessed real estate, they are recorded at the lower of cost or fair value, less selling costs, through a direct charge against the allowance for loan losses. Losses in value subsequent to foreclosure or in-substance repossession classification are recorded through the adjustment of an allowance for losses by a provision (charge) against income.

Excess Cost Over Net Assets of Acquisitions

The excess cost over net assets of acquired entities (goodwill) is being amortized on a straight-line basis over periods of 15 years or less. On a periodic basis, the Company will review goodwill for events or changes in circumstances that may indicate that the carrying amount of goodwill may not be recoverable. Such amounts are included in other assets.

Other Intangible Assets

The excess of the purchase price over the fair value of the tangible net assets of certain acquisitions has been allocated to core deposits (core deposit intangible), based upon valuations, and is being amortized over a period no greater than the estimated remaining life of the existing deposit base assumed. Intangible assets are included in other assets.

Income Taxes

In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." This Statement requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of this Statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the Statement, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 on October 1, 1993 and has reported the cumulative effect of that change in the statement of income for the year ended September 30, 1994. The Company files consolidated state and federal income tax returns.

Prior to adoption of SFAS No. 109, the Company recognized income taxes under the deferred method of APB Opinion 11. Items of income and expenses recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable gave rise to deferred income taxes.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, investments, mortgage-backed securities, loans, deposits, borrowings and certain off-balance-sheet items. Other assets that are not considered financial instruments and are excluded from fair value disclosures include real estate owned and premises and equipment.

Fair value estimates are made at a specific point in time based on market information, where available, or other more subjective information if a market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgment and may not reflect the true financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.

Cash Flows

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted-average common shares outstanding during the year, increased by the number of shares issuable on the exercise of stock options, if dilutive, based on the treasury stock method. The dilutive effect of stock options was not material for 1994, 1993 and 1992. All share data for all periods prior to September 30, 1993 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on August 16, 1993.

Reclassification

Certain 1993 and 1992 amounts have been reclassified to conform to the 1994 presentation for comparative purposes. Such reclassifications had no effect on net income.

2 - Acquisitions

On March 13, 1992, Bristol Federal Savings Bank purchased certain assets and assumed all insured deposits of Danbury Federal Savings and Loan Association ( "Danbury"), Danbury, Connecticut, from the Resolution Trust Corporation ("RTC"). On May 8, 1992, Bristol Federal Savings Bank acquired certain assets and assumed all insured deposits of Brookfield Bank ("Brookfield"), Brookfield, Connecticut, from the Federal Deposit Insurance Corporation ("FDIC"). On June 10, 1994, Eagle Federal acquired certain assets and assumed all insured deposits of The Bank of Hartford ("Hartford") from the FDIC. The acquisitions have been accounted for by the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded based on estimated fair values at the dates of acquisition. The estimated fair values of assets acquired and liabilities assumed at the dates of acquisition are summarized as follows:

                                                               Danbury       Brookfield         Hartford
- ----------------------------------------------------------------------------------------------------------
Cash and due from banks                                  $    4,960,000   $    1,428,000   $    4,933,000
Interest-bearing deposits                                    14,000,000                0       25,503,000
Investments and mortgage-backed securities                            0                0       72,667,000
Loans                                                        86,752,000                0       80,776,000
Allowance for loan losses                                    (1,759,000)               0       (3,500,000)
Other assets                                                    302,000            1,000        2,330,000
Core deposit and other intangibles                            1,236,000          561,000       11,276,000
Deposits                                                   (113,655,000)     (66,485,000)    (272,752,000)
Other liabilities                                            (5,687,000)        (122,000)      (3,234,000)
- ----------------------------------------------------------------------------------------------------------
Cash received or receivable from FDIC/RTC               $    13,851,000   $   64,617,000   $   82,001,000
=========================================================================================================


In accordance with the Purchase and Assumption Agreement between the RTC and Bristol Federal Savings Bank, Bristol Federal Savings Bank had the option, until October 7, 1993, to put back or return to the RTC for cash, loans acquired in the Danbury transaction if certain documentation deficiencies existed. Bristol Federal Savings Bank exercised this option and put back $4.0 million assets to the RTC.

The operating results of these acquisitions are included in the Company's statement of income from the dates of acquisition.

3 - Investment Securities

The aggregate carrying amounts and market values of investment securities are as follows :

                                                                                              Gross         Gross
                                                                                Carrying   Unrealized     Unrealized      Market
(in thousands)                                                                    Value       Gains         Losses        Value
- --------------------------------------------------------------------------------------------------------------------------------
September 30, 1994:
Investment securities:
   U.S. Treasury securities                                                    $  12,834        $   3      $     38    $  12,799
   Obligations of other U.S. Government agencies                                  14,018           10           157       13,871
   Collateralized mortgage obligations                                            47,357           32         1,398       45,991
   Corporate and other securities                                                 23,040           18           491       22,567
- --------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                                 97,249           63         2,084       95,228
Securities available for sale(a):
   Mutual fund investments                                                        17,599            0           781       16,818
   Marketable equity securities                                                       16          102             0          118
   Net unrealized loss                                                              (679)        (102)         (781)           0
- --------------------------------------------------------------------------------------------------------------------------------
      Total securities available for sale                                         16,936            0             0       16,936
- --------------------------------------------------------------------------------------------------------------------------------
         Total investment securities
             and securities available for sale                                  $114,185      $    63        $2,084     $112,164
================================================================================================================================

(a) At  September  30, 1994 net  unrealized  losses on  securities  available  for sale in the amount of $679,000  are included as a reduction to total shareholders' equity.

September 30, 1993:
   Investment securities:
      U.S. Treasury securities                                                $    4,098     $     67     $       0   $    4,165
      Obligations of other U.S. Government agencies                                8,993          319             0        9,312
      Collateralized mortgage obligations                                         23,223          351            35       23,539
      Corporate and other securities                                              10,566          372             0       10,938
- --------------------------------------------------------------------------------------------------------------------------------
         Total investment securities                                              46,880        1,109            35       47,954
Securities available for sale:
   Mutual fund investments                                                        15,599           22            20       15,601
- --------------------------------------------------------------------------------------------------------------------------------
         Total investment securities
             and securities available for sale                                 $  62,479       $1,131      $     55    $  63,555
================================================================================================================================

Market values of investment securities are based on quoted market prices or dealer quotes on similar instruments.

The carrying value and estimated market value of debt securities at September 30, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Carrying   Market
(in thousands)                                     Value     Value
- -------------------------------------------------------------------
Due in one year or less                           $ 9,840   $ 9,848
Due after one year through five years              28,585    28,293
Due after five years through ten years              1,826     1,770
Due after ten years                                 9,641     9,326
Collateralized mortgage obligations                47,357    45,991
- -------------------------------------------------------------------
                                                  $97,249   $95,228

There were no debt securities sold in 1994. Proceeds from sales of investments in debt securities were $3,932,000 and $6,108,000 in 1993 and 1992, respectively. Gross gains of $38,000 and $2,000 were realized on the 1993 and 1992 sales, respectively. No losses were realized on the sales in 1993 and 1992.

Proceeds from sales of securities available for sale were $2,800,000 and $7,998,000 in 1994 and 1993, respectively. Gross realized gains and losses on the sales of securities available for sale were $15,000 and $1,000, respectively, in 1993. There were no realized gains or losses on sales of securities available for sale in 1994 and 1992.

Investment securities with a book value of $3,300,000 and $3,750,000 were pledged as collateral to secure public deposits at September 30, 1994 and 1993, respectively.

As required by the Federal Home Loan Bank, the Bank must hold FHLB stock equal to at least 5% of outstanding advances. At September 30, 1994 and 1993, the Bank was in compliance with the Federal Home Loan Bank stock requirement.

4 - Mortgage-backed Securities

The aggregate carrying amounts and market values of mortgage-backed securities are as follows:

                                                               September 30,
(in thousands)                                      1994                           1993
- -----------------------------------------------------------------------------------------------
                                              Book        Market             Book        Market
                                              Value        Value             Value        Value
- -----------------------------------------------------------------------------------------------
FHLMC                                       $53,382      $52,547           $12,237      $12,608
FNMA                                         14,712       14,053            12,459       12,786
GNMA                                            470          487             1,053        1,151
Other                                           142          137               204          203
- -----------------------------------------------------------------------------------------------
   Total mortgage-backed securities         $68,706      $67,224           $25,953      $26,748
===============================================================================================

The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $44,000 and $1,526,000, respectively, at September 30, 1994. The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $798,000 and $3,000, respectively, at September 30, 1993.

5 - Loans
Loans consisted of the following:


                                                                                                                 September 30,
(in thousands)                                                                                                 1994         1993
- --------------------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
    Residential                                                                                            $722,427     $591,797
    Residential construction                                                                                  7,103        5,739
    Commercial                                                                                               15,862       11,268
    Land                                                                                                      6,551        5,735
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                           751,943      614,539
- --------------------------------------------------------------------------------------------------------------------------------
Consumer loans:
    Home equity loans                                                                                        62,977       43,864
    Other                                                                                                     6,252        5,804
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                             69,229       49,668
- --------------------------------------------------------------------------------------------------------------------------------
Less:
    Unearned discounts and premiums                                                                             183            3
    Loans in process                                                                                              0        (600)
    Deferred loan origination fees                                                                          (2,339)      (2,261)
    Allowance for loan losses                                                                               (8,311)      (5,005)
- --------------------------------------------------------------------------------------------------------------------------------
        Loans receivable, net                                                                              $810,705     $656,344

The Company sold $10 million of 30-year fixed rate loans to the Federal Home Loan Mortgage Corporation in October 1993. This transaction resulted in a gain of approximately $120,000.

At September 30, 1994, 1993 and 1992, loans serviced for the benefit of others approximated $95.1 million, $11.8 million and $13.2 million, respectively. Included in the September 30, 1994 balance of loans serviced for the benefit of others are approximately $80.5 million of mortgage loans for which the Company purchased servicing rights in connection with the former Bank of Hartford acquisition.

Changes in the allowance for loan losses were as follows:


                                                                                                     Years Ended September 30,
(in thousands)                                                                                   1994         1993          1992
- --------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                                   $5,005       $4,011        $1,544
Charge-offs                                                                                   (1,506)        (958)       (1,150)
Recoveries                                                                                        112          244           212
Provisions for loan losses                                                                      1,200        1,708         1,646
Allowance from acquired bank                                                                    3,500            0         1,759
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                         $8,311       $5,005        $4,011
================================================================================================================================

Non-performing loans, which consist of loans delinquent 90 days or more, approximated $8.0 million and $6.5 million as of September 30, 1994 and 1993, respectively. If these loans had been current, in accordance with their original terms, additional interest income would have been recorded in the amounts of $503,000 and $310,000 for 1994 and 1993, respectively. Total non-performing loans at September 30, 1994 included $3.0 million of loans acquired as part of The Bank of Hartford transaction in June 1994. The allowance for loan losses was increased in 1994 by $3.5 million and in 1992 by $1.8 million as a result of the acquisition of certain loans and related allowances for loan losses of The Bank of Hartford and Danbury Federal Savings and Loan Association, respectively.

The following table presents fair value information for the Bank's loan portfolio:

                                                                                           Allowance                   Estimated
(in thousands)                                                             Principal       and Other       Carrying         Fair
September 30, 1994:                                                           Amount     Adjustments         Amount        Value
- --------------------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans                                                  $751,943        $  9,190       $742,753  $   732,164
Consumer loans                                                                69,229           1,277         67,952       68,416
- --------------------------------------------------------------------------------------------------------------------------------
      Total                                                                 $821,172         $10,467       $810,705  $   800,580
================================================================================================================================
September 30, 1993:
Real estate mortgage loans                                                  $614,539        $  7,415       $607,124     $630,046
Consumer loans                                                                49,668             448         49,220       50,824
- --------------------------------------------------------------------------------------------------------------------------------
      Total                                                                 $664,207        $  7,863       $656,344     $680,870
================================================================================================================================

In developing the estimated fair values above, the Bank's loan portfolio was segregated by type of loan, performing status and interest method (fixed or variable). In general, fair value was estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates developed in the secondary market.

Assumptions have been made in developing these fair values based on historical experience and market conditions. Because there is no immediate market for many of the above loans, there is no basis for determining whether the fair value presented above would be indicative of the value negotiated in an actual sale.


6 - Loans to Related Parties

The Bank has granted loans to officers and directors of the Bank and the Company and to their associates. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, except that prior to fiscal year 1991 officers and directors were granted a 1% discount on the interest rate for mortgage and property improvement loans. Management believes that these loans do not involve more than normal risk of collectibility.

The aggregate dollar amount of loans to officers and directors (exclusive of loans to any such persons which in the aggregate did not exceed $60,000 during the year) amounted to $2,552,000 and $2,936,000 at September 30, 1994 and 1993, respectively. During 1994, $287,000 of new loans were made and repayments totaled $671,000. During 1993, $556,000 of new loans were made and repayments totaled $523,000. All loans to officers and directors were current at September 30, 1994.


7 - Real Estate  Acquired  in Settlement of  Loans and In-substance  Repossessed
    Real Estate

Real estate acquired in settlement of loans and in-substance repossessed real estate is stated net of a related allowance. Changes in the allowance were as follows:

                                                                                                    Years Ended September 30,
(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                                    $  35         $  40        $  34
Charge-offs, net of recoveries                                                                  (245)         (292)        (233)
Provisions for losses                                                                             675           287          239
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                           $465         $  35        $  40
- --------------------------------------------------------------------------------------------------------------------------------

8 - Premises and Equipment

The following is a summary of the premises and equipment accounts:

                                                                                                     September 30,
(in thousands)                                                                                   1994          1993
- --------------------------------------------------------------------------------------------------------------------------------
Land                                                                                         $    688      $    688
Premises and leasehold improvements                                                             6,887         5,066
Furniture, fixtures and equipment                                                               4,495         4,477
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                               12,070        10,231
Less accumulated depreciation and amortization                                                 (4,815)       (4,202)
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 7,255      $ 6,029

The Company leases various office space for its branch office sites under operating lease arrangements. Certain of the lease arrangements provide for renewal options. Rental expense for leased branches included in operating
expenses  was  $470,000,   $352,000  and  $281,000  for  1994,  1993  and  1992,
respectively.

In 1992, Bristol Federal entered into two lease agreements for office space and a branch site with a director-related corporation. The leases were for an initial term of five years and seven years, respectively, and have renewal options which extend for an additional five years. Total lease expense for the office space and branch site was $69,017 for 1994 and $65,040 for 1993.

The future minimum rental commitments for the leased branches as of September 30, 1994 were as follows:

1995                                                                                         $378,000
1996                                                                                          275,000
1997                                                                                          168,000
1998                                                                                           53,000
1999                                                                                           34,000
Thereafter                                                                                     73,000
- -----------------------------------------------------------------------------------------------------
                                                                                             $981,000
=====================================================================================================

9 - Prepaid Expenses and Other Asstes

A summary of prepaid expenses and other assets follows:

                                                                                                    September 30,
(in thousands)                                                                                   1994          1993
- -------------------------------------------------------------------------------------------------------------------
Core deposit intangibles                                                                     $  3,677        $1,861
Goodwill                                                                                        7,834             0
Mortgage servicing rights                                                                         839             0
Deferred tax assets, net                                                                        3,947             0
Due from FDIC, net                                                                              7,605             0
Other Assets                                                                                    3,894         2,044
- -------------------------------------------------------------------------------------------------------------------
                                                                                              $27,796        $3,905
===================================================================================================================

Intangible assets, including core deposit intangibles, goodwill and purchased mortgage servicing rights, increased significantly in 1994 reflecting the additional intangible assets resulting from The Bank of Hartford acquisition. The amount due from the FDIC represents net settlement items from that acquisition due to be reimbursed by the FDIC.

The following table shows activity in goodwill and core deposit intangibles:

                                                                                                              Total
                                                                                                         Goodwill &
                                                                                         Core Deposit  Core Deposit  Accumulated
(in thousands)                                                                  Goodwill  Intangibles   Intangibles Amortization
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1991                                                  $       0      $   541     $     541      $   213
Intangible assets acquired                                                             0        1,797         1,797
Amortization of intangibles                                                            0          200           200          200
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1992                                                          0        2,138         2,138          413
Intangible assets acquired                                                             0           98            98
Amortization of intangibles                                                            0          375           375          375
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993                                                          0        1,861         1,861          788
Intangible assets acquired                                                         7,995        2,402        10,397
Amortization of intangibles                                                          161          586           747          747
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                                                     $7,834       $3,677       $11,511       $1,535
=================================================================================================================================

10 - Deposits
Deposit balances consisted of the following:

                                                                                                      September 30,
(in thousands)                                                                              1994                     1993
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                             Weighted                   Weighted
                                                                                              Average                    Average
                                                                                  Amount         Rate        Amount         Rate
- ---------------------------------------------------------------------------------------------------------------------------------
Noninterest bearing                                                            $  22,101            %     $  12,999            %
Passbook accounts                                                                162,344         1.99       117,847         2.50
NOW accounts                                                                      76,111         1.05        52,768         1.25
Money market accounts                                                            151,290         2.67       135,413         2.90
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                 411,846                    319,027
- ---------------------------------------------------------------------------------------------------------------------------------
Certificate accounts by original maturity:
    Six months or less                                                           107,722         3.27        82,890         3.50
    Over six months to one year                                                  110,928         3.77        79,396         3.62
    Over one year to two years                                                   113,970         4.37        78,086         4.75
    Over two years                                                               204,363         5.85       146,815         6.22
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                 536,983                    387,187
- ---------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                                              $948,829                   $706,214

Interest on deposits is summarized as follows:
                                                                                                     Years Ended September 30,
(in thousands)                                                                                   1994          1993         1992
- ---------------------------------------------------------------------------------------------------------------------------------
Passbook accounts                                                                            $  2,966      $  3,228     $  3,428
NOW accounts                                                                                      777         1,054        1,198
Money market accounts                                                                           3,929         4,337        4,548
Certificate accounts                                                                           19,976        19,341       19,852
- ---------------------------------------------------------------------------------------------------------------------------------
    Interest on deposits                                                                      $27,648       $27,960      $29,026
=================================================================================================================================

Interest forfeitures resulting from early withdrawals from certificate accounts are credited to interest on deposits. Interest forfeitures reducing the cost of interest on deposits amounted to $95,000, $91,000 and $71,000 for 1994, 1993 and 1992, respectively.

The estimated fair value of the Bank's deposit portfolio is as follows:

                                                                                                   September 30,
                                                                                         1994                      1993
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                Carrying    Estimated      Carrying    Estimated
(in thousands)                                                                    Amount   Fair Value        Amount   Fair Value
- ---------------------------------------------------------------------------------------------------------------------------------
Non-interest bearing                                                           $  22,101     $ 22,101     $  12,999    $  12,999
Passbook accounts                                                                162,344      162,344       117,847      117,847
NOW accounts                                                                      76,111       76,111        52,768       52,768
Money market accounts                                                            151,290      151,290       135,413      135,413
Certificate accounts                                                             536,983      540,047       387,187      398,784
- ---------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                                              $948,829     $951,893      $706,214     $717,811
=================================================================================================================================

The fair value of deposits with no stated maturity, such as passbook, NOW and money market accounts, is equal to the amount payable on demand on September 30, 1994 and 1993. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates offered at September 30, 1994 and 1993 for deposits with similar remaining maturities.

The  following   table  sets  forth  the  maturities  of  deposit   accounts  in
denominations of $100,000 or more at September 30, 1994:

(in thousands)     Maturity                                                                    Amount
- -----------------------------------------------------------------------------------------------------
                   Under three months                                                        $ 17,796
                   Three to six months                                                         12,558
                   Six to twelve months                                                         5,905
                   Over twelve months                                                          16,868
- -----------------------------------------------------------------------------------------------------
                                                                                             $ 53,127

11 - Federal Home Loan Bank Advances and Borrowed Money

Federal Home Loan Bank advances and borrowed money consisted of the following:


                                                                                                                  September 30,
(in thousands)                                                                                                1994          1993
- ---------------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank advances:
   Due February 1994 - 7.61%                                                                               $            $  1,000
   Due April 1994 - 7.56%                                                                                                  2,000
   Due October 1994 - 5.04%                                                                                  8,125
   Due December 1994 - 5.12%                                                                                   850
   Due March 1995 - 6.07 and 8.01%                                                                           2,300         1,000
   Due March 1996 - 5.02%                                                                                    1,500
   Due April 1996 - 8.10%                                                                                      500           500
   Due March 1997 - 5.38%                                                                                    2,000
   Due March 1997 - 5.68%                                                                                    1,000
   Due August 1996 - 4.52%                                                                                   5,000         5,000
   Due August 1998 - 5.19%                                                                                   5,000         5,000
   Due March 1999 - 6.10%                                                                                    2,000
   Due March 2000 - 6.48%                                                                                    1,000
   Due March 2001 - 6.83%                                                                                    1,500
   Due September 2001 - 8.20%                                                                                1,000         1,000
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $31,775       $15,500
=================================================================================================================================
Borrowed money:
   Reverse repurchase agreement due October 26, 1994 at 5.09%                                               $7,350        $    0
   Employee Stock Ownership Plan debt:
       1987 Borrowing - 6.39% and 4.95% at September 30,
          1994 and 1993, respectively                                                                          146           270
       1992 Borrowing - 8.00% and 6.25% at September 30,
          1994 and 1993, respectively                                                                          321           482
 ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $7,817          $752


The fair value of short- and long-term borrowings, estimated using rates currently available for debt of similar terms and remaining maturities, was $31 million and $16 million at September 30, 1994 and 1993, respectively.

In accordance with an agreement with the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances. The FHLB Statement of Credit Policy grants members the ability to borrow up to the value of the member's qualified collateral that has not been pledged to outside sources. Members whose total indebtedness, including borrowings from outside sources, exceeds 30% of assets are required to list and segregate collateral in a sufficient amount to cover the amount of advances outstanding. The Bank has a capacity to borrow up to $613 million in advances from FHLB as of September 30, 1994. The Bank has a preapproved line up to 2% of total assets. Collateral for the $7.4 million reverse repurchase agreement due October 26, 1994 includes $1.2 million FHLMC mortgage-backed securities due June 1, 2022 and $6.2 million FNMA mortgage-backed securities due March 1, 2014.

In connection with its purchase of the Company's common stock during 1987, the Employee Stock Ownership Plan (the "Plan") borrowed $1,163,000 under a term note maturing in 1997 with interest due quarterly at 82.5% of the lender's floating prime rate. In 1991, the Plan borrowed $759,000 to purchase additional shares of the Company's common stock under a term note maturing in 1997 with interest due quarterly at the lender's floating prime rate plus .25%. Principal payments ranging from $129,000 to $247,000 are due annually on March 31 until 1997 on the outstanding borrowings. A total of 39,642 unallocated shares in the Plan Trust at September 30, 1994 have been pledged as collateral in conjunction with the Plan borrowings. The Company reflects the Plan debt as borrowed money and as a reduction of shareholders' equity.


12 - Income Taxes

As discussed in Note 1, the Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of October 1, 1993. The cumulative effect, determined as of October 1, 1993, of this change in accounting for income taxes was a benefit of $1,273,000 and is a component of the amount shown as the cumulative effect of accounting changes in the statement of income for fiscal 1994. The effect on 1994 income tax expense of using the SFAS No. 109 approach versus a prior approach is approximately an $80,000 decrease in income tax expense. Prior years' financial statements have not been restated to apply to provisions of Statement No. 109.

Charges for income taxes in the consolidated statements of income comprised the following:

                                                                                                    Years Ended September 30,
(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                                                    $4,968        $4,169       $3,707
    State                                                                                       1,708         1,691        1,550
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                6,676         5,860        5,257
- --------------------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                                                     (998)         (116)        (252)
    State                                                                                       (325)         (107)        (105)
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                              (1,323)         (223)        (357)
- --------------------------------------------------------------------------------------------------------------------------------
Total:
    Federal                                                                                     3,970         4,053        3,455
    State                                                                                       1,383         1,584        1,445
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                               $5,353        $5,637       $4,900
================================================================================================================================

The actual income tax expense for 1994, 1993 and 1992 differs from the "expected" income tax expense for those years (computed by applying the U.S. Federal statutory corporate tax rate of 35%, 34% and 34%, respectively) as follows:

                                                                                                     Years Ended September 30,
(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Expected income tax on income before income taxes                                              $4,532        $4,008       $3,422
Increase (decrease) in income taxes resulting from:
    Bad debt deduction                                                                             --           410          185
    State income taxes, net of Federal income tax
       benefit                                                                                    898         1,045          922
    Loss (gain)on sale of real estate owned                                                                    (16)          173
    Other, net                                                                                   (77)           190          198
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                               $5,353        $5,637       $4,900
================================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                                                           September 30,
(in thousands)                                                                                   1994
- -----------------------------------------------------------------------------------------------------
Deferred tax assets:
Deferred loan fees                                                                           $    960
Postretirement benefits                                                                           948
Deferred compensation                                                                             656
Loans receivable, principally due to
    allowance for loan losses                                                                   3,545
Intangibles                                                                                       479
Other miscellaneous                                                                                31
- -----------------------------------------------------------------------------------------------------
    Total gross deferred assets                                                                 6,619
- -----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
Premises and equipment, principally due to
    differences in depreciation                                                                 (842)
Tax discount on acquired loans                                                                (1,830)
- -----------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                                          (2,672)
- -----------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                        $ 3,947


The valuation allowance for deferred tax assets as of September 30, 1994 and October 1, 1993 was $0. There was no change in the valuation allowance for the year ended September 30, 1994.

In order to fully realize the net deferred tax asset, the Company will need to either generate tax losses to carryback to recover taxes previously paid or generate future taxable income. Based upon the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax asset.

Timing differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred taxes (benefit) related to the following:

                                                                                                           Years Ended September 30,
(in thousands)                                                                                                 1993         1992
- -----------------------------------------------------------------------------------------------------------------------------------
Accrual versus cash basis items                                                                              $(205)       $(166)
Loan origination fees                                                                                          (27)        (284)
Other, net                                                                                                       9           93
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             $(223)       $(357)
===================================================================================================================================

The Company has not provided deferred income taxes for the Bank's tax return reserve for bad debts that arose in tax years beginning before September 30, 1987 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $8.9 million at September 30, 1993. If the Company does not meet the income tax requirements necessary to permit it to claim a percentage of taxable income and income loan loss deduction in the future, the Bank, under certain circumstances could incur a tax liability for the previously deducted tax return loan losses in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.7 million as of September 30, 1994.

13 - Stock Option Plans

At  September  30, 1994,  1993 and 1992,  300,587,  348,824 and 493,752  shares, respectively, were reserved for issuance in connection with incentive and non-incentive stock option plans for the benefit of directors, officers and other full-time employees.

Under the Company's stock option plans, options have been granted for terms up to ten years at not less than the fair value of the shares at the dates of grant and are exercisable at date of grant.

                                                                                             Shares under
                                                                                             stock option         Option price
                                                                                                 plan               per share
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1989                                              295,925        5.78    --      9.51
    Exercised                                                                                  (4,840)        5.78
    Granted                                                                                     33,516        9.66    --      9.77
    Canceled                                                                                  (33,516)        9.66    --      9.77
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1990                                              291,085        5.78    --      9.51
    Granted                                                                                     11,000        8.75
    Canceled                                                                                   (4,364)        7.50
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1991                                              297,721        5.78    --      9.51
    Exercised                                                                                 (41,493)        5.78    --      9.20
    Granted                                                                                     76,259        9.20    --     13.98
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1992                                              332,487        5.78    --     13.98
    Exercised                                                                                 (79,483)        5.78    --     13.98
    Granted                                                                                     41,953       15.34    --     18.18
    Canceled                                                                                      (10)
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1993                                              294,947
    Exercised                                                                                 (48,226)        5.78    --     15.34
    Granted                                                                                     46,750       19.375   --     23.00
- ---------------------------------------------------------------------------------------------------------------------------------
Outstanding and exercisable at September 30, 1994                                              293,471
=================================================================================================================================

14 - Restiction on Subsidiary Dividends

The Company's ability to pay dividends to shareholders is substantially dependent on funds received from the Bank. Regulations governing the payment of dividends by savings institutions, as set forth by the Office of Thrift Supervision ("OTS"), establish three tiers of institutions for purposes of determining the level of dividends that can be paid. Under these rules, the Bank is able to pay dividends in an amount equal to one-half of their surplus capital at the beginning of the year plus all net income for the calendar year. At September 30, 1994, the Bank had approximately $15.6 million in excess risk-based capital, one-half of which would be available for declaration of dividends to the Company. The OTS regulations permit the OTS to prohibit capital distributions in certain circumstances.

The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1994 exceeded all three requirements.

15 - Employees Benefit Plans

The Bank maintains a noncontributory trusteed defined benefit pension plan through the Financial Institutions Retirement Fund (the "Fund") covering all eligible employees. The plan is part of a multi-employer plan in which details as to the Bank's relative positions are not readily determinable. Therefore, information relating to the value of vested and nonvested accumulated plan benefits and assumed rates of return used in determining such values is not disclosed. Employer contributions to the Fund in 1994, 1993 and 1992 were $394,000, $172,000 and $206,000, respectively, and these amounts are expensed to operations in the year contributed.

The Company sponsors an Employee Stock Ownership Plan (the "Plan") covering substantially all full-time employees. The Plan, which is a tax qualified employee benefit plan, was adopted by the Board of Directors to provide retirement benefits for employees. Contributions are determined based upon the principal and interest amounts due related to the Plan debt. Amounts for principal and interest are expensed as accrued.

A summary of the components of Plan contribution expense incurred by the Company for 1994, 1993 and 1992 is as follows:

(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Principal component                                                                              $285          $258         $180
Interest component                                                                                 42            54           62
- --------------------------------------------------------------------------------------------------------------------------------
    Total contribution expense                                                                   $327          $312         $242
================================================================================================================================

Effective in the first quarter of fiscal 1995, the Bank established an employee savings plan under Section 401 (k) of the Internal Revenue Code. Under the savings plan, the Bank will match $0.25 for every $1.00 of the employee's contribution which is not in excess of 4% of the employees total compensation.


16 - Other Postretirement Benefit Plans

In addition to the Company's defined benefit pension plan, the Company provides medical and dental insurance programs to its retirees. The retiree programs are first available to individuals reaching age 60 with 25 years of service or to individuals reaching age 65 with 10 years of service. All covered retirees are required to contribute to the cost of their coverage and the provisions may be changed at the discretion of the Company.

In 1994, the Company adopted SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" , and elected the immediate recognition of the transition obligation. Upon adoption, the Company recognized the accumulated postretirement benefit obligation of $2,194,000 which, net of an income tax benefit of $891,000, decreased 1994 net income by $1,303,000. Postretirement benefit costs for prior years, which were expensed as paid, were not restated. The effect on 1994 expenses is an increase of approximately $98,000. The 1993 and 1992 expenses were $44,000 and $29,000, respectively, under the prior method.

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet:

                                                                                                                      September 30,
(in thousands)                                                                                                            1994
- --------------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                                                                           $   (544)
    Fully eligible active plan participants                                                                                (617)
    Other active plan participants                                                                                         (301)
- --------------------------------------------------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation                                                                        (1,462)
Plan assets at fair value                                                                                                    --
Accumulated postretirement benefit obligation in excess
    of plan assets                                                                                                       (1,462)
Unrecognized prior service cost                                                                                            (658)
Unrecognized net gain                                                                                                      (167)
Unrecognized transition obligation                                                                                           --
- --------------------------------------------------------------------------------------------------------------------------------
Net postretirement benefit liability included in
    other liabilities                                                                                                   $(2,287)
================================================================================================================================

Subsequent to initial adoption of SFAS No. 106, the Company amended the medical and dental insurance programs to its retirees which resulted in a reduction to the accumulated postretirement benefit obligation. The impact of the amendment is being amortized over twenty years and results in a reduction to the annual postretirement expense.

Assumptions used in determining actuarial present value of postretirement benefit obligation are as follows:

                                                                                                                       September 30,
                                                                                                                            1994
- --------------------------------------------------------------------------------------------------------------------------------
Rate of return plan assets                                                                                                   N/A
Discount rate                                                                                                                 8%
Rate of increase on health care costs:
    Initial                                                                                                                  13%
    Ultimate                                                                                                                  6%

The resulting net periodic postretirement benefit expense consisted of the following components:

                                                                                                        Year Ended September 30,

(in thousands)                                                                                                              1994
Service cost - benefits earned during the period                                                                            $ 56
Interest cost on accumulated postretirement benefit obligation                                                               118
Actual return on plan assets                                                                                                  --
Net amortization                                                                                                             (32)
- --------------------------------------------------------------------------------------------------------------------------------
    Net postretirement benefit expense                                                                                      $142
================================================================================================================================

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits is 8% for 1994 and is assumed to increase gradually to 13% in 1999 and remain at that level thereafter. This health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of September 30, 1994 by 20%, and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1994 by 23%.

17 - Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Company to credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure at September 30, 1994 related to these items is summarized below:

                                                                                                                        Contract
(in thousands)                                                                                                            Amount
- --------------------------------------------------------------------------------------------------------------------------------
Loan commitments:
    Approved loan commitments                                                                                            $14,102
    Unadvanced portion of construction loans                                                                               7,026
    Unadvanced portion of home equity lines of credit                                                                     24,899

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on approved loan commitments and home equity lines of credit are a combination of fixed and variable. Interest rates on unadvanced portions of construction loans are fixed rates which generally mature within eighteen months.

Commitments outstanding at September 30, 1994 consist of adjustable and fixed rate mortgages of $13.1 million and $1.0 million, respectively, at rates ranging from 4.25% to 9.25%. Commitments to originate loans generally expire within 60 days. In addition, at September 30, 1994 and 1993 there were unused portions of home equity credit lines extended by the Bank of $24.9 million and $19.5 million, respectively.

18 - Significant Group Concentrations of Credit Risk

The Company primarily grants residential and consumer loans to customers located within its primary market area in the State of Connecticut. The majority of the Company's loan portfolio is comprised of residential mortgages. At September 30, 1994, residential loans, including residential construction loans, totaled $792 million, excluding off-balance-sheet items. Such loans are collateralized by real estate, of which approximately 96% is located in Connecticut.


19 - Recent Accounting Pronouncements

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The SFAS generally requires investments to be classified into one of three categories. Securities which an enterprise has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and are accounted for at amortized cost. Securities which are bought and held primarily for the purpose of sale in the near term are classified as "trading" securities and are accounted for at market value with unrealized gains and losses included in earnings. All other securities are classified as "available for sale" securities, and are accounted for at market value with unrealized gains and losses excluded from earnings, but reported as a separate component of shareholders' equity.

The Company will adopt this Statement in the first quarter of fiscal 1995. It is expected that approximately 50% of its investment securities portfolio will be classified as held to maturity. The remaining portfolio will be classified as available for sale and will be accounted for at market value with any unrealized gains and losses, net of income taxes, shown as a separate component of shareholder' equity. If this Statement had been adopted on September 30, 1994, shareholders' equity would have been negatively impacted by approximately $1.0 million, net of income taxes, reflecting an unrealized loss on that portion of the portfolio classified as "available for sale."

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was issued in May 1993 and amended by SFAS No. 118 in October 1994. The SFAS, which is effective for fiscal years beginning after December 15, 1994, requires that creditors evaluate the collectibility of both contractual interest and contractual principal of all loans when assessing the need for a loss accrual. When a loan is impaired, a creditor shall measure impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. The creditor shall recognize an impairment by creating a valuation allowance. SFAS No. 118 amends Statement No. 114 to allow creditors to use existing methods for recognizing interest income on impaired loans. The Company has not yet made a determination as to the impact, if any, the adoption of SFAS 114 will have on its financial condition and results of operations.

In October 1994, the FASB issued SFAS No. 119, "Disclosure About Derivative Financial Instruments" and Fair Value of Financial Instruments . The SFAS, which is effective for fiscal years ending after December 15, 1994, requires disclosures about derivative financial instruments futures, forwards, swap and option contracts, and other financial instruments with similar characteristics. As of September 30, 1994 the Company is not party to such instruments. The SFAS also amends existing requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 is amended to require fair value information be presented together with the related carrying amounts in the body of the financial statements, a single footnote, or a summary table in a form that makes it clear whether the amounts represent assets or liabilities.

20 - Susequent Event

In the first quarter of fiscal 1995, the Company completed a common stock offering which resulted in the sale of 862,310 shares of stock at a price of $20.75. After deducting the underwriting discount and offering expenses, the net proceeds to the Company were approximately $16.7 million. Substantially all of these proceeds were contributed to the Bank as additional capital.


12   Eagle Financial Corp. (Parent Company Only) Condensed Financial Information
Balance Sheets

                                                                                                    September 30,
(in thousands)                                                                                   1994          1993
- --------------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash                                                                                    $       84    $       83
   Interest-bearing deposits                                                                      375         1,575
- --------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents                                                                  459         1,658
   Investment securities                                                                           85            85
   Investment in Bank subsidiary                                                               65,531        59,141
   Other assets                                                                                   236           100
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                              $66,311       $60,984
================================================================================================================================
Liabilities and shareholders' equity:
   Payable to Bank subsidiary                                                              $       27    $       23
   Accrued expenses and other liabilities                                                       (459)         (198)
   Borrowed money                                                                                 467           752
   Shareholders' equity                                                                        66,276        60,407
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                              $66,311       $60,984
================================================================================================================================

Statements of Income

                                                                                                         September 30,
(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Interest on investments                                                                      $     31      $     79      $   111
Dividends from Bank subsidiary                                                                  1,000         1,000        2,500
Other expenses                                                                                  (857)         (767)        (717)
- --------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in undistributed earnings
   of Bank subsidiary                                                                             174           312        1,894
Income tax benefit                                                                                323           387          271
- --------------------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of Bank subsidiary                                 497           699        2,165
Equity in undistributed earnings of Bank subsidiary                                             7,069         5,453        3,001
- --------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                  $7,566        $6,152       $5,166
================================================================================================================================

Statements of Cash Flows

                                                                                                           September 30,
(in thousands)                                                                                   1994          1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                                  $7,566        $6,152       $5,166
   Adjustments to reconcile net income to net cash provided by operating activities:
   Equity in undistributed earnings of Bank subsidiary                                         (7,069)       (5,453)      (3,001)
   Amortization of premiums on investments                                                          0             2            4
   Increase in other assets                                                                      (136)          (21)         348
   Increase in accrued expenses and other liabilities, net                                       (261)         (312)        (326)
- --------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                         100           368        2,191
- --------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of investment securities                                                           (1,000)          (85)           0
   Proceeds from maturity of investment security                                                1,000           600            0
   Decrease in federal funds sold                                                                   0             0          800
- --------------------------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                                                           0           515          800
- --------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Cash dividends                                                                              (2,355)       (1,910)      (1,602)
   Acquisition of treasury stock                                                                    0             0          (21)
   Proceeds from exercise of stock options and other                                            1,052           913          348
   Increase (decrease) in payable to Bank subsidiary                                                4           (6)            6
- --------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                          (1,299)       (1,003)      (1,269)
- --------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                                          (1,199)         (120)       1,722
   Cash and cash equivalents at beginning of year                                               1,658         1,778           56
- --------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                      $   459        $1,658       $1,778
================================================================================================================================


22 - Seleccted Quarterly Financial Data (Unaudited)

(in thousands, except per share data)                                                    Three Months Ended
Fiscal 1994                                                    12/31/93      3/31/94          6/30/94   9/30/94(b)         Total
- --------------------------------------------------------------------------------------------------------------------------------
Interest income                                                 $13,750      $13,499          $14,826       $18,012      $60,087
Interest expense                                                  6,706        6,418            7,085         8,807       29,016
- --------------------------------------------------------------------------------------------------------------------------------
Net interest income                                               7,044        7,081            7,741         9,205       31,071
Provision for loan losses                                           300          300              300           300        1,200
Net gain on sales of investment
   securities                                                         0            0                0             0            0
Other income                                                        791          643              815           917        3,166
Other expenses                                                    4,513        4,496            4,486         6,593(c)    20,088
Income tax provision                                              1,246        1,224            1,608         1,275        5,353
- --------------------------------------------------------------------------------------------------------------------------------
Net income before cumulative effect of
   accounting changes                                             1,776        1,704            2,162         1,954        7,596
Cumulative effect of accounting changes                             (30)(a)                                                  (30)
- --------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $ 1,746     $  1,704         $  2,162      $  1,954     $  7,566
================================================================================================================================
Net income per share before
   cumulative effect of accounting changes                      $  0.55     $   0.53         $   0.67      $   0.60     $   2.35
Cumulative effect of accounting changes                           (0.01)           0                0             0        (0.01)
Net income per share                                            $  0.54     $   0.53         $   0.67      $   0.60     $   2.34
================================================================================================================================

(a) During the quarter ended  December 31, 1993,  the Company  adopted SFAS No. 109 with a cumulative  effect benefit of $ 1,273,000 and SFAS No. 106 with a cumulative effect charge $1,303,000.

(b) The quarter ended  September 30, 1994 includes the impact of the  acquisition  and assumption on June 10, 1994 of certain assets and liabilities of The Bank of Hartford.

(c) Includes compensation and benefit expenses of $740,000 related to the retirement of two senior officers.

                                                                                         Three Months Ended
Fiscal 1993                                                    12/31/92      3/31/93          6/30/93       9/30/93        Total
- --------------------------------------------------------------------------------------------------------------------------------
Interest income                                                 $14,180      $13,850          $13,910       $13,814      $55,754
Interest expense                                                  7,436        7,302            6,829         6,902       28,469
- --------------------------------------------------------------------------------------------------------------------------------
Net interest income                                               6,744        6,548            7,081         6,912       27,285
Provision for loan losses                                           325          325              529           529        1,708
Net gain on sales of investment
   securities                                                         0          (1)                1            52           52
Other income                                                        599          584              625           644        2,452
Other expenses                                                    3,986        4,128            3,929         4,249       16,292
Income tax provision                                              1,442        1,175            1,618         1,402        5,637
- --------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $  1,590     $  1,503         $  1,631      $  1,428     $  6,152
================================================================================================================================
Net income per share                                         $    0 .51    $    0.48        $    0.52     $    0.46    $    1.97

Note: All per share data and the number of outstanding common shares for all periods and dates prior to September 30, 1993 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on August 16, 1993.


Independent Auditors' Report

The Board of Directors and Shareholders

Eagle Financial Corp.:

We have audited the accompanying consolidated balance sheets of Eagle Financial Corp. and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Eagle Financial Corp. and subsidiaries for the year ended September 30, 1992 were audited by other auditors whose report thereon, dated October 29, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1994 and 1993 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Corp. and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statement, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1994. As discussed in Notes 1 and 12 to the consolidated financial statements, the Company also changed its method of accounting for income taxes in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

KPMG PEAT MARWICK LLP

Hartford, CT

November 18, 1994

Officers and Managers

Eagle Federal Savings Bank
Ralph T. Linsley
Chairman and
Chief Executive Officer

Robert J. Britton
Vice Chairman, President and Chief Operating Officer

Ercole J. Labadia
Executive Vice President,
Administration and Operations

Mark J. Blum
Senior Vice President,
Chief Financial Officer

Kenneth F. Burns
Senior Vice President,
Retail Banking and Marketing

James F. Donnelly
Senior Vice President,
Chief Lending Officer

John D. Buckley
Vice President, Internal Auditor

Donald E. Crandall, Jr.
Vice President, Loan Underwriting

Irene K. Hricko
Vice President, Corporate Secretary

Kathleen K. Leach
Vice President, Regional Lending Officer

Peter J. Leone
Vice President,
Western Regional Officer

Barbara S. Mills
Vice President, Treasurer

Diane J. Nameth
Vice President, Deposit Operations

Adele L. Reale
Vice President, Human Resources

Janet E. Recidivi
Vice President,
Retail Banking Administration

Louise D. Rohner
Vice President,
District Manager

Mark Shaw
Vice President, Central Regional Officer

Joan F. Warkoski
Vice President, Regional Lending Officer

Joyce M. Barbieri
Assistant Vice President

Carole S. Churchill
Assistant Vice President

Mary Corbo
Assistant Vice President

D. Frances Daley
Assistant Vice President

John S. Donovan
Assistant Vice President

Cheryl J. Federico
Assistant Vice President

Kristine L. Ginty
Assistant Vice President

Linda K. Hammond
Assistant Vice President

Judy Haskins-Conde
Controller

Edmund S. Howley
Assistant Vice President

Roberta V. Kruppa
Assistant Vice President

Donna J. Lillis
Assistant Vice President

Connie L. Morello
Assistant Vice President

Benjamin A. Ossola
Assistant Vice President

Patricia L. Roberts
Assistant Vice President

Kurt W. Robinson
Assistant Vice President

John G. Scapin
Assistant Vice President

Patricia Silvernail
Assistant Vice President

Phyllis Tucker
Assistant Vice President

Teresa L. Wright
Assistant Treasurer

Jill Zeneski
Assistant Vice President

Eagle Financial Corp.
John D. Buckley
Vice President, Internal Auditor

Branch Locations
Bristol District
Main Office
222 Main Street
Bristol

Bristol Commons
99 Farmington Avenue
Bristol

Bristol Farms Plaza
1235 Farmington Avenue
Bristol

Center Square
115 Main Street

Terryville
Pine Plaza
Pine Street
Forestville

Hartford District
Caldor Shopping Center
255 Main Street
Avon

38 Tunxis Avenue
Bloomfield
Canton Village

Route 44
Canton

108 Farminton Avenue
Hartford

324 Franklin Avenue
Hartford
West Hill Center

53 New Britain Avenue
Rocky Hill

75 Park Road
West Hartford

Torrington District
Main Office
50 Litchfield Street
Torrington

1180 East Main Street
Torrington

West Street
Litchfield
Shops at Ledgebrook

Route 44
Winsted

Danbury District
Main Office
158 Main Street
Danbury
Mill Plain Office Park

32 Mill Plain Road
Danbury
Commerce Plaza

71 Newtown Road
Danbury

2 Prospect Street
Ridgefield
Inters. Rt. 37 & Rt. 39
New Fairfield

247 Federal Road
Brookfield
20 Church Hill Road
Newtown

Annual Meeting
Tuesday, January 24, 1995
11:00 a.m.
Eastwood Country Club
1301 Torringford West Street
Torrington, CT 06790

Executive Offices
Eagle Financial Corp.
222 Main Street
P.O. Box 1157
Bristol, CT 06010
(203) 584-6300

Independent Auditors
KPMG Peat Marwick LLP
City Place II
Hartford, CT 06103-4103

Registrar and Transfer Agent
First National Bank of Boston
Shareholder Services
Mail Stop: 45 02 09
P.O. Box 644 Boston, MA 02102 0644
(617) 575 3170
(800) 730-4001 Outside MA

Legal Counsel
Hogan & Hartson
Columbia Square
555 Thirteenth Street NW
Washington, DC 20004 1109
Anderson, Alden, Hayes & Ziogas LLC
238 Main Street
Bristol, CT 06010

Form 10-K
A copy of Eagle Financial Corp.'s annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission for fiscal 1994 may be obtained from the Company without charge. Please send a written request to:

Irene K. Hricko
Vice President, Secretary
Eagle Financial Corp.
222 Main Street
Bristol, CT 06010

Common Stock Information
Eagle Financial Corp. common stock is listed on the NASDAQ National Market System under the symbol EGFC. As of September 30, 1994 there were 3,174,977 shares of common stock outstanding, including 43,066 shares held in treasury, and approximately 1,800 shareholders of record.

Quarterly Stock Quotations and Stock Information

                                                                                                                    Cash
                                                                                                                  Dividends
    Quarter                                                                                                       Paid Per
     Ended                                                              High                    Low                 Share
Dec.   31, 1990                                                       $  8.750              $  8.000               $.125
Mar.   31, 1991                                                          9.625                 8.000                .125
Jun.   30, 1991                                                         10.250                 8.875                .130
Sep.   30, 1991                                                         10.250                 8.500                .130
Dec.   31, 1991                                                         11.875                 9.625                .130
Mar.   31, 1992                                                         17.500                11.750                .130
Jun.   30, 1992                                                         16.375                14.000                .130
Sep.   30, 1992                                                         16.375                15.000                .130
Dec.   31, 1992                                                         17.375                15.000                .150
Mar.   31, 1993                                                         20.250                16.750                .150
Jun.   30, 1993                                                         19.250                16.250                .150
Sep.   30, 1993                                                         19.875                16.625                .150
Dec.   31, 1993                                                         21.625                18.750                .170
Mar.   31, 1994                                                         20.625                19.125                .170
Jun.   30, 1994                                                         23.625                19.125                .170
Sep.   30, 1994                                                         23.625                19.875                .170
