Form 10-K, Exhibit 13
period 1995-09-30
EAGLE FINANCIAL CORP
filed 1995-12-29
CIK 792369

EXHIBIT 13

Eagle Financial Corp.

1995 Annual Report

Excellence is achieved through moral integrity coupled with hard work and commitment.

Company Profile

Eagle Financial Corp. is a $1.2 billion unitary savings bank holding company and parent to Eagle Federal Savings Bank. Eagle Federal operates 23 banking offices located in Hartford, Litchfield and northern Fairfield counties, all in Connecticut. Historically the Bank has primarily engaged in the business of accepting deposits from the general public and using such funds in the origination of first mortgage loans for the purchase, refinance or construction of 1-4 family homes. Eagle is currently positioning itself as a mid-sized community bank offering a broader base of services to both consumers and businesses in its local market.


Financial Highlights
Financial Condition Data                                                     At September 30,
(In thousands)                                 1995            1994(a)              1993           1992(a)             1991
                                               ----            -------              ----           -------             ----
Total assets                              $1,237,286         $1,070,276          $792,468          $751,171         $524,429
Investment portfolio (b)                     159,197            123,823            77,924           109,948           63,459
Mortgage-backed securities                   302,462             68,706            25,953            31,652            5,248
Loans receivable, net                        713,545            810,705           656,344           568,124          432,507
Allowance for loan losses                      7,457              8,311             5,005             4,011            1,544
Deposits                                     951,751            948,829           706,214           677,701          458,074
FHLB advances and borrowed money             155,467             39,592            16,252             7,326           11,068
Shareholders' equity                          92,460             66,276            60,407            55,004           50,892

Operating Data                                                      For the Years Ended September 30,
(In thousands, except for per share data)       1995            1994(a)              1993           1992(a)             1991
                                                ----            -------              ----           -------             ----
Net interest income                      $    40,017        $    31,071         $  27,285         $  22,186        $  16,632
Net income                                    10,972              7,566             6,152             5,166            4,011
Loan originations                            155,666            219,904           209,901           163,478           78,927
Loan purchases                                   130              2,507                --                --              240
Cash dividends declared per share (d)           0.82               0.69              0.57              0.50             0.43
Net income per share: (d)
     Primary                                    2.41               2.13              1.79              1.55             1.25
     Fully diluted                              2.38               2.12              1.77              1.53             1.25

Significant Statistical Data                      1995              1994(a)            1993             1992(a)           1991
                                                  ----              -------            ----             -------           ----
For the period:
     Return on average assets                    0.95%               0.85%             0.79%             0.81%            0.80%
     Return on average shareholders' equity     12.68%              11.99%            10.69%             9.80%            8.05%
     Average interest rate spread                3.43%               3.41%             3.40%             3.26%            2.88%
     Net interest margin                         3.63%               3.60%             3.64%             3.59%            3.43%
     Operating expenses to average assets        2.11%               2.24%             2.10%             2.02%            1.84%
     Operating expenses to average assets
       (excluding real estate owned expenses)    2.04%               2.09%             1.97%             1.90%            1.81%
     Net interest income to operating expenses   1.64x               1.55x             1.67x             1.72x            1.80x
     Efficiency ratio                              53%                 55%               51%               49%              50%

At end of period:
     Shareholders' equity to total assets        7.47%               6.19%             7.62%             7.32%            9.71%
     Common shares outstanding
       (net of treasury) (c)                4,459,824           3,131,911         3,054,481         2,692,305        2,656,595
     Book value per share (d)                 $ 20.73             $ 19.24           $ 17.98           $ 16.88          $ 15.84
     Non-performing assets to total assets       1.10%               1.15%             1.51%             1.38%            1.81%
     Allowance for loan losses to
       non-performing loans                        67%                104%               77%              100%              27%
     Tangible capital ratio                      6.59%               5.17%             7.26%             6.87%            9.68%

(a) Fiscal 1994 and 1992 data reflect the impact of government-assisted acquisitions.

(b)   Includes  interest-bearing   deposits,   Federal  funds  sold,  investment

equity was $92.5 million, or 7.47% of total assets, at September 30, 1995. Book value per share increased to $20.73 from $19.24 at the beginning of the fiscal year.


Growth Through Acquisition

On October 2, 1995, Eagle announced that it had entered into definitive agreements with Fleet Financial Group and Shawmut Bank to purchase approximately $49 million of loans and assume approximately $290 million of deposits related to five branch offices located in the greater Hartford market. The branch offices, located in Hartford, Bloomfield, West Hartford, Simsbury and Manchester, were being divested as part of the Fleet/Shawmut merger.

The transaction is a unique opportunity which will allow Eagle to better serve its existing customers in this market as well as establish relationships with over 15,000 new households. The transaction also supports Eagle's overall strategy to become a broad-based community bank providing residential, consumer and commercial banking services.

It is estimated that the transaction, which will be accretive to earnings immediately upon closing, will be consummated in January 1996. The consideration Eagle will pay for the acquired branches and related deposit liabilities is the equivalent of a deposit premium of approximately 6.75%. The transaction represents Eagle's fourth major acquisition in the last 3 1/2 years.

Focus on Core Market

On November 28, 1995, Eagle announced that it had signed a letter of intent with Union Savings Bank of Danbury for the sale by Eagle Federal of seven branch offices in the Danbury area. In this transaction Union Savings will assume approximately $181 million in deposits and pay a deposit premium of 9%. The sale will benefit Eagle in a number of ways:

 . It will simplify operations and make Eagle Federal more efficient in that it will no longer need to service two geographically distinct markets. After consummation of the Fleet/Shawmut transaction, Eagle Federal's average branch size in Hartford and Litchfield counties will be approximately $55 million compared to $25 million in the greater Danbury area.

 .  As a  result  of the  gain  on sale  of  deposits  to  Union  Savings,  Eagle
   Financial's consolidated book value per share will increase by approximately $2.00 without considering any impact that the Fleet/Shawmut transaction may have on consolidated book value per share. In addition Eagle Financial's earnings will be positively impacted in 1996 from the Union Savings transaction.

 . The additional capital generated by the transaction will give Eagle Financial the flexibility to pursue other growth opportunities in its core market.

Economic Environment and Industry Trends

While most of the nation has been experiencing a moderate expansion, the Connecticut economy struggles to recover from the recession that ended in 1992. Connecticut's recovery has lagged other states due to defense cuts, restructuring in the insurance industry and the continued high cost of doing business. There are some positive developments, however, which in the long run will enhance Connecticut's competitive position. These include a growing small business market, a rebound in the commercial real estate market and improved affordability in the housing and labor markets.

During the past year there has been an increase in merger and acquisitions among banks due to the fact that there are few other opportunities for growth. While the most noteworthy mergers have been larger regional banks, there continues to be consolidation among community banks as well. Eagle has capitalized on the consolidation trend, profitably expanding its franchise through acquisitions which have positioned Eagle Federal Savings Bank as the fifth largest Connecticut based bank.

Despite  the  sluggish   economy  and  limited   opportunities   to  grow,  bank
profitability in Connecticut compares favorably with national averages. Most New England bank stocks have also performed well during the past year.

Banks will continue to lose market share to non-bank competitors as long as the burden of regulatory requirements are imposed on banks and not on its competitors. Bank regulators must provide for effective risk management, while not inhibiting banks' ability to compete effectively in the marketplace.

Reshaping Corporate Culture

By successfully integrating the cultures of our four former banks, we have established a corporate culture in which the delivery of quality customer service is paramount. Knowing and valuing the customer may be viewed as an old fashioned strategy, but it continues to be fundamental to a successful business. We strongly believe that customer satisfaction fosters business growth and profitability.

This year we started our "Eagle Excellence" program which focuses on the continuous improvement of processes in order to increase customer satisfaction and enhance overall efficiency throughout the Bank. Bankwide principles and standards of service have been developed together with performance measurements and recognition systems. As a result we are developing a better understanding of people, operations, systems and customer needs while improving service.

Eagle's reputation as a growing and successful bank has been a motivating factor among our employees to work hard and go the extra mile. The fact that most employees are also Eagle stockholders through our Employee Stock Ownership Plan has made our success even more rewarding.


Looking Ahead

In this rapidly changing banking industry Eagle is competitively positioned as a mid-sized community bank which offers a broad base of services for both consumers and businesses in its local market. Eagle is large enough to be considered as an alternative to larger regional banks yet small enough to be responsive to customer needs while providing quality service.

Consistent growth of earnings remains our primary objective as we look to the future. A successful acquisition plan over the past three years has resulted in earnings momentum, increased market share, an enhanced organizational structure and a stronger management team.

Going forward we will focus on growing revenues through enhanced business development efforts in all lines of business. To improve interest margins we will continue to diversify our loan portfolio to include a higher percentage of consumer and commercial loans. Residential lending remains our primary line of business and we are committed to being the lender of choice in our core market area. We have made significant investments in technology, systems and human resources in order to compete effectively in this rapidly changing business. We will continue to develop low cost core deposits and fee income by continuing our successful checking account acquisition program. Additionally we will continue to look for opportunities to expand through acquisition when we can do so profitably.

Thank you for your continued confidence and we assure you that we remain committed to building shareholder value.


Robert J. Britton
President and Chief Executive Officer
Eagle Financial Corp.
September 30, 1995

Eagle Financial Corp.'s performance over the last five years has been highlighted by steady growth in net income, cash dividends and book value, consistent improvement in return on shareholders' equity and an increase of over 150% in total assets.

Total Assets dollars in millions at September 30,
1995   $1,237,286

1994   $1,070,276
1993   $  792,468
1992   $  751,171
1991   $  524,429

Net Income Per Share years ended September 30,
1995   2.41
1994   2.13
1993   1.79
1992   1.55
1991   1.25

Book value Per Share at September 30,
1995   $20.73
1994   $19.24
1993   $17.98
1992   $16.88
1991   $15.84

Return on Average Shareholders' Equity years ended September 30,
1995   12.68%
1994   11.99%
1993   10.69%
1992    9.80%
1991    8.05%

Cash Dividends Per Share years ended September 30,
1995   0.82
1994   0.69
1993   0.57
1992   0.50
1991   0.43

Non-Performing Assets to Total Assets at September 30,
1995   1.10%
1994   1.15%
1993   1.51%
1992   1.38%
1991   1.81%

Officers and Directors

Eagle Financial Corp. Directors

Ralph T. Linsley
Chairman
Eagle Financial Corp.

Robert J. Britton
President and
Chief Executive Officer
Eagle Financial Corp.
Vice Chairman, President and
Chief Executive Officer
Eagle Federal Savings Bank

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

Robert J. Britton
President and
Chief Executive Officer

Ercole J. Labadia
Vice President,
Administration

Mark J. Blum
Vice President,
Chief Financial Officer

Barbara S. Mills
Vice President,
Treasurer

Irene K. Hricko
Vice President,
Corporate Secretary


Eagle Federal Savings Bank Officers

Robert J. Britton
Vice Chairman, President and
Chief Executive Officer

Ercole J. Labadia
Executive Vice President,
Administration and Operations

Mark J. Blum
Senior Vice President,
Chief Financial Officer

Kenneth F. Burns
Senior Vice President,
Retail Banking and Marketing

Patrick Macomber
Senior Vice President,
Residential and Consumer Lending

John A. Baker
Vice President, Commercial Lending

John D. Buckley
Vice President, Internal Auditor

Donald E. Crandall, Jr.
Vice President, Loan Servicing

Irene K. Hricko
Vice President, Corporate Secretary

Marc A. Lambert
Vice President, Finance

Kathleen K. Leach
Vice President,
Loan Originations

Peter L. Leone
Vice President,
Senior Retail Officer

Barbara S. Mills
Vice President, Treasurer

Adele L. Reale
Vice President, Human Resources

Janet E. Recidivi
Vice President, Retail Administration

Louise D. Rohner
Vice President,
Business Development Manager

Mark Shaw
Vice President, Technology

Joan F. Warkoski
Vice President,
Loan Originations



Table of Contents

 8       Management's Discussion and Analysis
18       Consolidated Balance Sheets
19       Consolidated Statements of Income
20       Consolidated Statements of Shareholders' Equity
21       Consolidated Statements of Cash Flows
23       Notes to Consolidated Financial Statements
42       Independent Auditors' Report
43       Additional Information



Management's Discussion and Analysis of Financial Condition and Results of Operations


General

Eagle Financial Corp. (the "Company") is a unitary savings bank holding company and parent of Eagle Federal Savings Bank ("Eagle Federal" or the "Bank"). The Bank is a federally chartered savings bank headquartered in Bristol, Connecticut, which conducts business from 23 banking offices located in Hartford, Litchfield and northern Fairfield counties. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. In June 1994, Eagle Federal assumed all of the insured deposits and purchased certain assets of the former Bank of Hartford from the Federal Deposit Insurance Corp. ("FDIC"). The acquisition included approximately $273 million of deposits and approximately $81 million in loans consisting primarily of residential mortgage and home equity loans. In October 1995, Eagle Federal announced that it entered into agreements with Fleet Financial Group and Shawmut

Bank to assume approximately approximately $49 million of primarily commercial real estate and consumer loans related to five branch offices located in the greater Hartford market, subject to final regulatory approval. In November 1995, Eagle Federal announced that it had signed a letter of intent to sell its seven branch banking offices in the greater Danbury area and approximately $181 million of related deposits to Union Savings Bank of Danbury.

Eagle Federal's primary business has historically been accepting deposits from the general public and using such funds in the origination of first mortgage loans for the purchase, refinance or construction of 1-4 family homes. Whereas residential mortgage lending will continue to be the Bank's main focus, Eagle Federal has also begun implementing strategies which will put increased emphasis on originating commercial real estate and small business loans within its primary market areas. The Bank started this process in 1995 by hiring several people with experience in commercial loan products and will further expand in this area in 1996. Eagle Federal also intends to put more emphasis on its multi-family and consumer lending products. The marketing of these loans will focus on the Bank's existing customer base, customers acquired as part of the Fleet/Shawmut acquisition and new relationships within Eagle Federal's primary market areas.


Net Interest Income dollars in millions years ended September 30,

1995                $40,017
1994                $31,071
1993                $27,285
1992                $22,186
1991                $16,632

Eagle Financial Corp. had record net income of $11.0 million, or $2.38 per share on a fully diluted basis, for the year ended September 30, 1995. The Company has posted higher annual earnings for seven consecutive years with average earnings per share growth of 25% during that period. The Company's consolidated results of operations depend to a large extent on the level of its net interest income, which is the difference between the interest earned on its loan and investment portfolios versus the interest paid on its deposits and borrowed funds. Additional earnings are derived from a variety of financial services provided to customers and from income related to the servicing of loans for others.

As of September 30, 1995, the Company had total assets of $1.24 billion compared to $1.07 billion at the start of the fiscal year. Growth during the year was in the Company's investment and mortgage-backed securities portfolios. Although Eagle Federal had loan origination activity in excess of $150 million during 1995, the Bank securitized $154 million of its long term, fixed rate mortgage loans during the year for sale into the secondary market. As of September 30, 1995, $95 million of these securitized loans had been sold. The purpose of this strategy is to strengthen the Bank's ability to absorb the impact of future interest rate changes, primarily in the event of a sustained rise in interest rates, by replacing fixed rate mortgage loans with adjustable rate securities. See "Asset/Liability Management." As a result of this activity, the Company's net loan portfolio decreased by $95 million in fiscal 1995. Most of Eagle Federal's net asset growth during the year was funded by Federal Home Loan Bank advances and other borrowed money while deposits grew only slightly in 1995.

In the first quarter of fiscal 1995, the Company completed a common stock offering which added approximately $16.7 million of new capital. The additional capital was raised primarily to increase the Bank's core capital ratio, which had decreased as a result of the substantial increase in asset size as a result of the Bank of Hartford transaction. The additional capital was also intended to assist Eagle in making further acquisitions in Connecticut or other generally adjacent market areas and increase the market liquidity of its common stock.


Fleet/Shawmut Transaction

On October 2, 1995, Eagle Federal announced that it had entered into agreements with Fleet Financial Group and Shawmut Bank to assume approximately $290 million of deposits and purchase approximately $49 million of commercial real estate and consumer loans related to five branch offices located in the greater Hartford market. The consideration Eagle Federal will pay for the acquired branches and related deposit liabilities is the equivalent of a deposit premium of approximately 6.75%. It is estimated that the transaction will be consummated in early 1996, subject to required regulatory approval and other closing conditions.

The transaction will allow Eagle Federal to increase its market share and expand its branch network already established in the greater Hartford area. The Bank currently operates seven offices in the greater Hartford area and has been actively pursuing opportunities to increase its presence in the Hartford market. Management intends to close two existing Hartford area branches which overlap two of the branches to be acquired. The transaction will allow Eagle Federal to better serve its existing customers in this market as well as establish relationships with over 15,000 new households.

In addition, the Fleet/Shawmut transaction supports Eagle Federal's overall strategy to become a broad-based community bank providing residential, consumer and commercial banking services.


Divestiture of Danbury Region

On November 28, 1995, Eagle Federal announced that it had signed a letter of intent to sell its seven branch banking offices and the related deposits in the greater Danbury market to Union Savings Bank of Danbury. In this transaction, Union Savings will assume approximately $181 million of deposits at seven Eagle Federal offices. Union Savings will purchase all real property and assume all lease obligations related to the seven offices. Union Savings intends to offer positions to all branch related Eagle Federal employees who currently work in these offices. The consideration Eagle Federal will receive for the acquired deposit liabilities is the equivalent of a deposit premium of 9.00%, or approximately $16 million before income taxes. There are no loans or investment securities being sold by Eagle Federal other than deposit secured loans and checking account credit lines. The Union Savings transaction is expected to be settled shortly after consummation of the Fleet/Shawmut acquisition in January 1996.

Eagle Federal's seven Danbury area offices are the end result of two government assisted acquisitions in 1992, when Eagle Federal assumed the deposits of Danbury Federal Savings and Loan from the Resolution Trust Corporation and Brookfield Bank from the FDIC. The average cost to Eagle Federal of the two acquisitions was the equivalent of approximately a 1.00% deposit premium.

Eagle Federal's more recent acquisition activity, including the Bank of Hartford transaction in 1994 and the pending Fleet/Shawmut transaction, has been centered around Hartford county and the Farmington Valley west of Hartford. Prior to consummation of the Union Savings transaction, but after giving effect to the Fleet/Shawmut transaction, 85% of Eagle Federal's deposits will be in its greater Hartford market which includes Hartford county and eastern Litchfield county. The sale of Eagle Federal's seven branches in the Danbury market is consistent with management's intention going forward to clearly focus its attention on the greater Hartford market where its strong market share allows it to compete effectively.

The sale of the Danbury branches to Union Savings will benefit Eagle in a number of ways:

o It will simplify operations and make Eagle Federal more efficient in that it will no longer need to service two geographically distinct markets. After consummation of the Fleet/Shawmut transaction, Eagle Federal's average branch size in Hartford and Litchfield counties will be approximately $55 million compared to $25 million in the greater Danbury area.

o As a result of the gain on sale of deposits to Union Savings, Eagle Financial's consolidated book value per share will increase by approximately $2.00 without considering any impact that the Fleet/Shawmut transaction may have on consolidated book value per share. In addition Eagle Financial's earnings will be positively impacted in 1996 from the Union Savings transaction.

o The additional capital generated by the transaction will give Eagle Financial the flexibility to pursue other growth opportunities in its core market.

Upon completion of the Fleet/Shawmut and Union Savings transactions, Eagle Financial will have 19 branch banking offices in Hartford and eastern Litchfield counties.


Liquidity And Capital Resources

The Bank of Hartford transaction in June, 1994 resulted in a substantial increase in the Bank's asset size and a corresponding decrease in Eagle Federal's core capital ratio. During the first quarter of fiscal 1995, the Company completed a common stock offering which added approximately $16.7 million of new capital. In addition to restoring the Bank's core capital ratio, the new capital was intended to assist Eagle Federal in making further acquisitions in Connecticut or other generally adjacent market areas and increase the market liquidity of the Company's common stock.

Bolstered by the new capital and $11.0 million of net income less $3.9 million of dividends paid out to shareholders, shareholders' equity increased to $92.5 million at September 30, 1995 from $66.3 million at September 30, 1994. The net growth in shareholders' equity also reflects reductions in debt related to the Company's employee stock ownership plan, exercise of stock options, purchases of stock by shareholders under the Company's dividend reinvestment and stock purchase plans, and changes in unrealized gains and losses on securities available for sale.

As a member of the Federal Home Loan Bank ("FHLB") System, the Bank is required to maintain liquid assets at 5% of its withdrawable deposits plus short-term borrowings. At September 30, 1995, the Bank was in compliance with the Office of Thrift Supervision ("OTS") liquidity requirements, having a ratio of 7.55%.

The Bank's principal sources of funds include deposits, loan payments (including interest, scheduled amortization of principal and prepayments), earnings and amortization on investments and mortgage-backed securities, maturing investments, FHLB advances and other borrowed money. In fiscal 1995, the Bank also received funds from the sale of $95 million of fixed rate mortgage loans that had been securitized prior to sale. While scheduled loan amortization and maturing securities and short-term investments are generally predictable sources of funds, loan and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition. One of the risks inherent in investing in mortgage-backed securities is the ability of such instruments to incur prepayments of principal prior to maturity at prepayment rates different than those estimated at time of purchase. This generally occurs because of changes in market interest rates. In a rising interest rate environment, for example, the level of prepayments on fixed rate mortgage-backed securities and loans will typically decline, as will their market value. Adjustable rate mortgage-backed securities and loans generally have less market value volatility than do fixed rate products. At September 30, 1995, Eagle Federal's loan and mortgage-backed securities portfolios were 73% and 63% adjustable rate, respectively. The Company's liquidity is primarily derived from and dependent on the ability of the Bank to pay dividends to the Company.

Principal uses of funds include loan originations, investments, payments of interest on deposits, and payments to meet operating expenses. At September 30, 1995, the Company had approximately $49.2 million in loan commitments outstanding including $23.5 million in available home equity lines of credit and $9.9 million in amounts due borrowers for construction loan advances. It is expected that these and future loans will be funded primarily by deposits, loan repayments and sales, investment maturities and amortization and borrowings. The Bank has the aggregate capacity to borrow up to $655.2 million in advances from the FHLB of Boston and will continue to consider this source for borrowing. FHLB advances at September 30, 1995 were $73.2 million, compared to $31.8 million at September 30, 1994.

The Company purchases certain debt securities (including mortgage-backed securities) with the intent and ability to hold to maturity for purposes of earning interest income and meeting regulatory liquidity requirements. Events which may be reasonably anticipated are considered when determining the Company's intent and ablility to hold investment securities to maturity. Such securities are classified as investment securities held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Other debt securities are purchased and classified as available for sale. Management will sell such securities from time to time and use the proceeds to fund loans when deposit flows are not adequate, the rates offered on borrowed funds are not favorable, and liquidity ratios support such sales. The Company also occasionally sells available for sale securities to restructure an asset/liability mismatch. Securities classified as available for sale, as well as equity securities and mutual fund investments, are accounted for, in the aggregate, at market value with any unrealized gain or loss being recorded as an adjustment to shareholders' equity, net of income tax effect. At September 30, 1995, approximately $286 million, or 69% of Eagle's investment and mortgage-backed securities portfolio, was classified as available for sale and had a pre-tax net unrealized gain of $445,000.

During the year ended September 30, 1995, Eagle Federal sold $101.3 million of investment and mortgage-backed securities producing net gains of $51,000 while maturing investment securities totaled $15.2 million. During fiscal 1994, investment securities sold totaled $2.8 million producing no gain or loss, while maturing investment securities totaled $9.3 million. There were no mortgage-backed securities sold in 1994.

The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. These capital requirements are applicable to the Bank only, do not consider capital held at the holding company level, and require certain adjustments from total Bank capital to arrive at the various regulatory capital amounts. The Bank's actual capital as reported to the OTS at September 30, 1995 exceeded all three requirements.

The following chart sets forth the actual and required minimum levels of regulatory capital for the Bank under applicable OTS regulations as of September 30, 1995:

(in thousands)      Actual     Percent     Required     Percent       Excess
                    ------     -------     --------     -------       ------
Core                $80,751     6.59%       $36,787      3.0%        $43,964
Tangible             80,751     6.59%        18,385      1.5%         62,366
Risk-based           86,196     15.31%       44,743      8.0%         41,453


The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized." As of September 30, 1995, the Bank had a core capital ratio of 6.59% and met the requirements for a "well capitalized" institution.

On August 23, 1993, the OTS issued new regulations, effective January 1, 1994, which add an interest-rate risk component to the risk- based capital requirement. The OTS has delayed implementation of the new regulation and no definitive date for implementation has been announced. Under the new regulation, an institution is considered to have excess interest-rate risk if based upon a 200 basis point change in market interest rates, the market value of an institution's capital changes by more than 2%. The new interest-rate risk requirements are not expected to significantly affect the ability of the Bank to meet the risk-based capital requirements.

The Company's ability to pay dividends to shareholders is substantially dependent on funds received from its subsidiary, Eagle Federal. Under current OTS regulations, because the Bank meets the OTS capital requirements, it may pay out 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year without supervisory approval. In general, the Bank pays dividends to the Company only to the extent that funds are needed to cover operating expenses and dividends paid to shareholders. At September 30, 1995, the Bank has approximately $41.5 million in excess capital over the OTS risk-based requirement, one half of which would be available for declaration of dividends to the Company. The OTS regulations permit the OTS to prohibit capital distributions under certain circumstances.


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

While much of the Company's asset and liability management efforts involve strategies which increase the rate sensitivity of its loans and investments, such as the sale of fixed rate loans, originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities and short term investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit, emphasizing core deposits which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances.


Mortgage & Home Equity Loans 9/30/94
Fixed        40%
Adjustable   60%


Mortgage & Home Equity Loans 9/30/95
Fixed        27%
Adjustable   73%

Much of Eagle's strong loan origination activity in 1993 and 1994 was driven by the relatively low interest rate environment that resulted in customers refinancing their existing mortgage loans into lower rate, and generally fixed rate, products. While loan origination activity was lower in fiscal 1995, customer preference continued for fixed rate loans. That activity resulted in an increase in the percentage of fixed rate mortgages in Eagle's loan portfolio. At September 30, 1994, approximately 40% of Eagle's mortgage and home equity loan portfolio was comprised of long term, fixed rate mortgage loans. During fiscal 1995, the Company securitized $154 million of fixed rate mortgage loans for sale into the secondary market as mortgage-backed securities. As of September 30, 1995, $95 million of these securitized loans had been sold, with most of the proceeds reinvested in adjustable rate mortgage-backed securities. The remaining $59 million of securitized loans was sold in October, 1995. The purpose of this strategy was to strengthen the Bank's ability to absorb the impact of future interest rate changes, primarily in the event of a sustained rise in interest rates. As a result of this activity, the long term, fixed rate component of Eagle's mortgage and home equity loan portfolio at September 30, 1995 was reduced to approximately 27% of total loans.

The Company measures its exposure to rate fluctuations on a quarterly basis primarily by using a computer modeling system designed for banks such as Eagle Federal. The computer modeling system quantifies the approximate impact on Eagle's net interest income that would result from increases and decreases of up to 400 basis points in interest rates. Under the model, interest rates are assumed to move to specified levels based upon both a gradual and immediate (or "shock") basis. The Board has established acceptable tolerances for changes in net interest income under the different interest rate scenarios. For example, the Board-approved tolerance for decreases in net interest income based upon the model's prediction of the impact of an immediate 200 basis point increase in interest rates is 20%. At September 30, 1995, according to the computer model and using asset and liability repricing assumptions based on Eagle's historical experience and industry data, if interest rates were to immediately increase by 200 basis points the negative impact on the Company's net interest income would be within the Board-approved tolerance level.

The Company also monitors other indicators of interest-rate risk. Market value of equity ("MVE") analysis is intended to address the change in equity value arising from movements in interest rates. The MVE is estimated by valuing the Bank's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market value basis. MVE analysis can be a good indicator of long term interest rate risk inherent in a balance sheet. The Bank measures its market value risk on a quarterly basis under a variety of interest rate environments. Eagle Federal's Board has also established acceptable tolerances for changes in MVE under different interest rate scenarios.

Another commonly used measure of interest rate risk exposure is reflected in the Company's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At September 30, 1995, the Company's one-year gap was a positive 7.84% of total assets. The Company's current asset/liability management strategy is to maintain a one-year gap within a tolerance of plus or minus 15%. However, the Company believes there are certain shortcomings inherent in the gap analysis and, accordingly, does not rely solely on gap analysis as an accurate measure of interest rate risk. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Eagle has an Asset/Liability Management Committee which meets regularly and reports at least quarterly to the Board of Directors. The Committee sets interest-rate risk goals and formulates strategies to achieve those goals.

Effect of Interest Rate Fluctuations

The Company's consolidated results of operations depend to a large extent on the level of its net interest income, which is the difference between the interest earned on its loan and investment portfolios versus the interest paid on its deposits and borrowed funds. If the cost of funds increases faster than the yield on loans and investments, net interest income will be reduced. Eagle measures its interest-rate risk using simulation and gap analysis.

While Eagle uses various monitors of interest-rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market value of most of the Company's financial assets are sensitive to fluctuations in market interest rates. Fixed rate investments, mortgage-backed securities and mortgage loans decline in value as interest rates rise. Although Eagle's investment and mortgage-backed securities portfolios have grown in recent quarters, most of the growth has been in adjustable rate securities or short term securities with maturities of less than two years. In addition, the Bank sold $95 million of its fixed rate mortgages during fiscal 1995. Changes in interest rates also can affect the amount of loans originated by Eagle as well as the value of its loans and other interest-earning assets and its ability to realize gains on the sale of such assets and liabilities. The extent to which borrowers prepay loans also is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay their loans; whereas, when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayments may be invested at a lower rate. Prepayments may adversely affect the value of mortgage loans, the levels of such assets that are retained in the portfolio, net interest income and loan servicing income. Similarly, prepayments on mortgage-backed securities also may affect adversely the value of these securities and interest income. Increases in interest rates may cause depositors to shift funds from accounts that have a comparatively lower cost such as regular savings accounts to accounts with a higher cost such as certificates of deposit. If the cost of deposits increases at a rate that is greater than the increase in yields on interest-earning assets, the interest rate spread is negatively affected. Changes in the asset and liability mix also affect the interest rate spread.

Although Eagle Federal's average annual net interest margin has been stable in recent fiscal years, rapid changes in interest rates and/or changes in the shape of the treasury yield curve can result in expansion or compression of the Bank's net interest margin and a corresponding increase or decrease in earnings. For example, a narrowing of the spread or difference between short term versus long term interest rates (i.e. a flatter treasury yield curve) may lower the yield on Eagle Federal's loan and investment portfolios more than it decreases the Bank's cost of deposits and borrowed money, resulting in a shrinking net interest margin and lower net interest income.


Asset Quality

At September 30, 1995, the Company had total non-performing assets in the amount of $13.6 million, or 1.10% of total assets, including $11.2 million in non-performing loans and $2.4 million in real estate owned and in-substance foreclosures. Loan loss reserves totaled $7.5 million, or 67% of non-performing loans. All loans are generally placed on a non-accrual basis when a loan is contractually delinquent for more than three calendar months, when collectability is doubtful or when legal action has been instituted. All of the real estate owned and in-substance foreclosures are residential properties. The large majority of the Company's non-performing assets are residential mortgage and home equity loans. At September 30, 1995, Eagle had only $210,000 of non-performing commercial real estate loans representing 1.5% of total non-performing assets. In addition, Eagle had $2.7 million of restructured residential mortgage loans at September 30, 1995 which were making monthly payments as scheduled and accruing interest. The majority of these borrowers have had short-term financial difficulties but currently meet income guidelines and other underwriting criteria based on the terms of the restructured loans. The terms of the restructured loans are consistent with loans currently written on purchase money mortgages and refinances. Loan delinquencies (greater than 60 days) totaled $11.1 million, or 1.55% of total loans, at September 30, 1995 compared to $9.5 million, or 1.17% of total loans, at September 30, 1994. At September 30, 1994 the Company had total non-performing assets in the amount of $12.3 million, or 1.15% of total assets, including $8.0 million in non-performing loans and $4.3 million in real estate owned and in-substance foreclosures. During fiscal 1995, non-performing loans increased by $3.2 million while total non-performing assets increased by $1.3 million. The increase in non-performing loans can be attributed to the overall weakness in the Connecticut economy. Slow job growth and a soft real estate market are factors which impact a borrowers ability to repay debt. The Bank's level of non-performing loans continues to compare favorably to other lenders in Connecticut. During the year ended September 30, 1995 net loan charge-offs were $2,354,000 compared to $1,394,000 during fiscal 1994. This increase can be attributed to the charge-off of loans acquired from the Bank of Hartford.

The following table represents a breakdown of non-performing assets as of September 30, 1995:

                                                              Total
                         Non-performing     Real Estate    Non-performing     % of
(in thousands)                Loans            Owned           Assets         Total

Mortgage Loans:
     Residential             $9,419           $1,873           $11,292        83.2%
     Commercial R.E.            210               --               210         1.5%
     Multi-family               209              519               728         5.4%
     Land development           178               47               225         1.7%
Consumer loans                   20               --                20         0.1%
Home equity Loans             1,094               --             1,094         8.1%
                              -----               --             -----         ----
Total                        11,130           $2,439           $13,569        100.0%
                            =======           ======           =======        ======


During fiscal 1995, the Bank enhanced its loan review function that assists in identifying and evaluating potential problem loan relationships. Loan review assists senior management in determining loan loss reserve levels in addition to providing an independent assessment of loan asset quality. The integration of this function and a reorganized counseling/collection effort has enhanced the Bank's ability to assess the necessity of principal charge-offs and provided opportunities to repair loan relationships with temporarily troubled borrowers.

Management added $1.5 million to the Bank's allowance for loan losses in 1995. Management monitors the adequacy of the allowances for losses on loans and real estate owned on an ongoing basis. Management has considered the results of the loan review process, historical loss experience, the composition of the portfolio which is predominately a lower risk residential portfolio and various other trends and factors in concluding that the allowance is adequate at September 30, 1995. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in Connecticut. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination. The OTS completed a regularly scheduled examination of Eagle Federal during 1995 and no changes to the allowance for loan losses were required at that time.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated:

(in thousands)                                                              1995             1994            1993
                                                                            ----             ----             ----

Balance at beginning of year                                               $8,311           $ 5,005           $4,011

Loans charged-off:
     1-4 family mortgage loans                                             (1,599)             (942)            (271)
     Multi-family, commercial real estate and land loans                     (511)             (496)            (521)
     Consumer loans                                                          (366)              (68)            (166)
                                                                             -----              ----            -----
     Total loans charged-off                                               (2,476)           (1,506)            (958)

Recoveries:
     1-4 family mortgage loans                                                116               110              224
     Multi-family, commercial real estate and land loans                        5                --                7
     Consumer loans                                                             1                 2               13
                                                                                -                 -               --
     Total recoveries                                                         122               112              244

Provision for loan losses                                                   1,500             1,200            1,708
Allowance acquired through purchase                                            --             3,500                0
                                                                               --             -----                -
Balance at end of period                                                    7,457           $ 8,311           $5,005
                                                                            =====           =======           ======
Ratio of net charge-offs to average loans outstanding during the period      0.28%             0.20%            0.11%
Allowance for loan losses to gross loans receivable (at period end)          1.03%             1.01%            0.75%
Allowance for loan losses to  non-performing  loans (at period end)            67%              104%              77%

Proposed Elimination of Federal Savings Association Charter

Legislation has been introduced in the House that would eliminate the federal savings association charter by January 1, 1998. If such legislation is enacted, Eagle would be required to convert its federal savings bank charter to either a national bank charter or to a state depository institution charter. Pending legislation also may result in Eagle becoming regulated at the holding company level by the Board of Governors of the Federal Reserve System ("Federal Reserve") rather than by the OTS. Regulation by the Federal Reserve could subject Eagle to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The pending legislation is expected to provide relief as to recapture of the bad debt deduction that otherwise would be applicable if Eagle were unable to continue as a qualified savings institution for federal tax purposes. The potential liability under this recapture was approximately $3.7 million as of September 30, 1995. Eagle is unable to predict whether such legislation will be enacted or, if enacted, whether it will contain relief as to bad debt deductions previously taken.


Savings Association Insurance Fund Recapitalization

The current financial condition of the Savings Association Insurance Fund ("SAIF") has resulted in the introduction of various legislation in both the United States Senate ("Senate") and the United States House of Representatives ("House") to recapitalize the SAIF and then to merge the SAIF into the Bank Insurance Fund ("BIF"). Both the Senate and the House legislation, as currently proposed, would generally impose a special one-time assessment of approximately 85 cents per $100 of assessable SAIF deposits, which would apply retroactively to approximately $708 million of assessable SAIF deposits at the Bank. Accordingly, the proposed special one-time assessment has the potential for significantly impacting fiscal 1996 earnings by approximately $3.6 million after-tax. After the special assessment, it is proposed that SAIF premium rates would then become the same as BIF rates until the funds are merged, which would significantly reduce the Bank's federal deposit insurance premium going forward. The Bank is unable to predict whether this legislation will be enacted or the amount or applicable retroactive date of any one-time assessment or the rates that would then apply to assessable SAIF deposits.


Financial Accounting Standards Board Releases

Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", was issued in May 1993 and amended by SFAS No. 118 in October 1994. SFAS No. 114, as amended, which is effective for fiscal years beginning after December 15, 1994, requires that creditors evaluate the collectability of both contractual interest and contractual principal of all loans when identifying impaired loans. When a loan is impaired, a creditor shall measure impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. The creditor shall recognize impairment by creation of a valuation allowance. SFAS No. 114 allows the exclusion of large groups of small- balance homogenous loans that are collectively evaluated for impairment such as residential and consumer loans. Therefore, the provisions of SFAS No. 114 will be applied to the following loan types within the loan portfolio; construction loans, land loans, commercial mortgages, multi-family loans and commercial loans. The adoption of SFAS No. 114, as amended, will have no impact on earnings.

SFAS No. 122, "Accounting for Mortgage Servicing Rights," was issued in May 1995 and is effective for fiscal years beginning after December 15, 1995. Earlier application is permitted. SFAS No. 122 requires the capitalization of mortgage servicing rights acquired through either purchase of mortgage loan servicing or origination and sale or securitization of mortgage loans with retention of servicing. SFAS No. 122 also requires the analysis of capitalized mortgage servicing rights for impairment to be based on the fair value of the rights. The Company has not decided whether SFAS No. 122 will be adopted prior to the required effective date. The effect of adoption by the Company will vary based on the extent of mortgage servicing rights existing upon adoption and mortgage servicing rights acquired subsequent to adoption. At this time, the adoption of SFAS No. 122 is not expected to have a material effect on the Company's financial position or results of operations.

The Financial Accounting Standards Board ("FASB") has issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities that provides additional guidance relating to the application of SFAS No. 115. The Company adopted SFAS No. 115 on October 1, 1994. In connection with the issuance of this Special Report the FASB is allowing all organizations to review their current portfolio classification between held to maturity, available for sale and trading and make a one-time reclassification of securities between categories during the period from November 15, 1995 to December 31, 1995. Eagle anticipates that a reassessment of the classifications of its portfolio will take place within the prescribed time period, and will most likely involve the transfer of certain held to maturity securities to the available for sale classification.


Comparison of Years Ended September 30, 1995 and 1994

Net Income -- Eagle had net income of $11.0 million, or $2.38 per share on a fully diluted basis, for the year ended September 30, 1995 compared to $7.6 million, or $2.12 per share, in the prior fiscal year. This represents an increase of $3.4 million, or 45%, in net income and $0.26, or 12%, in earnings per share. Net interest income increased by $8.9 million, or 29%, in fiscal 1995 while other income increased by $1.2 million, or 39%. Provisions for loan losses were $300,000, or 25% higher in the current fiscal year and other expenses increased by $4.2 million, or 21%. Income taxes were $7.7 million for the year ended September 30, 1995 versus $5.4 million in the prior year representing an increase of $2.3 million, or 44%.

Interest Income -- Interest income increased by $22.8 million, or 38%, in fiscal 1995 as a result of a $237 million, or 27%, increase in average interest earning assets in addition to an increase in the average yield on loans receivable, mortgage-backed and investment securities from 6.96% to 7.53%. The strong growth in interest earning assets was primarily driven by the acquisition of the Bank of Hartford in June, 1994. The increase in average interest earning assets includes a $116 million increase in average loans receivable and a $121 million increase in average mortgage-backed and investment securities.


Net Interest Margin for the year ended September 30,
1995    3.63%
1994    3.60%
1993    3.64%
1992    3.59%
1991    3.43%


Interest Expense -- Interest expense increased by $13.9 million, or 48%, during the twelve months ended September 30, 1995. The increase was due to an increase in the average cost of deposits and borrowed money from 3.55% to 4.10%, along with a $228 million, or 28%, increase in the average balance of these funds. Approximately 35% of the average balance increase is attributable to FHLB advances and other borrowings whose combined average cost for fiscal 1995 was 6.18%. The growth in the average balance was largely attributable to the Bank of Hartford acquisition.

Net Interest Income -- Net interest income increased $8.9 million, or 29%, in fiscal 1995 to $40.0 million from $31.1 million for the twelve months ended September 30, 1994. The increase is attributable to growth in earnings assets whereas the Bank's interest rate spread and net interest margin were relatively stable in 1995. Eagle's interest rate spread and net interest margin were 3.43% and 3.63%, respectively, in fiscal 1995 compared to 3.41% and 3.60%, respectively, in the prior fiscal year.

Provision  for Loan  Losses -- Eagle  added  provisions  of $1.5  million to its allowance for loan losses during the year ended September 30, 1995. This compares to $1.2 million in loan loss provisions for the year ended September 30, 1994. Net loan charge-offs for fiscal 1995 were $2.5 million, or .28% of average loans receivable versus $1.5 million, or .20% of average loans receivable, for fiscal 1994. The increased provision in fiscal 1995 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends (including the increased level of loan charge-offs in 1995). At September 30, 1995, Eagle's allowance for loan losses was $7.5 million, or 67% of loans receivable, compared to $8.3 million, or 104% of loans receivable, one year earlier.

Other Income -- Other income increased $1.2 million, or 39%, to $4.4 million for the twelve months ended September 30, 1995 from $3.2 million for the same period in 1994. The increase is attributable primarily to increases in customer service fees, loan servicing fees and other non-interest income. Fiscal 1995 also includes a gain from the securitization of fixed rate loans classified as held for sale of $244,000 compared to $120,000 recorded from the sale of loans during the year ended September 30, 1994.

Other Expenses -- Other expenses for the twelve months ended September 30, 1995 increased $4.2 million, or 21%, to $24.3 million compared to $20.1 million for the twelve month period ended September 30, 1994. Compensation and benefits were higher by $1.4 million, or 14%, in 1995. The net increase results primarily from higher expenses in fiscal 1995 related to the cost of staffing the six additional branch offices acquired as part of the Bank of Hartford acquisition partially offset by a one time expense in fiscal 1994 of $740,000 before taxes relating to the retirement of two senior officers. A $485,000, or 22%, increase in office occupancy expenses also reflects the impact of the Bank of Hartford transaction as does the $667,000 increase in amortization of intangible assets principally due to the goodwill recorded as a result of the transaction. A reduction in the Bank's net foreclosed real estate from $4.3 million at September 30, 1994 to $2.4 million at September 30, 1995 is reflected in a reduction of $616,000, or 45%, in the cost of real estate owned operations in fiscal 1995. The Bank of Hartford acquisition also resulted in higher operating expenses in a number of other areas including federal deposit insurance, advertising, data processing expenses, office supplies, postage and telephone.

Income Taxes -- The increase in net income before income taxes and cumulative effect of accounting changes in fiscal 1995 versus 1994 is reflected in a $2.3 million, or 44%, increase in income taxes for the year ended September 30, 1995 over the prior year.


Comparison of Years Ended September 30, 1994 and 1993

Net Income -- Net income for the year ended September 30, 1994 was $7.6 million, or $2.12 per share on a fully diluted basis, compared to $6.2 million, or $1.77 per share, for the year ended September 30, 1993. Net interest income for fiscal 1994 increased $3.8 million, or 14%, over the prior twelve months. Other income increased $662,000, or 26%, in 1994, while operating expenses increased $3.8 million, or 23%.

Interest Income -- Interest income increased $4.3 million, or 8%, during fiscal 1994 as a result of a $113 increase in average interest-earning assets which was partially offset by a drop in the average yield on interest-earning assets from 7.43% in 1993 to 6.96% in 1994. The growth in earning assets is attributable to a high level of loan originations in 1994 funded with deposits, FHL Bank advances and investment maturities and amortizations. Also contributing to the growth in earning assets for part of the year was the Bank of Hartford transaction in June, 1994.

Interest Expense -- Interest expense was $29.0 million in fiscal 1994, an increase of $547,000, or 2%, over fiscal 1993. The relatively small increase was due primarily to a drop in the cost of funds from 4.03% in 1993 to 3.55% in 1994, which substantially offset a $111 million increase in average deposits and borrowed money in 1994.

Net Interest Income -- Net interest income increased by $3.8 million, or 14%, in fiscal 1994. The increase was largely driven by growth in earning assets while the average interest rate spread was relatively stable. The average interest rate spread increased only slightly from 3.40% to 3.41% while the net interest margin declined from 3.64% to 3.60%.

Provision for Loan Losses -- Eagle added provisions of $1.2 million to its allowance for loan losses in fiscal 1994 compared to $1.7 million in fiscal 1993. Net charge-offs for 1994 were $1.5 million, or .20% of average loans receivable. The decreased provision in 1994 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends. At September 30, 1994, Eagle's allowance for loan losses was $8.3 million, or 1.03% of loans receivable compared to $5.0 million, or .76%, one year earlier. The allowance for loan losses at September 30, 1994 includes $3.5 million added to the allowance as part of the Bank of Hartford transaction.

Other Income -- Non-interest income increased $662,000, or 26%, during the twelve month period ended September 30, 1994 over the same period of 1993 and represents increases in fees for various services relating to loan and deposit products, as well as an increase in the number of loan and deposit accounts relating to the newly acquired Bank of Hartford transactions. In addition, the increase includes $120,000 net gain on sale of mortgage loans.

Other Expenses -- Non-interest expenses increased $3.8 million, or 23%, to $20.1 million in 1994 compared to $16.3 million in 1993. Compensation and benefits expenses were higher by $2.3 million, or 31 %, and include $740,000 of one-time expenses relating to the retirement of two senior officers in 1994. Other factors contributing to the higher compensation and benefits were an increase in pension costs in 1994 because the Company's pension plan was over-funded for part of 1993 and required lower contributions, higher post-retirement benefits expenses relating to the adoption of Statement of Accounting Standards No. 106 (see Note 16 in the Consolidated Financial Statements), and higher compensation relating to additional staffing as a result of the Bank of Hartford transaction. Higher provisions for losses on real estate owned in 1994 reflects Eagle's current strategy to sell properties more aggressively than in the past. Higher office occupancy costs are due in part to the operation of six former Bank of Hartford branches for part of the year. The Bank of Hartford transaction also resulted in higher operating expenses in a number of other areas including federal deposit insurance, data processing expenses, office supplies, postage, telephone and amortization of intangible assets.

Income Taxes -- Income tax expense was $5.4 million in fiscal 1994 versus $5.6 million in fiscal 1993. Notwithstanding the higher income during the 1994 period as compared to the 1993 period, income tax expense was $284,000 less for the 1994 period. As a result of the adoption of Statement of Accounting Standard No.109 (See Note 12 inConsolidated Financial Statements), Eagle is permitted a tax benefit for certain real estate owned and loan loss provisions that was not allowed under prior accounting rules.

Cumulative Effect of Accounting Changes -- Eagle was required to adopt two accounting pronouncements in the first quarter of fiscal 1994. The cumulative effect of these accounting changes, net of related tax benefits, was to reduce net income by approximately $30,000 during the twelve months ended September 30, 1994. The adoption of SFAS No. 109, "Accounting for Income Taxes", resulted in recognition of a tax benefit of approximately $1.3 million during the twelve months ended September 30, 1994. The adoption of SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions", resulted in a one-time cumulative adjustment that, net of the related tax benefit, reduced net income by approximately $1.3 million.

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, non-accrual loans are included in the net loans receivable category:

                                                                      Years ended September 30,
                                                   1995                          1994                              1993
                                               Interest    Average            Interest    Average               Interest    Average
                                      Average   Income/     Yield/   Average   Income/     Yield/    Average     Income/     Yield/
(in thousands)                       Balance    Expense      Cost    Balance    Expense      Cost    Balance     Expense       Cost
                                     -------    -------      ----    -------    -------      ----    -------     -------     ------
Interest-earning assets:
     Loans receivable (a)           $  827,127   $63,227     7.64%   $711,302    $51,250    7.21%    $625,446    $48,614     7.77%
     Mortgage-backed securities
         available for sale             59,961     5,530     9.22%         --         --      --           --         --       --
     Mortgage-backed securities         85,531     5,606     6.55%     38,760      2,645    6.82%      29,668      1,859     6.27%
     Investment securities
         available for sale             64,971     3,944     6.07%     17,197        810    4.71%      11,191        478     4.27%
     Investment securities (d)          44,781     3,505     7.83%     78,312      4,596    5.87%      67,752      4,279     6.32%
     Overnight investments
         and Federal Funds sold         18,645     1,085     5.82%     18,278        786    4.30%      16,296        524     3.22%
                                        ------     -----     -----     ------        ---    -----      ------        ---     -----
             Total                   1,101,016    82,897     7.53%    863,849     60,087    6.96%     750,353     55,754     7.43%

Interest-bearing liabilities:
     Deposits (b)                      941,371    36,449     3.87%    792,833     27,648    3.49%     700,003     27,960     3.99%
     FHLB advances                      59,599     3,646     6.12%     21,968      1,266    5.76%       5,629        494     8.78%
     Borrowings                         44,516     2,785     6.26%      2,450        102    4.16%         416         15     3.61%
                                        ------     -----     -----      -----        ---    -----         ---         --     -----
             Total                  $1,045,486   $42,880     4.10%   $817,251    $29,016    3.55%    $706,048    $28,469     4.03%
                                    ----------   -------     -----   --------    -------    -----    --------    -------     -----
Net interest income                              $40,017                         $31,071                         $27,285
                                                 =======                         =======                         =======
Average interest rate spread                                 3.43%                          3.41%                            3.40%
Net interest margin (c)                                      3.63%                          3.60%                            3.64%

(a) Interest income includes fees of $284,000, $937,000, and $574,000,in 1995, 1994, and 1993, respectively.

(b) Includes non-interest bearing demand deposits which averaged $24.1 million, $17.4 million and $10.8 million for fiscal 1995, 1994 and 1993, respectively; had these demand deposits been excluded above the overall cost of funds would have been 4.20%, 3.63% and 4.09% for fiscal 1995, 1994 and 1993, respectively.

(c)   Net interest income divided by average interest-earning assets.

(d)   Investment securities include FHLB stock.

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

                                                                             Years ended September 30,
                                                                 1995 v. 1994                               1994 v. 1993
                                                                        Rate/                                      Rate/
(in thousands)                                    Rate     Volume      Volume     Total      Rate     Volume      Volume      Total
                                                  ----     ------      ------     -----      ----     ------      ------      -----
Interest-earning assets:
     Loans receivable                            $3,123    $ 8,345     $  509   $11,977    $(3,550)    $6,673      $(487)    $2,636
     Mortgage-backed securities available
         for sale                                    --         --      5,530     5,530         --         --         --         --
     Mortgage-backed securities                    (105)     3,192       (126)    2,961        165        570         51        786
     Investment securities available
         for sale                                   234      2,250        650     3,134         49        256         27        332
     Investment securities (a)                    1,533     (1,968)      (656)   (1,091)      (305)       667        (45)       317
     Overnight investments and
         Federal Funds sold                         278         16          5       299        176         64         22        262
                                                    ---         --          -       ---        ---         --         --        ---
             Total                                5,063     11,835      5,912    22,810     (3,465)     8,230       (432)     4,333
Interest-bearing liabilities:
     Deposits                                     3,050      5,180        571     8,801     (3,549)     3,708       (471)      (312)
     FHLB advances                                   78      2,169        133     2,380       (170)     1,434       (492)       772
     Other Borrowings                                51      1,751        881     2,683          3         73         11         87
                                                     --      -----        ---     -----          -         --         --         --
             Total                                3,179      9,100      1,585    13,864     (3,716)     5,215       (952)        54
                                                  -----      -----      -----    ------     -------     -----      -----         --
Net change in net interest income                $1,884    $ 2,735     $4,327   $ 8,946    $   251     $3,015      $ 520     $3,786
                                                 ======    =======     ======   =======     =======    ======      =====     ======

(a)   Investment securities include FHLB stock.

Consolidated Balance Sheets

Assets
                                                                                          September 30,
(in thousands, except for share data)                                                 1995              1994
                                                                                      ----              ----


Cash and amounts due from depository institutions                               $   22,670        $   21,549
Interest-bearing deposits                                                           40,637             3,103
                                                                                    ------             -----
     Cash and cash equivalents                                                      63,307            24,652
Investment securities available for sale
     (amortized cost: $67,311 in 1995 and $17,615 in 1994)                          66,646            16,936
Investment securities held to maturity
     (market value: $42,445 in 1995 and $95,228 in 1994)                            42,969            97,249
Mortgage-backed securities available for sale
     (amortized cost $218,220 in 1995)                                             219,330                --
Mortgage-backed securities held to maturity
     (market value: $84,861 in 1995 and $67,224 in 1994)                            83,132            68,706
Loans held for sale                                                                  2,467                --
Loans, net of allowance for loan losses of
     $7,457 in 1995 and $8,311 in 1994                                             713,545           810,705
Accrued interest receivable:
     Loans                                                                           4,900             5,119
     Investment securities                                                             972               253
     Mortgage-backed securities                                                      2,608               760
Real estate owned, net                                                               2,439             4,310
Stock in Federal Home Loan Bank of Boston, at cost                                   8,945             6,535
Premises and equipment, net                                                          8,066             7,255
Prepaid expenses and other assets                                                   17,960            27,796
                                                                                    ------            ------
Total Assets                                                                    $1,237,286        $1,070,276
                                                                                ==========        ==========

Liabilities & Shareholders' Equity
Liabilities:
     Deposits                                                                   $  951,751        $  948,829
     Federal Home Loan Bank advances                                                73,150            31,775
     Reverse repurchase agreements and other borrowed money                         82,317             7,817
     Advance payments by borrowers for taxes and insurance                           5,498             5,522
     Accrued expenses and other liabilities                                         32,110            10,057
                                                                                    ------            ------
Total Liabilities                                                                1,144,826         1,004,000
Shareholders' Equity:
     Serial preferred stock, $.01 par value,
         2,000,000 shares authorized and unissued                                      --                 --
     Common stock, $.01 par value, 8,000,000 shares authorized;
         4,507,197 and 3,174,977 shares issued at September 30, 1995 and 1994, respectively, including 47,373 and
                  43,066 shares held in treasury                                        45                32
     Additional paid-in capital                                                     59,514            34,613
     Retained earnings                                                              33,092            33,139
     Cost of common stock in treasury                                                (362)             (362)
     Employee stock ownership plan debt                                               (94)             (467)
     Net unrealized gain (loss) on available for sale securities                       265             (679)
Total Shareholders' Equity                                                          92,460            66,276
                                                                                    ------            ------
Total Liabilities and Shareholders' Equity                                      $1,237,286        $1,070,276
                                                                                ==========        ==========

Consolidated Statements of Income

                                                                            Years ended September 30,
(in thousands, except for per share data)                   1995                      1994              1993
                                                            ----                      ----              ----
Interest income:
     Interest and fees on loans                          $63,227                   $51,250           $48,614
     Interest on mortgage-backed securities               11,136                     2,645             1,859
     Interest on investment securities                     6,012                     3,926             3,876
     Dividends on investment securities                    1,437                     1,480               881
     Interest on overnight investments                     1,085                       676               514
     Interest on Federal funds sold                           --                       110                10
                                                              --                       ---                --
         Total interest income                            82,897                    60,087            55,754

Interest expense:
     Interest on deposits                                 36,449                    27,648            27,960
     Interest on Federal Home Loan Bank advances           3,646                     1,266               494
     Interest on borrowed money                            2,785                       102                15
                                                           -----                       ---                --
         Total interest expense                           42,880                    29,016            28,469
                                                          ------                    ------            ------
         Net interest income                              40,017                    31,071            27,285
Provision for loan losses                                  1,500                     1,200             1,708
                                                           -----                     -----             -----
         Net interest income after provision
             for loan losses                              38,517                    29,871            25,577

Non-interest income:
     Net gain (loss) on sale of securities                  (42)                        --                52
     Net gain on sale of loans                               244                       120                --
     Customer service fee income                           2,847                     2,096             1,688
     Other                                                 1,352                       950               764
                                                           -----                       ---               ---
         Total non-interest income                         4,401                     3,166             2,504
                                                           -----                     -----             -----
                                                          42,918                    33,037            28,081
Non-interest expense:
     Compensation, taxes and benefits                     11,088                     9,703             7,398
     Office occupancy                                      2,687                     2,202             1,856
     Advertising                                             949                       571               534
     Net cost of real estate owned operations                744                     1,360               977
     Federal insurance premium                             2,110                     1,597             1,459
     Data processing expenses                              1,578                     1,257             1,076
     Amortization of intangible assets                     1,414                       747               375
     Other                                                 3,689                     2,651             2,617
                                                           -----                     -----             -----
         Total non-interest expense                       24,259                    20,088            16,292
         Income before income taxes and
              cumulative effect of accounting changes     18,659                    12,949            11,789
Income taxes                                               7,687                     5,353             5,637
                                                           -----                     -----             -----
     Income before cumulative effect of
         accounting changes                               10,972                     7,596             6,152
Cumulative effect of accounting changes                       --                      (30)                --
                                                              --                      ----                --
         Net income                                      $10,972                   $ 7,566           $ 6,152
                                                         =======                   =======           =======
Income per primary share:
     Income before cumulative effect of
         accounting changes                              $  2.41                   $  2.14           $  1.79
     Cumulative effect of accounting changes                  --                     (0.01)               --
                                                              --                    ------                --
         Net income                                      $  2.41                   $  2.13           $  1.79
                                                         =======                   =======           =======
Income per fully diluted share:
     Income before cumulative effect of
         accounting changes                              $  2.38                  $  2.13           $  1.77
     Cumulative effect of accounting changes                  --                    (0.01)               --
                                                              --                   ------                --
         Net income                                      $  2.38                  $  2.12           $  1.77
                                                       =========                  ========          ========

Note: All per share data for all periods and dates prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Consolidated Statements of Shareholders' Equity

                                                                                                        Net
                                                                                                 Unrealized
                                                                                     Cost of   Gain(Loss) on   Employee
                                                 Common Stock   Additional            Common       Available      Stock
                                                 ------------    Paid-in  Retained  Stock in        For Sale  Ownership
(in thousands, except for per share data)       Shares  Amount   Capital  Earnings  Treasury      Securities  Plan Debt    Total
                                                ------  ------   -------  --------  --------      ----------  ---------    -----
Balance at October 1, 1992                      2,731      $27   $27,640   $28,707     $(362)        $   --    $(1,008)   $55,004
     Net income                                                              6,152                                          6,152
     Cash dividends declared, $0.57 per share                               (1,910)                                        (1,910)
     Reduction in debt related to Employee
         Stock Ownership Plan                                                                                      256        256
     Exercise of stock options and other           79        1       686                                                      687
     Common stock dividend declared 10%,
         less fractional shares                   273        3     5,009    (5,021)                                            (9)
     Dividend reinvestment plan                    14                227                                                      227
                                                   --                          ---                                            ---
Balance at September 30, 1993                   3,097       31    33,562    27,928      (362)            --       (752)    60,407
     Net income                                                    7,566                                                    7,566
     Cash dividends declared, $0.69 per share                     (2,355)                                                  (2,355)
     Reduction in debt related to Employee
         Stock Ownership Plan                                                                                      285        285
     Exercise of stock options and other           48        1       486                                                      487
     Dividend reinvestment plan                    30                565                                                      565
     Increase in net unrealized loss on
         available for sale securities                                                                 (679)                 (679)
                                                                                                       -----                 -----
Balance at September 30, 1994                   3,175       32    34,613    33,139      (362)          (679)      (467)     66,276
     Net income                                                   10,972                                                    10,972
     Cash dividends declared, $0.82 per share                     (3,627)                                                   (3,627)
     Reduction in debt related to Employee
         Stock Ownership Plan                                                                                      373         373
     Exercise of stock options and other           37                455                                                       455
     Dividend reinvestment plan                    28                418                                                       418
     Common stock dividend declared
         10%, less fractional shares              405        4     7,380    (7,392)                                             (8)
     Common stock offering                        862        9    16,648                                                    16,657
     Unrealized loss upon adoption of
         SFAS 115 on October 1, 1994                                                                    (357)                 (357)
     Change in unrealized gain (loss) on
         available for sale securities                                                                 1,301                 1,301
                                                                                                       -----                 -----
Balance at September 30, 1995                   4,507      $45   $59,514   $33,092      $(362)       $   265   $   (94)    $92,460
                                                =====      ===   =======   =======      ======       =======   ========    ========

Note: All per share data for all periods and dates prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Consolidated Statements of Cash Flows

                                                                                              Years ended September 30,
(in thousands)                                                                        1995              1994             1993
                                                                                      ----              ----             ----
Operating Activities:
     Net income                                                                    $10,972         $   7,566       $    6,152
     Adjustments to reconcile net income
         to net cash provided (used) by operating activities:
         Provision for loan losses                                                   1,500             1,200            1,708
         Provision for losses on real estate owned                                     333               675              287
         Provision for depreciation and amortization                                   775               613              603
         Accretion of discounts and fees on loans                                     (238)             (937)            (574)
         Amortization of premiums (accretion of discounts) on
            investment and mortgage-backed securities                                 (812)               45              110
         Amortization of core deposit and other intangibles                          1,414               747              375
         Realized (gain) loss on sale of real estate owned                            (125)               18              (48)
         Realized (gain) loss on sale of securities, net                                42                --              (52)
         Realized gain on sale of loans                                               (244)             (120)              --
         Increase in loans held for sale                                            (2,467)               --               --
         Decrease (increase) in accrued interest receivable                         (2,348)             (317)             146
         Decrease (increase) in prepaid expenses and other assets                    8,242           (12,655)           7,049
         Loan origination fees                                                         352             1,016            1,318
         Increase (decrease) in accrued expenses and other liabilities               1,837             1,888           (1,286)
                                                                                     -----             -----           ------
Net cash provided (used) by operating activities                                    19,233             (261)           15,788
                                                                                    ------             -----           ------

Investing Activities:
         Proceeds from sales of investment securities available for sale             2,210             2,800            7,998
         Proceeds from sales of investment securities prior to maturity                 --                --            4,032
         Proceeds from maturities of investment securities                          15,200             9,300            6,350
         Principal payments on investment securities available for sale              6,262                --               --
         Principal payments on investment securities                                 4,512            20,530           19,526
         Purchases of investment securities available for sale                      (5,742)           (4,800)         (10,000)
         Purchases of investment securities                                         (7,892)          (61,474)          (4,415)
         Proceeds from sales of trading securities                                  83,909                --               --
         Principal payments on mortgage-backed securities available for sale        10,768                --               --
         Principal payments on mortgage-backed securities                           12,479            11,096            5,691
         Purchases of mortgage-backed securities available for sale               (141,850)               --               --
         Purchases of mortgage-backed securities                                   (48,764)           (7,135)              --
         Proceeds from sales of mortgage-backed securities available for sale       11,164                --               --
         Proceeds from sales of mortgage-backed securities prior to maturity         4,032                --               --
         Principal payments on loans receivable                                     95,847           129,877          115,111
         Loan originations                                                        (155,666)         (219,904)        (209,901)
         Loan purchases                                                               (130)           (2,507)              --
         Proceeds from sales of loans                                                  152            11,153              698
         Decrease in real estate owned                                                 442             1,018              476
         Proceeds from sales of real estate owned                                    3,444             2,580            3,636
         Purchases of premises and equipment                                        (1,586)             (844)            (729)
         Increase in investment in Federal Home Loan Bank stock                     (2,410)             (586)          (1,610)
         Aquisition of loans, investments and other assets                              --          (155,724)              --
                                                                                        --          ---------              --
Net cash used by investing activities                                             (113,619)         (264,620)         (63,137)
                                                                                  ---------         ---------         --------
                                                                                                   (Continued)

 Years ended September 30,
(in thousands)                                                                           1995              1994             1993
                                                                                         ----              ----             ----
Financing Activities:
         Net increase (decrease) in passbook, NOW and Money Market accou               (55,609)            8,699           18,761
         Net increase (decrease) in certificates of deposit                             58,531           (38,836)           1,554
         Assumption of deposits and liabilities of acquired banks                           --           275,986            8,198
         Borrowings under Federal Home Loan Bank advances                              195,875            53,275           10,000
         Principal payments under Federal Home Loan Bank advances                     (154,500)          (37,000)              --
         Net increase (decrease) in borrowed money                                      74,873             7,065           (1,074)
         Net decrease in advance payments by borrowers for taxes and insurance             (24)             (311)            (259)
         Proceeds from exercise of stock options and dividends reinvested                  873             1,052              914
         Payment of fractional shares from stock dividend                                   (8)               --               (9)
         Proceeds from common stock offering                                            16,657                --               --
         Cash dividends                                                                 (3,627)           (2,355)          (1,910)
                                                                                       -------           -------          -------
Net cash provided by financing activities                                              133,041           267,575           36,175
                                                                                       -------           -------           ------
Increase (decrease) in cash and cash equivalents                                        38,655             2,694          (11,174)
Cash and cash equivalents at beginning of period                                        24,652            21,958           33,132
                                                                                        ------            ------           ------
Cash and cash equivalents at end of period                                          $   63,307         $  24,652         $ 21,958
                                                                                    ==========         =========         ========
Non-cash investing activities:
         Transfer of investment securities to investment
                 securities available for sale                                      $   53,124         $     --          $     --
         Transfer of mortgage-backed securities to
                 mortgage-backed securities available for sale                          18,529               --                --
         Securitization of loans into mortgage-backed securities available for sale     69,455               --                --
         Securitization of loans into trading mortgage-backed securities                83,909               --                --
         Securities purchased but not yet settled                                       20,216               --                --
         Transfers of loans to foreclosed real estate                                    2,223            3,130             3,419
                                                                                         =====            =====             =====
Supplemental cash flow information:
         Interest paid                                                              $   42,146         $ 29,159          $ 27,788
         Income taxes paid                                                          $    8,690         $  6,078          $  5,520


Notes to Consolidated Financial Statements

1. Accounting Policies

Principles of Consolidation

Eagle Financial Corp. (the "Company") is the savings bank holding company for Eagle Federal Savings Bank ("Eagle Federal" or the "Bank"), a federally-chartered savings bank. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

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

Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate owned. In connection with the determination of the allowance for loan losses and the valuation of real estate owned, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and value of real estate owned. Such agencies may require the Bank to recognize additions to the allowance or write-downs based on their judgment of information available to them at the time of their examination.

Investment and Mortgage-Backed Securities

As of October 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three categories; trading, available for sale, and held to maturity. Securities for which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at cost, adjusted for amortization of premiums andaccretion of discounts over the estimated terms of the securities utilizing a method the result of which approximates a level yield. Securities that management intends to hold for an indefinite period of time are classified as available for sale and are carried at fair value with unrealized gains or losses reported as a separate component of shareholders' equity, net of income taxes. Included in securities available for sale are securities created through the securitization of loans held in the Bank's loan portfolio. Securities classified as trading are carried at fair value with unrealized gains and losses included in income. The Company has no securities classified as trading as of September 30, 1995. All marketable equity securities and mutual funds are classified as available for sale.

Prior to 1995, marketable equity securities and mutual funds were classified as available for sale since they have no stated maturity and were carried at the lower of aggregate cost or market value. A valuation allowance was established and charged to shareholders' equity for the amount that the aggregate market value of the available for sale securities portfolio was less than the book value of the portfolio. Other securities were stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities utilizing a method the result of which approximates a level yield.

Upon adoption of SFAS No. 115, $71.7 million of investment and mortgage-backed securities were classified as available for sale which resulted in the net unrealized loss on these securities of $1.0 million, net of an income tax benefit of $358,000, being shown as a reduction to shareholders' equity. As of September 30, 1995, the investment and mortgage-backed securities classified as available for sale resulted in a net unrealized gain of $265,000, net of income tax expense of $180,000, a change of $1.3 million from the result reported at adoption.

Gains or losses on the sale of investment and mortgage-backed securities are computed by the specific identification method. Unrealized losses on investment securities that are determined to be other than temporary are charged to income.

Revenue Recognition

Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

Net premiums on loans purchased are recognized in interest income over the lives of the loans using a method the result of which approximates a level yield.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield using a method the result of which approximates a level yield. The Company is generally amortizing these amounts over the contractual life of the related loans. Amortization of deferred amounts is suspended when a loan becomes non-accrual and does not begin again until the loan is returned to accrual status.

Loans Held for Sale

First mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or market value. Management estimates the market value of its portfolio held for sale based on outstanding investor commitments or current investor yield requirements, whichever is more readily apparent. Securitization of loans held for sale result in the classification of the resultant securities as trading securities.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance for loan losses is increased through provisions for loan losses charged against income. Loans are charged against the allowance when management has concluded the collectibility of loan principal is unlikely. Recoveries of amounts previously charged off are credited to the allowance.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation computed generally by the straight-line method at rates based on estimated useful lives. Amortization of leasehold improvements is computed on a straight-line basis over the terms of related leases or the estimated useful lives, whichever is shorter.

Real Estate Owned

Real  estate  owned is  composed  of  properties  acquired  through  foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or loans designated in-substance foreclosed real estate. The Bank considers a property in-substance foreclosed when it is determined that a borrower has little or no equity in a property collateralizing a loan, proceeds for repayment of the loan can be expected to come only from the operation or sale of the collateral, and it is doubtful that the equity can be rebuilt in the foreseeable future. At the time these properties are foreclosed or are designated in-substance foreclosed real estate, they are recorded at the lower of cost or fair value less selling costs through a direct charge against the allowance for loan losses. Losses in value subsequent to foreclosure or in-substance foreclosure classification are recorded as a provision (charge) against income. Gains and losses from the sale of real estate owned is recorded in income when realized.

Goodwill and Identifiable Intangibles

Because of the earning power or other special values of certain acquired banks or bank branches, the Company paid amounts in excess of fair value of core deposits assumed and tangible assets purchased. Generally, such amounts are being amortized by systematic charges to income over a period no greater than the estimated remaining life of the assets acquired or not exceeding the estimated average remaining life of the existing deposit base assumed (primarily for periods from 6 to 15 years). On an ongoing basis, management assesses the recoverability of the intangible assets. If an assessment of the intangible asset indicates that its' recoverability is impaired, a charge to the statement of income is recorded for the amount of impairment.

Loan Servicing Rights

Loan servicing fees earned from the servicing of loans for others are recorded as income when received. Acquisition costs of purchased loan servicing rights are amortized over the estimated period of servicing revenue. The purchased servicing right is evaluated periodically for recoverability and should the evaluation indicate that recoverability is impaired, a charge to the statement of income is recorded for the amount of impairment.

Income Taxes

The company files consolidated state and federal income tax returns.

In February 1992, the Financial Accounting Standards Board ("FASB") issued SFAS No. 109, "Accounting for Income Taxes." This Statement required a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of this Statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No.109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No.109 on October 1, 1993 and has reported the benefit of the cumulative effect of $1,273,000 in the statement of income for the year ended September 30, 1994.

Prior to adoption of SFAS No.109, the Company recognized income taxes under the deferred method of APB Opinion 11. Items of income and expense recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable gave rise to deferred income taxes.

Cash Flows

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted-average common shares and common stock equivalents, if dilutive, outstanding during the year based on the treasury stock method. Weighted average common shares outstanding used to calculate primary earnings per share were 4,560,104, 3,551,488 and 3,441,042 in 1995, 1994 and 1993, respectively. Weighted average common shares outstanding used to calculate fully diluted earnings per share were 4,614,057, 3,575,733 and 3,471,685 in 1995, 1994 and 1993, respectively.
All share data for all periods prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Reclassification

Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation for comparative purposes. Such reclassifications had no effect on net income.

2. Acquisition

On June 10, 1994, Eagle Federal acquired certain assets and assumed all insured deposits of The Bank of Hartford from the Federal Deposit Insurance Corporation ("FDIC"). The acquisition has been accounted for by the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded based on estimated fair values at the date of acquisition. The estimated fair values of assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

(in thousands)
Cash and amounts due from banks                            $ 4,933
Interest-bearing  deposits                                  25,503
Investment and  mortgage-backed securities                  72,667
Loans                                                       80,776
Allowance for loan losses                                   (3,500)
Other assets                                                 2,330
Core  deposit  and other  intangibles                       11,276
Deposits  (272,752)  Other liabilities                      (3,234)
                                                           --------
Cash received or receivable from FDIC                      $82,001
                                                           ========

The operating results of this acquisition are included in the Company's statement of income from the date of acquisition.

In connection with the acquisition, the Company completed a common stock offering which resulted in the sale of 862,310 shares at a price of $20.75 in November 1994. Net proceeds to the Company were approximately $16.7 million after deducting the underwriting discount and offering expenses. Substantially all of the net proceeds received were contributed to the Bank as additional capital.

3. Investment Securities

The aggregate carrying amounts and market values of investment securities are as follows:

                                                                                                        Gross          Gross
                                                                 Amortized         Unrealized         Unrealized       Market
(in thousands)                                                      Cost              Gains            Losses          Value
September 30, 1995:                                                 ----              -----             ------          -----

Investment securities held to maturity:
         U. S. Government agency obligations                      $  1,500             $   2          $    --          $  1,502
         Collateralized mortgage obligations                        40,493               325              916            39,902
         Corporate and other securities                                976                65               --             1,041
                                                                  --------             -----            -----           -------
            Total                                                 $ 42,969              $392          $   916           $42,445
                                                                  ========             =====            =====           =======
Investment securities available for sale:
         U. S. Treasury securities                                $  6,303             $  22          $    --          $  6,325
         U. S. Government agency obligations                        20,478                28                5            20,501
         Collateralized mortgage obligations                        12,925                --               95            12,830
         Corporate and other securities                             12,296                31              302            12,025
         Mutual funds                                               15,309                --              344            14,965
                                                                  --------             -----            -----           -------
            Total                                                  $67,311             $  81          $   746           $66,646
                                                                  ========             =====            =====           =======
September 30, 1994:
Investment securities:
         U.S. Treasury securities                                 $ 12,834             $   3          $    38          $ 12,799
         U.S. Government agency obligations                         14,018                10              157            13,871
         Collateralized mortgage obligations                        47,357                32            1,398            45,991
         Corporate and other securities                             23,040                18              491            22,567
                                                                  --------             -----            -----           -------
            Total                                                 $ 97,249             $  63          $ 2,084          $ 95,228
                                                                  ========             =====            =====          ========
Securities available for sale:
         Mutual funds                                             $ 17,599             $  --          $   781          $ 16,818
         Equity securities                                              16               102               --               118
                                                                  --------             -----            -----           -------
            Total                                                 $ 17,615             $ 102          $   781          $ 16,936
                                                                  ========             =====            =====          ========

The amortized cost and market value of debt securities at September 30, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 Held to Maturity                     Available for Sale
                                                          Amortized            Market             Amortized          Market
(in thousands)                                              Cost                Value                Cost             Value
                                                            ----                -----                ----             -----
Due in one year or less                                  $    --             $    --               $11,616          $11,651
Due after one year through five years                      3,017               3,015                13,197           13,195
Due after five years through ten years                       891                 956                    --               --
Due after ten years                                       39,061              38,474                27,189           26,835
                                                          ------              ------                ------           ------
                                                         $42,969             $42,445               $52,002          $51,681
                                                         =======             =======               =======          =======

There were no debt securities sold in 1995 or 1994. Proceeds from sale of investments in debt securities were $4,032,000 in 1993. Gross gains of $38,000 and were realized on the 1993 sales. No losses were realized on the sales in 1993.

Proceeds from sales of securities available for sale were $2,210,000 , $2,800,000 and $7,998,000 in 1995, 1994 and 1993, respectively. Gross realized gains on sales of securities available for sale were $89,000, $0 and $15,000 in 1995, 1994 and 1993, respectively. Gross realized losses on securities available for sale were $194,000, $0 and $1,000 in 1995, 1994 and 1993, respectively.

Investment securities with a book value of $1,319,000 and $3,300,000 were pledged as collateral to secure public deposits at September 30, 1995 and 1994, respectively.

As required by the Federal Home Loan Bank, the Bank must hold FHLB stock equal to at least 5% of outstanding advances. As September 30, 1995 and 1994, the Bank was in compliance with the Federal Home Loan Bank stock requirement.

4. Mortgage-backed Securities

The aggregate carrying amounts and market values of mortgage-backed securities are as follows:

                                                               Gross             Gross
                                         Amortized        Unrealized        Unrealized            Market
(in thousands)                                Cost              Gain              Loss             Value
                                              ----              ----              ----             -----
September 30, 1995:
Held to maturity:
         FHLMC                            $ 70,878            $1,655           $   --           $72,533
         FNMA                               11,750               103               56            11,797
         GNMA                                  388                31               --               419
         Other                                 116                --                4               112
                                               ---                --                -               ---
           Total                          $ 83,132            $1,789           $   60          $ 84,861
                                          ========            ======           ======           =======

Available for sale:
         FHLMC                            $147,281            $1,513           $  310          $148,484
         FNMA                               61,233               250              402            61,081
         GNMA                                7,034                27               --             7,061
         Other                               2,672                32               --             2,704
                                             -----                --               --             -----
          Total                           $218,220            $1,822           $  712          $219,330
                                          ========            ======           ======          ========

September 30, 1994:
         FHLMC                           $  53,382          $     20           $  855         $  52,547
         FNMA                               14,712                --              659            14,053
         GNMA                                  470                24                7               487
         Other                                 142                --                5               137
                                               ---                --                -               ---
           Total                         $  68,706          $     44           $1,526         $  67,224
                                         =========          ========           ======         =========



Mortgage-backed securities primarily includes participation certificates issued by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA").

Proceeds from sales of mortgage-backed securities classified available for sale were $11,164,000 in 1995. Gross realized gains were $308,000 and gross realized losses were $152,000. There were no sales of mortgage-backed securities during 1994 or 1993.

Proceeds from sales of mortgage-backed securities classified as trading were $83.9 million with no resulting realized gain or loss. These securities were created from securitized loans that had been classified as held for sale prior to securitization.

During 1995, the Company sold a mortgage-backed security classified as held to maturity resulting in proceeds of $4.0 million and a realized loss of $10,000. The security was sold due to the discovery of a broker error in identifying the security's repricing characteristics when purchased. The security's actual repricing characteristics did not match the asset/liability parameters outlined by the Company and, as a result, the security was repurchased by the broker.

5. Loans

Loans consisted of the following:


                                                                        September 30,
                                                               1995              1994
 (in thousands)                                                ----              ----
Real estate mortgage loans:
         Residential-- One-to-four family                   $603,729         $704,914
         Residential-- Multi-family                           16,694           17,513
         Residential-- Construction                           12,014            7,103
         Commercial real estate                               15,025           15,862
         Land                                                  6,804            6,551
                                                               -----            -----
                                                             654,266          751,943
                                                             -------          -------
Other loans:
         Home equity lines of credit                          34,510           38,246
         Second mortgages                                     21,751           21,734
         Commercial                                              592               --
         Consumer                                             10,864            9,249
                                                              ------            -----
                                                              67,717           69,229
                                                              ------           ------
Unearned discounts and premiums                                  137              183
Deferred loan origination fees                                (1,118)          (2,339)
Allowance for loan losses                                     (7,457)          (8,311)
                                                              -------          -------
                                                             $713,545         $810,705
                                                             ========         ========

During 1995, the Company securitized approximately $154.2 million of 30 year fixed rate loans into FHLMC mortgaged-backed securities. Of the total securitized, $83.9 million were sold immediately upon securitization under a forward commitment. This transaction resulted in a gain of approximately $244,000 recorded in income. The securitization was completed inorder to improve the asset/liability position of the Bank by replacing the fixed rate loans with adjustable rate mortgage-backed securities.

The Company sold $10 million of 30-year fixed rateloans to the Federal Home Loan Mortgage Corporation in fiscal 1994. This transaction resulted in a gain of approximately $120,000.

At September 30, 1995, 1994 and 1993, loans serviced for the benefit of others approximated $234.8 million, $95.1 million and $11.8 million, respectively.


Changes in the allowance for loan losses were as follows:

                                                                           Years ended September 30,
                                                            1995              1994              1993
(in thousands)                                              ----              ----              ----
Balance at beginning of year                             $ 8,311           $ 5,005            $4,011
Charge-offs                                               (2,476)           (1,506)             (958)
Recoveries                                                   122               112               244
Provision for loan losses                                  1,500             1,200             1,708
Allowance from acquired bank                                  --             3,500                --
                                                         -------           -------            ------
Balance at end of year                                   $ 7,457           $ 8,311            $5,005
                                                         =======           =======            ======


Non-performing loans approximated $11.1 million and $8.0 million as of September 30, 1995 and 1994, respectively. If these loans had been current, in accordance with their original terms, additional interest income would have been recorded in the amounts of $577,000 and $503,000 for 1995 and 1994, respectively.

The Company had $2,653,000 of restructured loans as of September 30, 1995 that are not included as part of the non-performing loan total. The decision to continue the accrual of interest on the restructured loans is based on several factors, including: the borrowers meeting standard underwriting criteria with respect to debt service ability and the continuation of current monthly payments. The gross interest income that would have been recorded if the restructured loans had been current in accordance with their original items was $93,000 for the year ended September 30, 1995. The actual amount of interest income recognized on these loans was $62,000 for the year ended September 30, 1995. The Company had no outstanding commitments to lend additional funds to borrowers with loans classified as restructured as of September 30, 1995.

6. Loans to Related Parties

The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, except that prior to fiscal year 1991 officers and directors were granted a 1% discount on the interest rate for mortgage and property improvement loans. Management believes that these loans do not involve more than normal risk of collectibility.

The aggregate dollar amount of loans to officers and directors (exclusive of loans to any such persons which in the aggregate did not exceed $60,000 during the year) and the activity therein was as follows:

                                                          Years ended September 30,
                                                             1995              1994
(in thousands)                                               ----              ----
Balance, beginning of year                                 $5,810            $3,854
New loans                                                   1,417             2,627
Repayments                                                   (962)             (671)
                                                           -------           --------
Balance, end of year                                       $6,265            $5,810
                                                           ========          ========

7. Real Estate Owned

Real estate owned consisted of the following:

                                                                   September 30,
(in thousands)                                                1995              1994
                                                              ----              ----
Properties acquired through foreclosure                     $2,264            $3,820
In-substance foreclosure                                       353               955
                                                           -------           --------
                                                             2,617             4,775
Valuation allowance                                           (178)             (465)
                                                           -------           --------
Total                                                       $2,439            $4,310
                                                           ========          ========


The following summarizes the activity in the valuation allowance for real estate owned:

                                                       Years ended September 30,
                                              1995              1994              1993
(in thousands)                                ----              ----              ----
Balance at beginning of year                 $ 465            $   35             $  40
Charge-offs                                   (620)             (245)             (292)
Provisions for losses                          333               675               287
                                             -----             -----             ------
Balance at end of year                       $ 178             $ 465             $  35
                                             =====             =====             ======


The net cost of real estate owned operations was as follows:

                                                                        Years ended September 30,
                                                                   1995              1994              1993
(in thousands)                                                     ----              ----              ----
Net loss (gain) from sales                                        $(125)           $   18             $ (48)
Provisions for losses                                               333               675               287
Expenses of holding real estate owned, net of rental income         536               667               738
                                                                  -----            ------              -----
Total                                                             $ 744            $1,360              $977
                                                                  =====            ======              =====

8. Premises and Equipment

The following is a summary of the premises and equipment accounts:

                                                              September 30,
 in thousands)                                           1995             1994
                                                         ----             ----
Land                                                  $   690          $   688
Premises and leasehold improvements                     6,939            6,887
Furniture, fixtures and equipment                       5,835            4,495
                                                        -----            -----
                                                       13,464           12,070
Less accumulated depreciation and amortization         (5,398)          (4,815)
                                                      -------           -------
                                                      $ 8,066          $ 7,255
                                                      =======          =======

The Company leases office space and several branch office sites under operating lease arrangements. Certain of the lease arrangements provide for renewal options and rental escalation clauses. Rental expense for leased branches included in operating expenses was approximately $446,000, $470,000 and $352,000 for 1995, 1994 and 1993, respectively.

In 1992, Bristol Federal Savings Bank entered into two lease agreements for office space and a branch site with a director-related corporation. The leases were for an initial term of five years and seven years, respectively, and have renewal options which extend for an additional five years. Total lease expense for the office space and branch site was $71,700, $69,017 and $65,040 for 1995, 1994, and 1993, respectively.

The future minimum rental commitments for the leased branches as of September 30, 1995 were as follows: (in thousands)
1996                                                                 $  377
1997                                                                    314
1998                                                                    165
1999                                                                    122
2000                                                                     97
thereafter                                                              307
                                                                     ------
                                                                     $1,382
                                                                     ======

9. Prepaid Expenses and Other Assets

A summary of prepaid expenses and other assets follows:

                                                            September 30,
(in thousands)                                          1995              1994
                                                        ----              ----
Core deposit intangibles                            $  2,527           $ 3,677
Goodwill                                               7,342             7,834
Mortgage servicing rights                                716               839
Deferred tax assets, net                               3,451             3,947
Due from FDIC, net                                        --             7,605
Prepaid expenses and other assets                      3,924             3,894
                                                     -------           -------
                                                     $17,960           $27,796
                                                     =======           =======

Intangible assets, including core deposit intangibles, goodwill and purchased mortgage servicing rights, increased significantly in 1994 reflecting the additional intangible assets resulting from the Bank of Hartford acquisition. The amount due from the FDIC in 1994 represents net settlement items from that acquisition which were reimbursed by the FDIC in 1995.

A summary of the activity of mortgage servicing rights was as follows:

                                                Years ended September 30,
(in thousands)                          1995              1994             1993
                                        ----              ----             ----
Balance at beginning of year            $839               $--              $--
Servicing from acquired bank              --               880               --
Amortization                            (123)              (41)              --
                                       -----              ----               --
Balance at end of year                 $ 716              $839              $--
                                       =====              ====              ===

The following table shows activity in goodwill and core deposit intangibles:

                                                                                       Total Goodwill
                                                                       Core Deposit    & Core Deposit     Accumulated
(in thousands)                                          Goodwill       Intangibles       Intangibles     Amortization
                                                        --------       -----------       -----------     ------------
Balance at September 30, 1992                            $    --           $ 2,138           $ 2,138           $  413
Intangible assets acquired                                    --                98                98
Amortization of intangibles                                   --             (375)             (375)              375
                                                              --             -----             -----              ---
Balance at September 30, 1993                                 --             1,861             1,861              788
Intangible assets acquired                                 7,995             2,402            10,397
Amortization of intangibles                                (161)             (586)             (747)              747
                                                           -----             -----             -----              ---
Balance at September 30, 1994                              7,834             3,677            11,511            1,535
Amortization of intangibles                                (492)             (922)           (1,414)            1,414
Other adjustments                                             --             (228)             (228)
                                                              --             -----             -----
Balance at September 30, 1995                             $7,342            $2,527            $9,869           $2,949
                                                          ======            ======            ======           ======

Other adjustments represent the realization of tax benefits due to changes in tax law related to amortization of intangibles.

10. Deposits

Deposit balances consisted of the following:

September 30,
(in thousands)                                             1995                         1994
                                                           ----                         ----
                                                                      Weighted                        Weighted
                                                                      Average                          Average
                                                          Amount        Rate            Amount           Rate
                                                          ------        ----            ------
Non interest-bearing                                   $  27,913         --%         $  22,101            --%
Passbook accounts                                        143,271        1.99           162,344          1.99
NOW accounts                                              80,625        1.04            76,111          1.05
Money market accounts                                    104,428        2.71           151,290          2.67
                                                         -------        ----           -------          ----
                                                         356,237        1.83           411,846          1.96
                                                         -------        ----           -------          ----
Certificate accounts with original maturities of:
         Six months or less                               57,383        4.64           107,722          3.27
         Over six months to one year                     178,098        5.69           110,928          3.77
         Over one year to two years                      145,895        5.57           113,970          4.73
         Over two years                                  214,138        6.09           204,363          5.85
                                                         -------        ----           -------          ----
                                                         595,514        5.70           536,983          4.59
                                                         -------        ----           -------          ----
                                                        $951,751        4.25          $948,829          3.45
                                                        ========        ====          ========          ====

Interest on deposits is summarized as follows:
                                               Years ended September 30,
(in thousands)                        1995              1994             1993
                                      ----              ----             ----
Passbook accounts                  $  2,992           $ 2,966         $  3,228
NOW accounts                            719               777            1,054
Money market accounts                 3,313             3,929            4,337
Certificate accounts                 29,425            19,976           19,341
                                     ------            ------           ------
                                    $36,449           $27,648          $27,960
                                    =======           =======          =======

Interest forfeitures resulting from early withdrawals from certificate accounts are credited to interest on deposits. Interest forfeitures reducing the cost of interest on deposits amounted to $198,000, $95,000 and $91,000 for 1995, 1994 and 1993, respectively.

The total amount of time deposit accounts of $100,000 or more was $56.1 million at September 30, 1995.

The following table sets forth the maturities of time deposit accounts at September 30, 1995: (in thousands)
Under one year                                             $235,528
Between one year and two years                               79,616
Between two years and three years                            65,016
Between three years and four years                           30,816
Between four years and five years                            37,775
More than five years                                        146,763
                                                            -------
                                                           $595,514
                                                           ========

11. Federal Home Loan Bank Advances and Borrowed Money

Federal Home Loan Bank ("FHLB") advances and borrowed money consisted of the following:

                                                           September 30,
(in thousands)                                        1995              1994
                                                      ----              ----
Federal Home Loan Bank advances:
         Due October 1994 - 5.04%                 $     --          $  8,125
         Due December 1994 - 5.12%                      --               850
         Due March 1995 - 6.07%                         --             2,300
         Due October 1995 - 5.93%                   15,400                --
         Due November 1995 - 6.11%                  10,100                --
         Due December 1995 - 5.98%                     450                --
         Due January 1996 - 5.92%                   16,500                --
         Due March 1996 - 5.74%                      5,700             1,500
         Due April 1996 - 8.10%                        500               500
         Due August 1996 - 4.52%                     5,000             5,000
         Due November 1996 - 7.12%                   3,000                --
         Due March 1997 - 5.48%                      3,000             3,000
         Due November 1997 - 7.52%                   3,000                --
         Due August 1998 - 5.19%                     5,000             5,000
         Due March 1999 - 6.10%                      2,000             2,000
         Due March 2000 - 6.48%                      1,000             1,000
         Due March 2001 - 6.83%                      1,500             1,500
         Due September 2001 - 8.20%                  1,000             1,000
                                                     -----             -----
                                                   $73,150           $31,775
                                                   =======           =======

Borrowed money:
   Reverse repurchase agreements:
       Due October 1994 - 5.09%                  $      --            $7,350
       Due October 1995 - 5.90%                      7,350
       Due November 1995 - 5.86%                    25,080                --
       Due December 1995 - 5.92%                    26,295                --
       Due January 1996 - 5.89%                     13,498                --
       Due June 1996 - 5.84%                        10,000                --
                                                    ------                --
                                                    82,223             7,350
                                                    ------             -----
Employee Stock Ownership Plan debt:
      1987 Borrowing - 7.22% and 6.39% at
          September 30, 1995 and 1994, respectively     17               146
      1992 Borrowing - 9.00% and 8.00% at
          September 30, 1995 and 1994, respectively     77               321
                                                        --               ---
                                                        94               467
                                                        --               ---
                                                   $82,317            $7,817
                                                   =======            ======

The weighted average interest rate at September 30, 1995 and 1994 was 5.96% and 5.44% respectively on FHLB advances, and 5.89% and 5.20%, respectively, on borrowed money.

The entire amount of reverse repurchase agreements at September 30, 1995 of $82,223,000 represents agreements to repurchase the same securities. The securities collateralizing the reverse repurchase agreements, which are being held by the counterparty to the agreement, consisted of the following:


                                 Amortized    Accrued   Market
(in thousands)                        Cost   Interest    Value
                                   -------   -------   -------
FHLMC mortgage-backed securities   $62,092   $   748   $62,858
FNMA mortgage-backed securities     18,376       100    18,098
GNMA mortgage-backed securities      1,524         9     1,530
U.S. Treasury notes                  4,150        64     4,164
FHLMC debenture                      2,088        67     2,092
                                   -------   -------   -------
                                  $88,230       $988   $88,742
                                             =======   =======

The maximum amount of outstanding repurchase agreements at any month end was $84.2 million and $7.4 million for the years ended September 30, 1995 and 1994, respectively. The average amount of outstanding reverse repurchase agreements for the years ended September 30, 1995 and 1994 was $44.5 million and $2.6 million, respectively.

In accordance with an agreement with the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances. The FHLB Statement of Credit Policy grants members the ability to borrow up to the value of the member's qualified collateral that has not been pledged to outside sources. Members whose total indebtedness, including borrowings from outside sources, exceeds 30% of assets are required to list and segregate collateral in a sufficient amount to cover the amount of advances outstanding. Advances are secured by the Bank's investment in FHLB stock and a blanket security agreement. The Bank has a capacity to borrow an additional $582.1 million in advances from FHLB as of September 30, 1995. The Bank has a preapproved line up to 2% of total assets.

In connection with its purchase of the Company's common stock during 1987, the Employee Stock Ownership Plan (the "Plan") borrowed $1,163,000 under a term note maturing in 1997 with interest due quarterly at 82.5% of the lender's floating prime rate. In 1991, the Plan borrowed $759,000 to purchase additional shares of the Company's common stock under a term note maturing in 1997 with interest due quarterly at the lender's floating prime rate plus .25%. Principal payments ranging from $129,000 to $247,000 are due annually on March 31 until 1997 on the outstanding borrowings. A total of 7,509 unallocated shares in the Plan Trust at September 30, 1995 have been pledged as collateral in conjunction with the Plan borrowings. The Company reflects the Plan debt as borrowed money and as a reduction of shareholders' equity.

12. Income Taxes

As discussed in note 1, the Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of October 1, 1993. The cumulative affect of this change in accounting for income taxes was a benefit of $1,273,000 and is a component of the amount shown as the cumulative effect of accounting changes in the statement of income for fiscal 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS No.109.

Charges for income taxes in the Consolidated Statements of Income comprised the following:

                           Years ended September 30,
(in thousands)        1995          1994              1993
                      ----          ----              ----
Current:
         Federal   $ 5,540         $ 4,968          $ 4,169
         State       1,831           1,708            1,691
                   -------         -------          -------
                     7,371           6,676            5,860
                   -------         -------          -------
Deferred:

         Federal       212            (998)           (116)
         State         104            (325)           (107)
                   -------         -------          -------
                       316          (1,323)           (223)
                   -------         -------          -------
Total:

         Federal     5,752           3,970            4,053
         State       1,935           1,383            1,584
                   -------         -------          -------
                   $ 7,687         $ 5,353           $5,637
                   =======         =======          =======

The actual income tax expense for 1995, 1994 and 1993 differs from the "expected" income tax expense for those years (computed by applying the U.S. federal statutory corporate tax rate of 35%, 35%, and 34%, respectively) as follows:

                                                                                      Years ended September 30,
(in thousands)                                                                1995              1994             1993
                                                                              ----              ----             ----
Expected income tax on income before income taxes                           $6,531            $4,532           $4,008
Increase (decrease) in income taxes resulting from:

         Bad debt deduction                                                     --               --               410
         State income taxes, net of federal income tax benefit               1,258              898             1,045
         Loss (gain) on sale of real estate owned                               --               --              (16)
         Other, net                                                           (102)             (77)              190
                                                                             -----             ----               ---
                                                                            $7,687           $5,353            $5,637
                                                                            ======            =====           =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1995 and 1994 are presented below:

                                                                                                   September 30,
(in thousands)                                                                                 1995              1994
                                                                                               ----              ----
Deferred tax assets:
         Deferred loan fees                                                                 $    462         $    960
         Post-retirement benefits                                                              1,006              948
         Deferred compensation                                                                   428              656
         Loans receivable, principally due to
                                  allowance for loan losses                                    2,738            3,545
         Intangibles                                                                             700              479
         Other miscellaneous                                                                     466               31
                                                                                                 ---               --
         Total gross deferred assets                                                           5,800            6,619
                                                                                               -----            -----
Deferred tax liabilities:

         Premises and equipment, principally due

                                  to differences in depreciation                              (1,156)            (842)
         Tax discount on acquired loans                                                       (1,013)          (1,830)
         Unrealized gain on securities available
                                  for sale                                                      (180)               --
                                                                                              ------           -------
Total gross deferred tax liabilities                                                          (2,349)          (2,672)
                                                                                             -------           -------
Net deferred tax asset                                                                       $ 3,451           $ 3,947
                                                                                             =======           =======

The valuation allowance for deferred tax assets as of September 30, 1995 and 1994 was $0. There was no change in the valuation allowance during the years ended September 30, 1995 and 1994.

In order to fully realize the net deferred tax asset, the Company will need to either generate tax losses to carryback to recover taxes previously paid or generate future taxable income. Based upon the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax asset.

Timing differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred taxes (benefit) in 1993 related to the following:

                                            Year ended September 30,
(in thousands)                                       1993
                                                     -----
Accrual versus cash basis items                     $(205)
Loan origination fees                                 (27)
Other, net                                              9
                                                     -----
                                                    $(223)
                                                     =====

The Company has not provided deferred income taxes for the Bank's tax return reserve for bad debts that arose in tax years beginning before September 30, 1988 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $8.9 million at September 30, 1995. If the Company does not meet the income tax requirements necessary to permit it to claim a percentage of taxable income loan loss deduction in the future, the Bank, under certain circumstances, could incur a tax liability for the previously deducted tax return loan losses in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.7 million as of September 30, 1995.

13. Stock Option Plans

At  September  30, 1995,  1994 and 1993,  733,171,  300,587 and 348,824  shares, respectively, were reserved for issuance in connection with incentive and non-incentive stock option plans for the benefit of directors, officers and other full-time employees.

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

                                                    Shares under
                                                    stock option          Option price
                                                       plan                per share

Outstanding and exercisable at September 30, 1990    264,623    $    6.36    --        10.46
         Granted                                      10,000         9.63
         Canceled                                     (3,967)        8.25
                                                                     ----
Outstanding and exercisable at September 30, 1991    270,656         6.36    --        10.46
         Exercised                                   (37,721)        6.36    --        10.13
         Granted                                      69,326        10.13    --        15.38
                                                                    ------------------------
Outstanding and exercisable at September 30, 1992    302,261         6.36    --        15.38
         Stock dividend                               30,226
         Exercised                                   (79,483)        5.78    --        13.98
         Granted                                      41,953        15.34    --        18.18
         Canceled                                        (10)
                                                                                       -----
Outstanding and exercisable at September 30, 1993    294,947         5.78    --        18.18
         Exercised                                   (48,226)        5.78    --        15.34
         Granted                                      46,750       19.375    --        23.00
                                                                   -------------------------
Outstanding and exercisable at September 30,1994     293,471         5.78    --        23.00
         Stock dividend                               29,347
         Exercised                                   (37,473)        5.25    --        18.41
         Granted                                     162,800        18.18
                                                                    ------------------------
Outstanding and exercisable at September 30, 1995    448,145    $    5.25    --        20.91
                                                                    ========================

14. Restriction on Subsidiary Dividends

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

The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1995 exceeded all three requirements.

15. Employee Benefit Plans

The Bank maintains a noncontributory trusteed defined benefit pension plan through the Financial Institutions Retirement Fund (the "Fund") covering all eligible employees. The plan is part of a multi-employer plan in which details as to the Bank's relative positions are not readily determinable. Therefore, information relating to the value of vested and nonvested accumulated plan benefits and assumed rates of return used in determining such values is not disclosed. Employer contributions to the Fund in 1995, 1994 and 1993 were $123,000, $394,000 and $172,000, respectively, and these amounts are expensed to operations in the year contributed. The 1995 contribution amount is net of a one-time credit received from the Fund of $221,000.

The Company sponsors a leveraged employee stock ownership plan ("ESOP") that covers substantially all full-time employees. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. All dividends received by the ESOP are allocated to employees accounts. The ESOP shares were initially pledged as collateral against the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid during the year. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as a reduction of shareholders' equity in the consolidated balance sheets. The ESOP shares were as follows:


                                     September 30,
                                   1995       1994

Allocated shares                 194,734   158,613
Shares released for allocation    35,369    26,055
Unreleased shares                  7,509    39,642
                                 -------   -------
Total ESOP shares                237,612   224,310
                                 =======   =======

A summary of the components of ESOP contribution expense by the Company for 1995, 1994 and 1993 is as follows:

(in thousands)                        1995   1994   1993
                                      ----   ----   ----
Principal component                   $373   $285   $258
Interest component                      31     42     54
                                      ----   ----   ----
         Total contribution expense   $404   $327   $312
                                      ====   ====   ====

Effective in the first quarter of fiscal 1995, the Bank established an employee savings plan under Section 401 (k) of the Internal Revenue Code. Under the savings plan, the Bank will match $0.25 for every $1.00 of the employee's contribution which is not in excess of 4% of the employees total compensation. During 1995, the Bank recorded expense in the amount of $41,000 related to the savings plan.

Included in the fiscal 1994 results of operations is a one-time pre-tax charge of $740,000 related to the retirement of two senior officers.

16. Other Postretirement Benefit Plans

In addition to the Company's defined benefit pension plan, Eagle provides medical and dental insurance programs to its retirees. The retiree programs are first available at age 60 with 25 years of service or at age 65 with 10 years of service. All covered retirees are required to contribute to the cost of their coverage and the provisions may be changed at the discretion of the Company.

In fiscal 1994, the Company adopted Statement of Financial Accounting Standard No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and elected the immediate recognition of transition obligation. Upon adoption, the Company recognized the accumulated postretirement benefit obligation of $2,194,000 which, net of an income tax benefit of $891,000, decreased 1994 net income by $1,303,000 and is a component of the amount shown as the cumulative effect of accounting changes in the consolidated statement of income. Postretirement benefit cost for prior years, which were expensed as paid, were not restated. The effect on 1994 expenses is an increase of approximately $98,000. Under the prior method, expenses in 1993 were $44,000.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet:

                                                              September 30,
(in thousands)                                               1995       1994
                                                          -------     ------
Accumulated postretirement benefit obligation:
         Retirees                                         $  (967)   $  (544)
         Fully eligible active plan participants             (315)      (617)
         Other active plan participants                      (309)      (301)
                                                          -------     -------
         Accumulated postretirement benefit obligation     (1,591)    (1,462)
Plan assets at fair value                                    --            --
Accumulated postretirement benefit obligation in excess

         of plan assets                                    (1,591)    (1,462)
Unrecognized prior service cost                              (615)      (658)
Unrecognized net loss                                        (124)      (167)
                                                          -------     -------
Net postretirement benefit liability included in
         other liabilities                                $(2,330)   $(2,287)
                                                          =======     =======

Assumptions   used  in   determining   the   actuarial   present  value  of  the
postretirement benefit obligation are as follows:

                                                             September 30,
                                                               1995  1994
                                                               ----  ----
       Discount rate                                           7.5%   8%
       Rate of increase on health care costs
                Initial                                        10%   13%
                Ultimate                                        6%    6%

The resulting net periodic postretirement benefit expense consisted of the following components:

                                                                 Years ended September 30,

(in thousands)                                                         1995     1994
                                                                      -----    -----
Service cost-- benefits earned during the period                      $  32    $  56
Interest cost on accumulated postretirement benefit obligation          115      118
Actual return on plan assets                                             --       --
Net amortization                                                        (45)     (32)
                                                                      -----    -----
         Net postretirement benefit expense                           $ 102    $ 142
                                                                      =====    =====

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits is 10% for 1995 and is assumed to decrease by 1% annually to 6% in 2000 and remain at that level thereafter. This health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1995 by 10%, and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1995 by 11%.

17. Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Company to credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure related to these items is summarized below:

                                                                September 30,
(in thousands)                                                  1995      1994
                                                             -------   -------
Loan commitments:
         Approved loan commitments                           $15,821   $14,102
         Unadvanced portion of construction loans              9,856     7,026
         Unadvanced portion of home equity lines of credit    23,523    24,899
                                                             =======   =======

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

Commitments outstanding at September 30, 1995 consist of adjustable and fixed rate mortgages of $7,281,000 and $8,540,000 respectively, at rates ranging from 5.75% to 9.00%. Commitments outstanding at September 30, 1994 consist of adjustable and fixed rate mortgages of $13,100,000 and $1,002,000, respectively, at rates ranging from 4.25% to 9.25%. Commitments to originate loans generally expire within 60 days.

18. Significant Group Concentrations of Credit Risk

The Company primarily grants residential and consumer loans to customers located within its primary market area in the State of Connecticut. The majority of the Company's loan portfolio is comprised of residential mortgages. At September 30, 1995, residential mortgage loans, including residential construction loans, totaled $632 million, excluding off-balance-sheet items. All such loans are collateralized by real estate, of which approximately 96% is located in Connecticut.

19. Fair Value of Financial Investments

The Company is required to provide supplemental financial disclosures on the estimated fair value of it's financial instruments in accordance with SFAS No. 107, Disclosures about Fair Value Instruments. Financial instruments as defined in SFAS No.107 include cash and cash equivalents, mortgage-backed securities, loans, deposits, borrowings and certain off-balance sheet items. Other assets that are not considered financial instruments under SFAS No.107 are excluded from fair value disclosures such as real estate owned and premises and equipment.

Fair value estimates are made at a specific point in time based on market information, where available, or other more subjective information if a market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgement and may not reflect the true financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.The following table presents fair value information on the Company's investment and mortgage-backed security portfolios:


                                                September 30,
(in thousands)                           1995                   1994
                                         ----                   ----
                                       Estimated              Estimated
                             Carrying    Fair      Carrying     Fair
                              Amount     Value      Amount      Value

Investment Securities        $109,615   $109,091   $114,185   $112,164
Mortgage-backed Securities    302,462    304,191     68,706     67,224
                             --------   --------   --------   --------
         Total               $412,077   $413,282   $182,891   $179,388
                             ========   ========   ========   ========

The following table represents fair value information for the Bank's loan portfolio:


                                                    September 30,
(in thousands)                                           1995

                                                 Allowance
                                      Principal   and Other  Carrying  Estimated
                                        Value    Adjustments  Amount  Fair Value

Real estate mortgage loans             $654,266   $  7,548   $646,718   $643,241
Consumer and commercial loans            67,717        890     66,827     67,522
                                       --------   --------   --------   --------
         Total                         $721,983   $  8,438   $713,545   $710,763
                                       ========   ========   ========   ========

                                                    September 30,
(in thousands)                                           1994

                                                Allowance
                                    Principal   and Other   Carrying   Estimated
                                      Value    Adjustments   Amount   Fair Value


Real estate mortgage loans          $751,943    $  9,190    $742,753    $732,164
Consumer loans                        69,229       1,277      67,952      68,416
                                    --------    --------    --------    --------
         Total                      $821,172    $ 10,467    $810,705    $800,580
                                    ========    ========    ========    ========


In developing the estimated fair values above, the Bank's loan portfolio was segregated by type of loan, performing status and interest rate (fixed or variable). In general, fair value was estimated by discounting contractual cash flows adjusted for repayment estimates using discount rates developed in the secondary market.

Assumptions have been made in developing these fair values based on historical experience and market conditions. Because there is no immediate market for many of the above loans, there is no basis for determining whether the fair value presented above would be indicative of the value negotiated in an actual sale.

The estimated fair value of the Bank's deposit portfolio is as follows:

                                                      September 30,
(in thousands)                                1995                      1994
                                              ----                      ----
                               Carrying    Estimated     Carrying     Estimated
                                Amount     Fair Value     Amount      Fair Value

Non-interest bearing           $ 27,913     $ 27,913     $ 22,101     $ 22,101
Passbook accounts               143,271      143,271      162,344      162,344
NOW accounts                     80,625       80,625       76,111       76,111
Money market accounts           104,428      104,428      151,290      151,290
Certificate accounts            595,514      596,969      536,983      540,047
                               --------     --------     --------     --------
    Total deposits             $951,751     $953,206     $948,829     $951,893
                               ========     ========     ========     ========

The fair value of deposits with no stated maturity, such as passbook, NOW and money market accounts, is equal to the amount payable on demand on September 30, 1995 and 1994. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates offered at September 30, 1995 and 1994 for deposits with similar remaining maturities.

The fair value of FHLB advances, estimated using rates available at September 30, 1995 and 1994 for debt of similar terms and remaining maturities was $73 million and $31 million at September 30, 1995 and 1994, respectively. The fair value of reverse repurchase agreements, estimated using rates available at September 30, 1995 and 1994 for debt of similar terms and maturities, was $83 million and $7 million at September 30, 1995 and 1994, respectively.

The fair value of FHLB stock, accrued interest receivable, accrued interest payable and loan commitments approximate the carrying value at September 30, 1995 and 1994.

20. Recent Accounting Pronouncements

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was issued in May 1993 and amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure", in October 1994. SFAS No. 114, as amended, which is effective for fiscal years beginning after December 15, 1994, requires that creditors evaluate the collectibility of both contractual interest and contractual principal of loans when identifying impaired loans. When a loan is impaired, a creditor shall measure impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. The creditor shall recognize impairment by creating a valuation allowance. SFAS No. 114 allows the exclusion of large groups of small-balance homogenous loans that are collectively evaluated for impairment such as residential and consumer loans. Therefore, the provisions of SFAS No. 114 will be applied to the following loan types within the loan portfolio; construction loans, land loans, non-residential loans, multi-family loans and commercial loans. The adoption of SFAS No. 114, as amended, will have no impact on earnings.

SFAS No. 122, "Accounting for Mortgage Servicing Rights," was issued in May 1995 and is effective for fiscal years beginning after December 15, 1995. Earlier application is permitted. SFAS No. 122 requires the capitalization of mortgage servicing rights acquired through either purchase of mortgage loan servicing or origination and sale or securitization of mortgage loans with retention of servicing. SFAS No. 122 also requires the analysis of capitalized mortgage servicing rights for impairment to be based on the fair value of the rights. The Company has not decided whether SFAS No. 122 will be adopted prior to the required effective date. The effect of adoption on the Company will vary based on the extent of mortgage servicing rights existing upon adoption and mortgage servicing rights acquired subsequent to adoption. At this time, the adoption of SFAS No. 122 is not expected to have a material effect on the Company's financial postion or results of operations. The FASB has issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities that provides additional guidance relating to the application of SFAS No.115. The Company adopted SFAS No.115 on October 1, 1994. In connection with the issuance of this Special Report the FASB is allowing all organizations to review their current portfolio classification between held to maturity, available for sale and trading and make a one-time reclassification of securities between categories during the period from November 15, 1995 to December 31, 1995. Eagle anticipates that a reassessment of the classifications of its portfolio will take place within the prescribed time period, and will most likely involve the transfer of certain held to maturity securities to the available for sale classification.

21. Subsequent Events

On October 2, 1995, the Bank announced that it had entered into definitive agreements with Fleet Financial Group ("Fleet") and Shawmut Bank Connecticut ("Shawmut") to purchase certain loans and assume all deposits related to four current Shawmut branch offices and one current Fleet branch office.

The transaction will result in the Bank assuming approximately $290 million of deposits and purchasing approximately $50 million of loans. Approximately 80% of the loans are secured by commercial real estate with the remainder of the loans predominately home equity and other consumer. The Bank will pay the equivalent of a deposit premium of approximately 6.75%.

The Bank expects that the transaction will be consummated in January 1996, subject to the required regulatory approval and other closing conditions.

On November 28, 1995, Eagle Federal announced that it had signed a letter of intent to sell its seven branch banking offices in the greater Danbury market to Union Savings Bank of Danbury. In this transaction, Union Savings will assume approximately $181 million of deposits at seven Eagle Federal offices. Union Savings will purchase all real property and assume all lease obligations related to the seven offices. There are no loans or investment securities being sold by Eagle Federal other than deposit secured loans and checking account credit lines.

The consideration Eagle Federal will receive for the acquired deposit liabilities is equivalent of a deposit premium of 9.00%, or approximately $16 million before income taxes. The transaction is expected to be settled shortly after consummation of the Fleet/Shawmut acquisition in January 1996.

22. Eagle Financial Corp. (Parent Company Only) Condensed Financial Information

Balance Sheets                                            September 30,
(in thousands)                                          1995        1994
                                                        ----        ----
Assets:
         Cash                                          $     87   $     84
         Interest-bearing deposits                          954        375
                                                       --------   --------
            Cash and cash equivalents                     1,041        459
         Investment securities                               85         85
         Investment in Bank subsidiary                   90,621     65,531
         Receivable from Bank subsidiary                  1,081       --
         Other assets                                       133        236
                                                       --------   --------
            Total assets                               $ 92,961   $ 66,311
                                                       ========   ========
Liabilities and Shareholders' Equity:

         Payable to Bank subsidiary                    $     29   $     27
         Accrued expenses and other liabilities             378       (459)
         Borrowed money                                      94        467
         Shareholders' equity                            92,460     66,276
                                                       --------   --------
           Total liabilites and shareholders' equity   $ 92,961   $ 66,311
                                                       ========   ========

Statements of Income
                                                                                     Years ended September 30,
(in thousands)                                                                    1995        1994        1993
                                                                              --------    --------    --------
Interest on investments                                                       $     71    $     31    $     79
Dividends from Bank subsidiary                                                   2,000       1,000       1,000
Other expenses                                                                    (909)       (857)       (767)
                                                                              --------    --------    --------
Income before income taxes and equity in
    undistributed earnings of Bank subsidiary                                    1,162         174         312
Income tax benefit                                                                 364         323         387
                                                                              --------    --------    --------
Income before equity in undistributed earnings of Bank subsidiary                1,526         497         699
Equity in undistributed earnings of Bank subsidiary                              9,446       7,069       5,453
                                                                              --------    --------    --------
    Net income                                                                $ 10,972      $7,566      $6,152

Statements of Cash Flows
                                                                                    Years ended September 30,
(in thousands)                                                                    1995        1994        1993
                                                                              --------    --------    --------
Operating activities:
         Net income                                                           $ 10,972    $  7,566    $  6,152
         Adjustments to reconcile net income to net
            cash provided by operating activities:

         Equity in undistributed earnings of Bank subsidiary                    (9,446)     (7,069)     (5,453)
         Amortization of premiums on investments                                  --          --             2
         Decrease (increase) in other assets                                       103        (136)        (21)
         Increase (decrease) in accrued expenses and other liabilities, net        837        (261)       (304)
                                                                              --------    --------    --------
Net cash provided by operating activities                                        2,466         100         376
                                                                              --------    --------    --------
Investing activities:
         Purchase of investment securities                                        --        (1,000)        (85)
         Proceeds from maturity of investment security                            --         1,000         600
         Increase in receivable from Bank subsidiary                            (1,081)       --          --
         Investment in Bank subsidiary                                         (14,700)       --          --
                                                                              --------    --------    --------
Net cash provided (used) by investing activities                               (15,781)       --           515
                                                                              --------    --------    --------
Financing activities:
         Cash dividends                                                         (3,627)     (2,355)     (1,910)
         Proceeds from exercise of stock options and other                         873       1,052         914
         Payment of fractional shares from stock dividend                           (8)       --            (9)
         Proceeds from sale of common stock                                     16,657        --          --
         Increase (decrease) in payable to Bank subsidiary                           2           4          (6)
                                                                              --------    --------    --------
Net cash provided (used) by financing activities                                13,897      (1,299)     (1,011)
                                                                              --------    --------    --------
Increase (decrease) in cash and cash equivalents                                   582      (1,199)       (120)
Cash and cash equivalents at beginning of year                                     459       1,658       1,778
                                                                              --------    --------    --------
         Cash and cash equivalents at end of year                             $  1,041    $    459      $1,658
                                                                              ========    ========    ========

23. Selected Quarterly Financial Data (Unaudited)

(in thousands, except per share data)                          Three months ended

Fiscal 1995                               12/31/94    3/31/95     6/30/95    9/30/95     Total
                                          --------   --------   --------    --------   --------
Interest income                          $ 18,750    $ 20,342   $ 21,659    $ 22,146   $ 82,897
Interest expense                            8,888      10,108     11,551      12,333     42,880
                                         --------    --------   --------   --------    ---------
  Net interest income                       9,862      10,234     10,108       9,813     40,017
Provision for loan losses                     225         225        525         525      1,500
Net gain (loss) on sales of securities       (104)       --          (10)         72        (42)
Other income                                1,081       1,016      1,063       1,283      4,443
Other expenses                              5,694       6,152      6,393       6,020     24,259
Income tax provision                        2,040       2,027      1,728       1,892      7,687
                                         --------    --------   --------   --------    ---------
  Net income                             $  2,880    $  2,846   $  2,515    $  2,731   $ 10,972
                                         ========    ========   ========   ========    =========
Net income per share:
  Primary                                $   0.64    $   0.63   $   0.55    $   0.59   $    2.41
  Fully diluted                          $   0.63    $   0.62   $   0.54    $   0.59   $    2.38

(in thousands, except per share data)                                   Three months ended

Fiscal 1994                                      12/31/93     3/31/94    6/30/94  9/30/94 (a)    Total
                                                 --------     -------    -------  -----------    -----
Interest income                                   $13,750     $13,499    $14,826    $18,012    $60,087
Interest expense                                    6,706       6,418      7,085      8,807     29,016
                                                    -----       -----      -----      -----     ------
Net interest income                                 7,044       7,081      7,741      9,205     31,071
Provision for loan losses                             300         300        300        300      1,200
Net gain on sales of investment securities          -----       -----      -----      -----     ------
Other income                                          791         643        815        917      3,166
Other expenses                                      4,513       4,496      4,486      6,593     20,088
Income tax provision                                1,246       1,224      1,608      1,275      5,353
                                                 --------    --------   --------   --------   --------
Net income before cumulative
  effect of accounting changes                      1,776       1,704      2,162      1,954      7,596
                                                 --------    --------   --------   --------   --------
Cumulative effect of accounting changes               (30)       --         --         --          (30)
                                                 --------    --------   --------   --------   --------
  Net income                                     $  1,746    $  1,704   $  2,162   $  1,954   $  7,566
                                                 ========    ========   ========   ========   ========
Net income per share - Primary:
  Net income per share before cumulative
    effect of accounting changes                 $   0.51    $   0.48   $   0.61       0.54   $   2.14
  Cumulative effect of accounting changes           (0.01)       --         --         --        (0.01)
                                                 --------    --------   --------   --------   --------
Net income per share                             $   0.50    $   0.48   $   0.61   $   0.54   $   2.13
                                                 ========    ========   ========   ========   ========
Net income per share - Fully diluted:

  Net income per share before cumulative
    effect of accounting changes                 $   0.50    $   0.48   $   0.61   $   0.54   $   2.13
  Cumulative effect of accounting changes           (0.01)       --         --         --        (0.01)
                                                 --------    --------   --------   --------   --------
Net income per share                             $   0.49    $   0.48   $   0.61   $   0.54   $   2.12
                                                 ========    ========   ========   ========   ========

(a) The quarter ended September 30, 1994 includes the impact of the acquisition and assumption on June 10, 1994 of certain assets and liabilities of the Bank of Hartford.

Note: All per share data for all periods and dates prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Independent Auditors' Report
KPMG Peat Marwick LLP

The Board of Directors and Shareholders
Eagle Financial Corp.:

We have audited the accompanying consolidated balance sheets of Eagle Financial Corp. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Corp. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995 in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1995, and its methods of accounting for postretirement benefits other than pensions and income taxes in 1994.

KPMG Peat Marwick LLP

Hartford, Connecticut
October 19, 1995, except as to the fourth and fifth paragraphs of Note 21, as to which the date is November 28, 1995

Additional Information

Annual Meeting
Tuesday, January 23, 1996
11:00 am
Radisson Inn
42 Century Drive
Bristol, CT  06010

Executive Offices
Eagle Financial Corp.
222 Main Street
P.O. Box 1157
Bristol, CT  06010
(860) 314-6400

Independent Auditors
KPMG Peat Marwick LLP
City Place II
Hartford, CT  06103-4103

Registrar and Transfer Agent

First National Bank of Boston
Shareholder Services
Mail Stop: 45-02-64
P.O. Box 644, Boston, MA  02102-0644
(617) 575-3170
(800) 730-4001 Outside MA

Legal Counsel

Hogan & Hartson
Columbia Square
555 Thirteenth Street NW
Washington, DC  20004-1109
Anderson, Alden, Hayes & Ziogas LLC
238 Main Street
Bristol, CT  06010

Form 10-K

A Copy of Eagle Financial Corp.'s annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission for fiscal 1995 may be obtained from the Company without charge.

Please send a written request to:
Irene K. Hricko
Vice President, Secretary
Eagle Financial Corp.
222 Main Street
Bristol, CT  06010

Common Stock Information

Eagle Financial Corp. common stock is listed on the NASDAQ National Market System under the symbol "EGFC." As of September 30, 1995 there were 4,507,197 shares of common stock outstanding, including 47,373 shares held in treasury, and approximately 1,800 shareholders of record.

Quarterly Stock Quotations and Stock Information

                                                                               Cash
                                                                             Dividends
   Quarter                                                                   Paid Per
    Ended                                                                      Share
    -----                                                                      -----
Dec. 31, 1991                                  $11.875        $ 9.625          $.124
Mar. 31, 1992                                   17.50          11.75            .124
June 30, 1992                                   16.375         14.00            .124
Sep. 30, 1992                                   16.375         15.00            .124
Dec. 31, 1992                                   17.375         15.00            .140
Mar. 31, 1993                                   20.25          16.75            .140
Jun. 30, 1993                                   19.25          16.25            .140
Sep. 30, 1993                                   19.875         16.625           .155
Dec. 31, 1993                                   21.625         18.75            .173
Mar. 31, 1994                                   20.625         19.125           .173
Jun. 30, 1994                                   23.625         19.125           .173
Sep. 30, 1994                                   23.625         19.875           .173
Dec. 31, 1994                                   21.00          18.25            .191
Mar. 31, 1995                                   21.25          17.75            .210
Jun. 30, 1995                                   22.25          19.00            .210
Sep. 30, 1995                                   24.50          21.25            .210

(a) All cash dividends paid have been adjusted retroactively to give effect to 10% stock dividends paid in September 1993 and March 1995.

Eagle Financial Corp.
222 Main Street Bristol, CT 06010
(860) 314-6400
Eagle Federal Savings Bank is a
subsidiary of Eagle Financial Corp.