Form 10-K, Exhibit 13
period 1996-09-30
EAGLE FINANCIAL CORP
filed 1996-12-31
CIK 792369

EAGLE FINANCIAL CORP.
                            1996 ANNUAL REPORT

TOTAL ASSETS

Dollars in Millions
at September 30,

1996      $1,402,809
1995      $1,237,286
1994      $1,070,276
1993        $792,468
1992        $751,171

NET INCOME PER SHARE

For the Years Ended September 30,

1996           $2.89
1995           $2.38
1994           $2.12
1993           $1.77
1992           $1.53

BOOK VALUE PER SHARE

At September 30,

1996          $22.31
1995          $20.73
1994          $19.24
1993          $17.98
1992          $16.88

RETURN ON AVERAGE
SHAREHOLDERS' EQUITY

For the Years Ended September 30,

1996          13.82%
1995          12.68%
1994          11.99%
1993          10.69%
1992           9.80%

CASH DIVIDENDS
PER SHARE

For the Years Ended September 30,

1996            $.92
1995            $.82
1994            $.69
1993            $.57
1992            $.50

NON-PERFORMING ASSETS
TO TOTAL ASSETS

At September 30,

1996            .88%
1995           1.10%
1994           1.15%
1993           1.51%
1992           1.38%



FINANCIAL HIGHLIGHTS

Financial Condition Data                                               At September 30,
(in thousands)                                  1996(a)         1995       1994(b)          1993      1992(b)
                                                -------         ----       -------          ----      -------
Total assets                                 $1,402,809   $1,237,286    $1,070,276      $792,468     $751,171
Investment portfolio (c)                         52,877      105,874        76,466        54,701       70,536
Mortgage-backed securities                      450,120      355,785       116,063        49,176       71,064
Loans receivable, net                           814,488      713,545       810,705       656,344      568,124
Allowance for loan losses                         8,592        7,457         8,311         5,005        4,011
Deposits                                      1,059,355      951,751       948,829       706,214      677,701
FHLB advances and borrowed money                221,678      155,467        39,592        16,252        7,326
Shareholders' equity                            101,148       92,460        66,276        60,407       55,004

OPERATING DATA                                               For the  Years Ended September 30,
(in thousands, except for per share data)          1996         1995       1994(b)          1993      1992(b)
                                                   ----         ----       -------          ----      ------
Net interest income                        $     39,759  $    40,017    $   31,071     $  27,285     $ 22,186
Net income                                       13,638       10,972         7,566         6,152        5,166
Loan originations                               236,097      155,666       219,904       209,901      163,478
Loans serviced for others                       242,600      234,800        95,100        11,800       13,200
Cash dividends declared per share (d)              0.92         0.82          0.69          0.57         0.50
Net income per share: (d)
    Primary                                        2.92         2.41          2.13          1.79         1.55
    Fully diluted                                  2.89         2.38          2.12          1.77         1.53

SIGNIFICANT STATISTICAL DATA                       1996         1995       1994(b)          1993      1992(b)
                                                   ----         ----       -------          ----      -------
For the period:
Return on average assets                           1.00%        0.95%         0.85%         0.79%        0.81%
Return on average shareholders' equity            13.82%       12.68%        11.99%        10.69%        9.80%
Average interest rate spread                       2.92%        3.43%         3.41%         3.40%        3.26%
Net interest margin                                3.08%        3.63%         3.60%         3.64%        3.59%
Operating expenses to average assets               2.12%        2.11%         2.24%         2.10%        2.02%
Operating expenses to average assets               2.04%        2.04%         2.09%         1.97%        1.90%
   (excluding real estate owned expense)
Net interest income to operating expenses          1.37x        1.64x         1.55x         1.67x        1.72x
Efficiency ratio                                     47%          53%           55%           51%          49%
At end of period:
Shareholders' equity to total assets               7.21%        7.47%         6.19%         7.62%        7.32%
Common shares outstanding
   (net of treasury) (e)                       4,534,067   4,459,824     3,131,911     3,054,481    2,692,305
Book value per share (d)                          $22.31      $20.73        $19.24        $17.98       $16.88
Non-performing assets to total assets               0.88%       1.10%         1.15%         1.51%        1.38%
Allowance for loan losses to non-
   performing loans                                   93%         67%          104%           77%         100%
Tangible capital ratio                              5.42%       6.59%         5.17%         7.26%        6.87%



(a) Fiscal 1996 data reflect the impact of the Fleet/Shawmut branch acquisition and the sale of the Danbury area branches.

(b) Fiscal 1994 and 1992 data reflect the impact of government-assisted acquisitions.

(c) Includes interest-bearing deposits, investment securities held to maturity, investment securities available for sale and Federal Home Loan Bank stock.

(d) All per share data for all periods and dates prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

(e) 1996, 1995, 1994, 1993 and 1992 common shares outstanding exclude 47,373, 47,373, 43,066, 43,066, and 39,151 shares, respectively, held in treasury at year end.

Company Profile

Eagle Financial Corp. is a $1.4 billion unitary savings bank holding company and parent to Eagle Federal Savings Bank. Eagle Federal operates 19 traditional and 4 supermarket banking offices located in Hartford and Litchfield counties, all in Connecticut. Historically the Bank has primarily engaged in the business of accepting deposits from the general public and using such funds in the origination of first mortgage loans for the purchase, refinance or construction of 1-4 family homes. Eagle is currently positioning itself as a mid-sized community bank offering a broader base of services to both consumers and businesses in its local market.

To Our Shareholders

I am proud to report that your Company continues to make progress in expanding its franchise and increasing value for its shareholders. Throughout the year we realized solid growth in total assets, deposits and loans and reported record earnings of $13.6 million or $2.89 per share. Shareholders' equity grew by 9.4%, net of dividends which totaled $4.1 million or $.92 per share.

One major accomplishment this year was our ability to improve our competitive position in the marketplace by further expansion in our primary market area. While seven branches in the Danbury area were sold, we purchased five traditional branches, opened four supermarket branches and installed three off-site ATMs, all in the Hartford area. This expansion, together with a special marketing effort, positioned Eagle as a major provider of financial services in central Connecticut. Eagle Federal Savings now ranks fifth in deposit share in Hartford county, second in Litchfield county and ninth statewide.

To help diversify our asset base and leverage the branch system, we have significantly increased our capacity to provide commercial banking services. Our new commercial lending staff has been working in partnership with all departments to serve the needs of small businesses in our market.

The fundamental structure of the banking business is changing and the pace of change continues to accelerate. Customer preferences, competition and the advanced technology of today's information age are forcing banks to redesign the way they price, package and deliver products and services.

Supermarket branching is one strategy we are using to enhance our delivery system. Consumers are looking for easy access to banking, and in-store locations meet this need plus provide us with an ideal opportunity to sell products and services. All our branches have been given updated technology and centralized support for customer service, and are now focused on improved performance through better productivity and sales efforts.

We continue to take advantage of improved technology to serve customers and improve efficiency in operations. More advanced software applications, for example, have been utilized to support loan origination, asset/liability management and communications. Setting the stage for home banking, we have established a home page on the internet and have continued to improve home banking options via the telephone.

To be successful bankers, we must better understand which products and services are most profitable. The enhancements we have made to our cost center accounting system will provide the information we need to better allocate resources and to develop strategies to serve the needs of our customers in the most efficient and effective manner.

The thrift industry won two major legislative victories in 1996: the Savings Association Insurance Fund was recapitalized and the special thrift bad debt provisions were repealed. As a result, our franchise value has been strengthened and our ability to compete has been enhanced. We are hopeful that progress will be made during 1997 in revising our bank charter and expanding the Bank's ability to offer a broader range of services.

After experiencing a lagging recovery over the past few years, Connecticut is beginning to move more in line with economic growth at the national level. Economists are now forecasting annual employment growth in the state of 1.2 percent through the turn of the century.

The overall driving force behind our efforts is to remain a profitable and successful company which creates value for our shareholders. By enhancing value for our shareholders, we secure our future and create opportunities for our employees to grow individually and professionally.

Our future goals are to further increase market share through acquisition, continue to invest in technology and alternative delivery systems, grow revenue in all business lines, maintain quality service and reduce expenses whenever possible.

Thank you for your continued  confidence in our company.

Robert J. Britton
President and Chief Executive Officer
Eagle Financial Corp.

September 30, 1996

Commercial Banking

Our goal is to ensure that
we remain responsive to
the needs of small and
medium-sized businesses.
-- Peter J. Melly
Senior Vice President, Commercial Banking

During fiscal 1996, Eagle's Commercial Banking Department greatly benefited from the acquisition of five branches in greater Hartford. The move not only increased the base of customers owning small to medium-sized businesses, it also expanded the number of convenient Eagle locations in the Hartford market. In addition, by bringing in commercial bankers with many years of experience, Eagle gained immediate credibility in the marketplace.

Eagle introduced products designed specifically to meet the stated needs of local businesses. Among these were high-paying money market accounts, sweep investment vehicles, and a full array of credit products, including access to all governmental guarantee programs.

The opening of bank branches in supermarkets reinforced our presence in four greater Hartford communities while increasing our reach to new neighborhoods. Also, the supermarket branches' longer hours of operation make banking more convenient, especially for the retail business owners Eagle wants to attract.

The result of all these moves was a significant increase in commercial business. Eagle made loans up to $2.5 million to a broad array of firms. We also brought in substantial commercial related deposits. These strategies have strengthened both sides of the balance sheet.

The number of commercial staff positions has increased in the past year in response to our growing portfolio. The next fiscal year promises further expansion with more innovative products to serve commercial customers.

Our goal is to ensure that we remain responsive to the needs of small and medium-sized businesses, with quick decisions and a focus on attention to detail. Most importantly we are committed to maintaining asset quality through sound credit decisions.

Retail Banking

This past fiscal year the emphasis was on new ways of delivering bank products and services to our customers.
-- Kenneth F. Burns
Senior Vice President,
Retail Banking and Marketing

In Retail Banking this past fiscal year, the emphasis was on new ways of delivering bank products and services to our customers. Chief among these were supermarket banking and off-premise electronic banking.

The supermarket banking initiative resulted in four new in-store branches. This gave us the opportunity to interact with our customers face-to-face more often, and helped increase our presence east of the Connecticut River. ATMs and phone banking also were expanded in fiscal 1996. Three ATMs were opened in non-bank locations, including one at the Legislative Office Building attached to the State Capitol.

The Totally Free Checking product, combined with an aggressive direct-mail initiative, helped Eagle make impressive inroads into the consumer checking account market - an important accomplishment, because for many people establishing a checking account is the first step toward using other bank products. In the past fiscal year, Totally Free Checking attracted more than 5,000 new customers in the Hartford area alone.

This year, the Eagle Excellence initiative, a major program to help employees better define and improve customer service, was begun. It includes a network of specially selected customers who "shop" the various branches and report, candidly and confidentially, on how they were treated.

In the next year, we will expand Eagle Excellence. Delivery of products and services will continue to be decentralized, with each branch acting as a total sales and service center. The Bank's ATM network will be further enlarged, and more supermarket branches are being studied.

Combining old-fashioned helpfulness and service with state-of-the-art technology will keep Eagle a major player in the retail banking arena.

Residential and Consumer Lending

Residential and consumer loans originated in the branches will be a more significant part of our total production.
-- Patrick Macomber
Senior Vice President,
Residential and Consumer Lending

This past year was one of positioning Eagle for long term growth in Residential and Consumer Lending. We are now prepared to face the challenges and capitalize on the opportunities in fiscal 1997.

The Bank originated more than $200 million in residential and consumer loans in our communities during fiscal 1996. We also took steps to revise and realign our internal operations. Some of these were:

o implementing a secondary market operation to manage interest rate risk while offering competitively priced mortgage loans,

o  streamlining the approval and closing processes and,

o  improving our delivery channels.

We know that progress must be gained by strengthening our link with the customer through our retail branches, so we are realigning our production efforts to dedicate mortgage loan specialists to serve customers in the branches. We expect that the number of residential and consumer loans originated in the branches will be a more significant part of our total production. We will continue to use external production sources as well.

Technology will play an important role in meeting customers' needs. We are beginning several initiatives in the residential and consumer areas to allow us to reach more customers while providing excellent service. We will be able to efficiently generate and service these assets to meet our balance sheet and income objectives.

Competition from national and regional companies will continue to have an impact on our markets. Eagle is positioned to meet these challenges and take advantage of the opportunities they provide.

DIRECTORS AND OFFICERS

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

Richard H. Alden
Attorney
Partner with the Law Firm
Anderson, Alden, Hayes & Ziogas LLC

George T. Carpenter
President
Carpenter Companies
Construction and Real Estate

Theodore M. Donovan
Attorney
Partner with the Law Firm Furey, Donovan, Eddy, Kocsis, Tracy & Daly

Thomas V. LaPorta
President and Chairman
The LaPorta Funeral Home

Steven E. Lasewicz, Jr.
President
SELCO Controls, Inc.
Senior Account Executive
Barber-Colman/Cosentino, Inc. Building Automation and Temperature Controls

John F. McCarthy
President
J & M Sales, Inc.
Beer Distributorship

Ernest J. Torizzo
Executive Vice President
O & G Industries, Inc. Construction

EAGLE FEDERAL SAVINGS BANK OFFICERS

Robert J. Britton
President and
Chief Executive Officer

Ercole J. Labadia
Executive Vice President,
Administration and Operations

Mark J. Blum
Senior Vice President,
Chief Financial Officer,
Secretary

Kenneth F. Burns
Senior Vice President,
Retail Banking and Marketing

Patrick Macomber
Senior Vice President,
Residential and Consumer Lending

Peter J. Melly
Senior Vice President,
Commercial Lending

Mark B. Shaw
Senior Vice President,
Technology and Operations

William Anderson
Vice President,
Residential Lending

John A. Baker
Vice President,
Commercial Lending

Victoria L. Bextel
Vice President,
Lending Servicing Operations

Donald E. Crandall, Jr.
Vice President,
Loan Servicing

Anne P. Fetzner
Vice President,
Secondary Market Lending

Rosellyn G. Giampietro
Vice President,
Marketing Director

Susan J. Laberge
Vice President,
Retail Sales Director

Marc A. Lambert
Vice President,
Finance

Karen Landsberg
Vice President,
Human Resources Director

Donald G. Lorusso
Vice President,
Commercial Lending

Robert L. Messier, Jr.
Vice President,
Commercial Lending

Barbara S. Mills
Vice President,
Treasurer

Janet E. Recidivi
Vice President,
Retail Administration

Louise D. Rohner
Vice President,
Business Development Manager

Joan F. Warkoski
Vice President,
Loan Originations

EAGLE FINANCIAL CORP. EXECUTIVE OFFICERS

Robert J. Britton
President and
Chief Executive Officer

Mark J. Blum
Vice President,
Secretary,
Chief Financial Officer

Kenneth F. Burns
Vice President

Ercole J. Labadia
Vice President,
Administration

Barbara S. Mills
Vice President,
Treasurer

CONTENTS

10. Management's Discussion and Analysis

20. Consolidated Balance Sheets

21. Consolidated Statements of Income

22. Consolidated Statements of Shareholders' Equity

23. Consolidated Statements of Cash Flows

24. Notes to Consolidated Financial Statements

46. Independent Auditors' Report

47. Additional Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
Eagle Financial Corp. (the "Holding Company") is a unitary savings bank holding company and parent of Eagle Federal Savings Bank ("Eagle Federal" or the "Bank") (collectively referred to as the "Company"). The Bank is a federally chartered savings bank headquartered in Bristol, Connecticut, which conducts business from 19 traditional branch offices and 4 supermarket branch offices located in Hartford and eastern Litchfield counties. Prior to January 1, 1993 the Holding Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into a single subsidiary, Eagle Federal Savings Bank.

The Bank has been an active acquirer of other financial institutions in recent years including two acquisitions in fiscal 1992 and another in fiscal 1994. That trend continued in the second quarter of fiscal 1996 when Eagle Federal purchased five large branch offices in the Hartford county market that were being divested as part of the merger transaction between Fleet Bank, N.A. and Shawmut Bank Connecticut, N.A. (the "Fleet/Shawmut transaction") and simultaneously closed two existing branches that were in close proximity to the newly acquired offices. The transaction, which increased the Bank's deposit base by $253 million, allowed Eagle to expand an already established network of branch offices in the Hartford area.

The Company's strategy to focus on the greater Hartford market was further emphasized in the same quarter when the Bank sold seven relatively small, geographically separate branch offices in northern Fairfield county and $184 million of related deposits which resulted in a $15.9 million gain. Later in the year Eagle Federal added four supermarket branches and three off-site ATMs, all of which were located in Hartford and its suburbs, to its customer delivery system. The 1996 events substantially changed the landscape of the Company by creating a more efficient and geographically concentrated network of branches located in Hartford and eastern Litchfield counties. In comparing the Bank at year end to where it was twelve months earlier, Eagle Federal now operates four fewer full service branch offices but has a higher amount of total deposits in a more concentrated market area.

Fiscal 1996 also included the long awaited passage of legislation to recapitalize the Savings Association Insurance Fund ("SAIF"). Although the event resulted in a one-time charge to Eagle Federal of $4.7 million before income taxes, it will significantly reduce the Bank's deposit insurance costs in the future beginning in the first quarter of fiscal 1997, initially through a refund of amounts previously paid and then, beginning January 1, 1997, from significantly reduced assessment rates.

While the Company's primary business has historically been and will continue to be the origination of first mortgage loans on 1-4 family homes, it has implemented strategies in the last two years that will put more emphasis on originating commercial real estate and small business loans within its primary market area. The Company also intends to increase its emphasis on multi-family and consumer lending products. The marketing of these loans will focus on the existing customer base, customers acquired as part of the Fleet/Shawmut transaction, and new relationships within the Company's primary market area.

Eagle Financial Corp. had record net income of $13.6 million, or $2.89 per share on a fully diluted basis, for the year ended September 30, 1996. The Company has posted higher annual earnings for eight consecutive years with average earnings per share growth of 25% during that period. The Company's earnings depend largely on its net interest income, which is the difference between the interest earned on its loan and investment portfolios versus the interest paid on its deposits and borrowed funds. Additional earnings are derived from a variety of financial services provided to customers and from income related to the servicing of loans sold.

As of September 30, 1996, the Company had total assets of $1.41 billion compared to $1.24 billion at the start of the fiscal year. Net growth in the loan portfolio for the year was just over $100 million, including $36 million of loans purchased as part of the Fleet/Shawmut transaction. The investment portfolio increased by $41 million during the year. The majority of the balance sheet growth was funded by deposits, which increased by $108 million including approximately $69 million of deposits purchased during the year net of deposits sold. The remainder of the asset growth was funded with FHLB advances and other borrowed money, which grew by $66 million in fiscal 1996.

Liquidity and Capital Resources
Eagle Federal's core capital ratio fell from 6.6% at September 30, 1995 to 5.4% at fiscal year end, reflecting strong balance sheet growth as well as the impact of the intangible asset created by the Fleet/Shawmut transaction in the second quarter. The Bank continued to meet the regulatory definition of a "well capitalized" institution throughout the year.

As a member of the Federal Home Loan Bank ("FHLB") system, the Bank is required to maintain liquid assets at 5% of its withdrawable deposits plus short-term borrowings. At September 30, 1996, the Bank was in compliance with Office of Thrift Supervision ("OTS") liquidity requirements, having a ratio of 6.1%.

The Bank's principal sources of funds include deposits, loan payments (including interest, scheduled amortization of principal and prepayments), interest and amortization on investments and mortgage-backed securities, maturing investments, FHLB advances and other borrowed money. While scheduled loan amortization, maturing securities, and short-term investments are generally predictable sources of funds, loan and mortgage-backed securities prepayments are greatly influenced by interest rates. One of the risks of investing in mortgage-backed securities is the ability of such instruments to incur prepayments of principal prior to maturity at prepayment rates different than those estimated at the time of purchase. This generally occurs because of changes in market interest rates. For example, in periods of rising interest rates the level of prepayments on mortgage-backed securities and loans will typically decline.

Principal uses of funds include the origination of consumer and commercial loans, investments, payments of interest on deposits and borrowed money, and payments to meet operating expenses. At September 30, 1996, the Bank had approximately $67 million in loan commitments outstanding including $32 million in available home equity credit lines. It is expected that these and future loans will be funded primarily by deposits, loan repayments and sales, investment maturities and amortization, and borrowings. The Bank has the aggregate capacity to borrow up to $688 million in advances from the FHLB of Boston. At September 30, 1996, FHLB advances and borrowed money totaled $222 million versus $155 million at September 30, 1995.

The Company purchases certain debt securities (including mortgage-backed securities) with the intent and ability to hold to maturity for the purposes of earning income and meeting regulatory liquidity requirements. Events which may be reasonably anticipated are considered when determining the Company's intent and ability to hold investment securities to maturity. Such securities are classified as investment securities held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Other debt securities are purchased and classified as available for sale. Management will sell securities from time to time and use the proceeds to fund loans when deposit flows are not adequate, the rates offered on borrowed money are not favorable, and liquidity ratios support such sales. The Company also occasionally sells available for sale securities to restructure its asset/liability mix. Securities classified as available for sale are accounted for in the aggregate at market value with any unrealized gain or loss being recorded as an adjustment to shareholders' equity, net of income tax effect. At September 30, 1996, approximately $385 million, or 83%, of the Company's investment and mortgage-backed securities portfolio was classified as available for sale and had an after-tax net unrealized loss of $1.8 million.

During the year ended September 30, 1996, the Company sold $198 million of investment and mortgage-backed securities producing net losses of $463,000 while maturing investment securities totaled $25 million. Much of the activity occurred in the second quarter when the Bank sold approximately $100 million of its lowest yielding securities, incurring a loss of $1.2 million, and reinvested the proceeds of the sale in securities with an estimated yield improvement of approximately 150 basis points on average. During fiscal 1995, investment and mortgage-backed securities sold totaled $101.3 million, producing net gains of $42,000, while maturing securities totaled $15.2 million.

The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1996 exceeded all three requirements. The following chart sets forth the actual and required minimum levels of regulatory capital for the Bank under applicable OTS regulations as of September 30, 1996 (in thousands):

                Actual      Percent      Required        Percent    Excess
Core           $74,566        5.42%       $41,283        3.00%      $33,283
Tangible        74,566        5.42%        20,641        1.50%      53,925
Risk-based      81,953       13.89%        47,186        8.00%      34,767

The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized." As of September 30, 1996, the Bank had a core capital ratio of 5.42% and met the requirements for a "well capitalized" institution.

In August 1993, the OTS issued new regulations, to be effective beginning on January 1, 1994, which were going to add an interest-rate risk component to a bank's risk-based capital requirement. The OTS then delayed implementation of this new regulation pending action on the issue from the other banking agencies. In early 1996 the other regulators (the Federal Reserve Board, Federal Deposit Insurance Corp., and Office of the Comptroller of the Currency) announced that their approach to evaluating a financial institution's interest rate risk would not include a standard model to calculate a required capital component. While the OTS will likely review its approach to evaluating a bank's exposure to interest rate fluctuations as a result of the other regulators' conclusions, the OTS under any scenario will require that a bank have adequate board and senior management oversight and a comprehensive process for managing interest rate risk.

The Holding Company's liquidity and ability to pay dividends to its shareholders is primarily derived from and dependent on the ability of its Bank subsidiary to pay dividends to the Holding Company. Under current OTS regulations, because the Bank meets the OTS capital requirements, it may pay out the higher of 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period, without regulatory supervisory approval. In general, the Bank pays dividends to the Holding Company only to the extent that funds are needed to cover operating expenses and dividends paid to shareholders. At September 30, 1996, the Bank had approximately $35 million in excess capital over the OTS risk-based requirement, one half of which would be available for declaration of dividends to the Holding Company. The OTS regulations permit the OTS to prohibit capital distribution under certain circumstances.

Asset/Liability Management
Net interest income, the primary component of the Company's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Company's asset/liability management strategies also must accommodate customer demands for particular types of deposit and loan products.

While much of the Company's asset/liability management efforts involve strategies which increase the rate sensitivity of its loans and investments, such as the sale of fixed rate loans, originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities or relatively short average life fixed rate investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit, emphasizing core deposits which are less sensitive to changes in interest rates, and borrowing through long term FHLB advances.

The amount and composition of the Company's mortgage loan origination activity will continue to be directly influenced by interest rates. The Company experienced strong loan origination activity in 1993 and 1994 driven by a relatively low interest rate environment that resulted in customers refinancing their existing mortgage loans into lower rate, and generally fixed rate, products. While loan origination activity declined in fiscal 1995, customer preference continued for fixed rate loans. That activity resulted in an increase in the percentage of fixed rate loans in the Company's loan portfolio. During fiscal 1995, the Company securitized $154 million of long term, fixed rate mortgage loans. The resultant securities were then sold in the last quarter of fiscal 1995 and first quarter of fiscal 1996, with most of the proceeds reinvested in adjustable rate or relatively short term fixed rate, securities. While the strategy resulted in an expected decline in the Company's net interest margin, it also improved the rate sensitivity of the Company's interest-earning assets and strengthened its ability to absorb the impact of future interest rate volatility, primarily in the event of a sustained rise in interest rates. It is currently the Company's policy to sell into the secondary market all originations of long term, fixed rate mortgage loans. It is management's intention to continue this policy as needed to maintain an acceptable interest rate risk profile.

During the year ended September 30, 1996, the Company sold approximately $18.7 million of fixed rate mortgage loans into the secondary market and securitized approximately $16.9 million of fixed rate mortgage loans into FHLMC mortgage-backed securities. In addition to the loans that were sold or securitized, the Company transferred approximately $21.9 million of fixed rate mortgage loans classified as held for sale into the loan portfolio. The loans were recorded in the portfolio at their estimated market value at the date of the transfer. The loans were transferred to the portfolio primarily due to the determination that the loans, after initial classification as held for sale, were not underwritten to secondary market standards.

The Company measures its exposure to interest rate fluctuations on a quarterly basis, primarily by using a computer modeling system designed for savings institutions such as Eagle Federal. The computer modeling system quantifies the approximate impact that increases and decreases in interest rates would have on the Company's net interest income. The model is run on both a "shock" basis, under which interest rates are assumed to move up or down immediately, as well as on the basis of gradual movements in rates based upon prior interest rate cycles. The Board approved maximum tolerance for decreases in net interest income is 20%, based upon the model's prediction of the impact of an immediate 200 basis point increase in interest rates. At September 30, 1996, according to the computer model and using asset/liability repricing assumptions based on the Company's historical experience and industry data, if interest rates were to immediately increase by 200 basis points the negative impact on the Company's net interest income would be well within the Board approved tolerance level.

The Company also monitors other indicators of interest rate risk. Market value of equity ("MVE") analysis is intended to address the change in equity value arising from movements in interest rates. The MVE is estimated by valuing the Company's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market value basis. MVE analysis can be a good indicator of long term interest rate risk inherent in a balance sheet. The Company measures its market value risk on a quarterly basis under a variety of interest rate environments. The Company has also established acceptable tolerances for change in MVE under different interest rate scenarios.

Another commonly used measure of interest rate risk exposure is reflected in the Company's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At September 30, 1996, the Company's one-year gap was a negative 3.7% of total assets. The Company's current asset/liability management strategy is to generally maintain a one-year gap within a tolerance of plus or minus 15%. However, the Company believes there are certain shortcomings inherent in the gap analysis and, accordingly, relies less on gap analysis than other tools, such as simulation analysis, for an accurate measure of interest rate risk. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Company has an Asset/Liability Management Committee (the "ALCO") which meets regularly and reports at least quarterly to the Board of Directors. The ALCO sets interest rate risk goals and formulates strategies to achieve those goals.

Effect of Interest Rate Fluctuations
The Company's consolidated results of operations depend to a large extent on the level of its net interest income, which is the difference between interest income earned on its loan and investment portfolios versus the interest paid on deposits and borrowed funds. If the cost of funds increases faster than the yield on its interest-earning assets, net interest income will be reduced. The Company measures its interest rate risk primarily using simulation analysis.

While the Company uses various tools to monitor interest rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market value of most of the Company's financial assets is sensitive to fluctuations in market interest rates. Fixed rate investments including mortgage loans and mortgage-backed securities decline in value as interest rates rise. Adjustable rate loans and securities generally have less market value volatility than do fixed rate products.

It is the Company's current policy to sell all of its long term, fixed rate loan originations into the secondary market. The Company retains in its loan portfolio adjustable rate and shorter term loans including mortgages that adjust annually (one year ARMs) and loans that are fixed rate for an initial term, typically three to five years, and then convert to a one year ARM (3-1 and 5-1
ARMs). The majority of the Company's loan origination activity during fiscal 1996 was comprised of 3-1 and 5-1 ARMs which the Company retained in its portfolio. Such loans, while sensitive to changing rates during most of their term, would not adjust to declines and increases in rates during the first three to five years. In addition, since these loans do not impose a prepayment penalty on the borrower, they are subject to refinancing before they convert to a one year ARM especially in the event of a meaningful drop in market interest rates during the initial term.

Changes in interest rates also can affect the amount of loans originated by the Company and its ability to realize gains on the sale of such assets. The extent to which borrowers prepay loans also is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay their loans; whereas, when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayments may be invested at a lower rate. Prepayments may adversely affect the value of mortgage loans, the levels of such assets that are retained in the portfolio, net interest income and loan servicing income. Similarly, prepayments on mortgage-backed securities also may affect adversely the value of these securities and interest income. Increases in interest rates may cause depositors to shift funds from accounts that have a comparatively lower cost such as regular savings accounts to accounts with a higher cost such as certificates of deposit. If the cost of deposits increases at a rate that is greater than the increase in yields on interest-earnings assets, the interest rate spread is negatively affected. Changes in the asset and liability mix also affect the interest rate spread.

Although the Company's average net interest margin has been relatively stable in recent years, various factors including rapid changes in interest rates and/or changes in the shape of the treasury yield curve can result in expansion or compression of the Company's interest rate spread and a corresponding increase or decrease in earnings. For example, the Company's average net interest margin in fiscal 1996 declined to 3.08% from 3.63% in the prior year. This compression was the result of a number of events. A flat treasury yield curve (i.e. a relatively narrow difference between short term and long term rates) resulted in a below average spread between the yield on the Company's loans and investments versus the cost of its deposits and borrowed funds. The securitization of approximately $154 million of long term, fixed rate mortgage loans and sale of the resultant securities during the last quarter of fiscal 1995 and first quarter of fiscal 1996 improved the Company's interest rate risk profile, but also resulted in an expected decline in interest income. The Company had a higher than normal level of lower yielding investments in the second quarter as cash received from the Fleet/Shawmut transaction early in the quarter was kept in overnight investments needed to fund the sale of seven branch offices late in the same quarter. While more than one half of the Company's strong balance sheet growth in 1996 was funded with retail deposits, the Company also utilized Federal Home Loan Bank advances and other borrowed money as part of its growth plan. This strategy increased earnings per share, but at a higher interest cost than growth funded using lower cost retail deposits. Finally, the intangible asset created by the Fleet/Shawmut transaction resulted in a decline in total interest-earning assets relative to total interest-bearing liabilities. All of these events contributed to the compression of the Company's net interest margin and a modest decline in net interest income, primarily during the first half of the year.

Asset Quality
At September 30, 1996, the Company had total non-performing assets in the amount of $12.3 million, including $9.3 million of non-performing loans and $3.0 million in real estate owned. Loan loss reserves totaled $8.6 million, or 93% of non-performing loans. This compares with total non-performing assets of $13.6 million at September 30, 1995, including $11.2 million of non-performing loans and $2.4 million in real estate owned.

The Company's non-performing assets are almost exclusively residential in nature, comprising approximately 90% of the total at September 30, 1996. Loan delinquencies (greater than 60 days) totaled $10.7 million, or 1.31% of total loans, at September 30, 1996 compared to $11.1 million, or 1.55% of total loans, at September 30, 1995. The Company makes every effort to work with delinquent borrowers to negotiate an affordable payment schedule. This strategy has been more prevalent in hardship cases where rates have adjusted upward one or more times on adjustable rate mortgages. The terms of the restructures were primarily reductions in interest rates to a rate approximating the current rate on newly originated one year adjustable rate mortgage loans. The rate reduction is generally in effect for a period of six months to one year and is then subject to review. The Company restructured $4.2 million of loans during the year ended September 30, 1996 and has $4.0 million of restructured loans outstanding at September 30, 1996. Upon restructure, the loans are identified as impaired loans and represent 59% of the $6.8 million of impaired loans at year end. The entire $4.0 million of restructured loans at year end were reported as performing loans due to the borrowers maintaining a current payment status with respect to their revised loan terms. As with the Company's non-performing assets, the substantial majority of restructured loans represent loans secured by residential property. All non-performing assets and restructured loans are reviewed quarterly as part of the Company's internal review process. The Company's level of troubled assets continues to compare very favorably with other lenders in Connecticut.

During the year the Company increased its commercial loan portfolio through the purchase of loans as part of the Fleet/Shawmut transaction and through its own originations. As a result, the resources in the commercial banking department and loan review function were expanded to properly monitor and administer the portfolio. The purchased portfolio was assigned risk ratings in accordance with the Company's risk rating system and each individual loan was assigned to a commercial loan officer for monitoring purposes. As of September 30, 1996 four loans purchased from Fleet/Shawmut, totaling $348,000, were non-performing. Loans originated by the Company are also assigned to a commercial loan officer who is responsible for periodically collecting and analyzing current financial statements for each borrower. The loan review department, which operates independently of the commercial banking department, re-affirms the quality of loans and identifies any weakness that may need attention. Loans are reviewed based on a schedule that considers the relative risk associated with the loan.

The following table represents a breakdown of non-performing assets at September 30, 1996:

                                                       Total
                      Non-Performing   Real Estate     Non-Performing       % of
(in thousands)                 Loans         Owned             Assets      Total
                               -----         -----             ------      -----
Mortgage loans:
   Residential                $6,893        $2,731          $9,624         78.0%
   Commercial                  1,031            --           1,031          8.4%
   Multi-family                   --           294             294          2.4%
   Land development               --            25              25          0.2%
Non-mortgage commercial loans    261            --             261          2.1%
Consumer loans                    47            --              47          0.4%
Home equity loans              1,047            --           1,047          8.5%
                              ------         ------        -------        ------
     Total                    $9,279         $3,050        $12,329        100.0%
                              ======         ======        =======        ======

The allowance for loan losses increased to $8.6 million at September 30,1996 compared to $7.5 million at the start of the fiscal year. The $1.1 million net increase in the balance includes $2.0 million of provisions during the year and a $1.9 million allowance associated with the loans purchased in the Fleet/Shawmut transaction less $2.8 million of net charge-offs in fiscal 1996.

Management monitors the adequacy of the allowances for loan and real estate owned losses on a continual basis. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut. In connection with the determination of the allowances, management reviews and grades all adversely classified loans as part of its internal loan review process. Each loan is reviewed to determine loss exposure and the borrower's ability to repay. Management utilizes a variety of techniques to value adversely classified loans, including full and drive-by appraisals, real estate broker estimates and income projection analysis.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of the examination.

The following table sets forth an analysis of the Company's allowance for loan losses for the periods indicated:

                                                 Years Ended September 30,
(in thousands)                                   1996     1995         1994
                                                 ----     ----         ----
Balance at beginning of year                   $7,457   $8,311      $5,005
Loans charged off:
   Residential mortgage loans                  (2,077)  (1,599)       (942)
   Multi-family, commercial and land
      development loans                          (491)    (511)       (496)
   Consumer and home equity loans                (295)    (366)        (68)
                                               -------  -------      ------
   Total loans charged off                     (2,863)  (2,476)     (1,506)
Recoveries:
   Residential mortgage loans                      83      116          110
   Multi-family, commercial and land
      development loans                            --        5           --
   Consumer and home equity loans                   3        1            2
                                               -------  -------      ------
     Total recoveries                              86      122          112
Provision for loan losses                       2,041    1,500        1,200
Allowance associated with purchases             1,871       --        3,500
Balance at end of period                       $8,592   $7,457       $8,311
Ratio of net charge-offs to average loans        0.35%    0.28%        0.20%
Allowance for loan losses to gross loans
      receivable                                 1.04%    1.03%        1.01%
                                               -------  -------      ------
Allowance for loan losses to non-performing
      loans                                        93%      67%         104%
                                               =======  =======      ======

Total loan charge-offs increased to $2.9 million for the year ended September 30, 1996 from $2.5 million in the previous year. The increase is entirely attributable to a 30% increase in residential mortgage loan charge-offs to $2.1 million in fiscal 1996 from $1.6 million in fiscal 1995. The primary factor contributing to the increase is the continued sluggishness of the 2 to 4 family and condominium markets where the market remains depressed and demand is low. Charge-offs related to mortgage loans secured by 2 to 4 family and condominium properties represented $1.4 million of the total in 1996. The increased trend of charge-offs, principally those resulting from 2 to 4 family properties, and higher resulting charge-off to loans ratios were the primary motive for the decision to boost the provision for loan loss from $1.5 million in 1995 to $2.0 million in 1996.

Impact of Deposit Insurance Funds Act of 1996
On September 30, 1996, President Clinton signed into law the Deposit Insurance Funds Act of 1996, which included provisions recapitalizing the SAIF, provides for the eventual merger of the thrift fund with the Bank Insurance Fund ("BIF"), and reallocates payment of the annual Financing Corp. ("FICO") bond obligation. As part of the package, the Federal Deposit Insurance Corp. ("FDIC") imposed a special one-time assessment of 65.7 basis points to be applied against all SAIF-assessable deposits as of March 31, 1995, which will bring the SAIF up to the statutorily prescribed 1.25 percent designated reserve ratio. The special assessment, which will be paid in November 1996, was included as a $4.7 million pretax charge to Eagle Federal's operations in September 1996. The assessment reduced the Company's 1996 net income by approximately $2.8 million, or $0.59 per share.

Effective January 1, 1997, SAIF members will have the same risk-based assessment schedule as BIF members. Eagle Federal, as a healthy bank, will effectively pay no assessment for deposit insurance coverage beginning on January 1, 1997. However, all SAIF and BIF institutions including Eagle Federal will be responsible for sharing the cost of interest payments on the FICO bonds. The cost will be an annualized charge of 1.3 basis points for BIF deposits and 6.4 basis points for SAIF deposits. The approximate annual cost of interest payments for Eagle

Federal is estimated at $450,000.

As a result of the Deposit Insurance Funds Act of 1996, the Secretary of the Treasury is to review recommendations in 1997 for the establishment of a common charter for banks and savings associations. Accordingly, Eagle Federal may be required to convert its federal savings bank charter to either a national bank charter, a state depository institution charter, or a newly designed charter. Eagle Federal may also become regulated at the holding company level by the Board of Governors of the Federal Reserve System ("Federal Reserve") rather than by the OTS. Regulation by the Federal Reserve could subject Eagle Federal to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. Eagle Federal is unable to predict whether such initiatives will result in enacted legislation requiring a charter change and if so whether the charter change would significantly impact Eagle Federal's operations.

Repeal of Special Thrift Bad Debt Deduction
On August 20, 1996, President Clinton signed into law the Small Business Job Protection Act of 1996 which included the repeal of the special thrift bad debt provisions. Although the percentage of taxable income method bad debt deduction will no longer be available to the Bank, the tax requirement to invest in certain qualifying types of investments and loans has been eliminated, thus providing greater freedom to the Bank in structuring its balance sheet to maximize returns. These tax related changes had no significant impact on the Bank's 1996 financial position or results of operations.

Financial Accounting Standards Board Releases
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Management does not anticipate the adoption of SFAS No. 121 to have a material effect on the Company's consolidated financial statements.

SFAS No. 122, "Accounting for Mortgage Servicing Rights," was issued in May 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 122 requires the capitalization of mortgage servicing rights acquired through either purchase of mortgage loan servicing or origination and sale or securitization of mortgage loans with retention of servicing. SFAS No. 122 also requires the analysis of capitalized mortgage servicing rights for potential impairment based on the fair value of the rights. The Company adopted SFAS No. 122 effective October 1, 1996. The effect of adoption on the Company will vary based on the extent of mortgage servicing rights existing upon adoption and mortgage servicing rights acquired subsequent to adoption, but is not expected to have a material effect on the Company's consolidated financial statements.

SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. This statement also establishes fair value as the measurement basis for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The effects on the consolidated financial statements of this statement will be disclosure only.

Comparison of Years Ended September 30, 1996 and 1995

Net Income -- Net income for the year ended September 30, 1996 was $13.6 million, or $2.89 per fully diluted share, compared to $11.0 million, or $2.38 per fully diluted share, for the year ended September 30, 1995. The change in net income of $2.7 million represents a 24% increase from the prior fiscal year. Fully diluted earnings per share increased by 21%. The increase in net income was primarily a result of a $15.9 million gain recorded upon the sale of the Danbury region branch offices and related deposits to Union Savings Bank of Danbury. The gain was partially offset by a $9.4 million increase in non-interest expense which included a $4.7 million charge related to the FDIC assessment to recapitalize the SAIF and additional charges of approximately $1.2 million which were largely non-recurring in nature. Fiscal 1996 results were also impacted by several other charges including a $1.5 million loss on mortgage banking activities and a $463,000 net loss on the sales of securities.

Interest Income -- Interest income was $95.6 million for the year ended September 30, 1996 compared to $82.9 million for the year ended September 30, 1995, an increase of $12.7 million, or 15%. The increase in interest income was due to a $191 million, or 17%, increase in the average balance of interest-earning assets. A reduction in the yield on interest-earning assets to 7.40% in 1996 from 7.53% in 1995 contributed to reducing the impact of the increased earning assets. A larger than normal average investment in overnight investments during the second quarter of fiscal 1996 and an asset/liability restructuring involving the sale of approximately $154 million of securitized fixed rate mortgage loans in late fiscal 1995 and early fiscal 1996 worked to reduce the overall yield on interest-earning assets.

Interest Expense -- Interest expense was $55.8 million in fiscal 1996 compared to $42.9 million in the prior fiscal year, an increase of $12.9 million, or 30%. The increase was caused by a combination of a 38 basis point increase in the cost of interest-bearing liabilities from 4.10% in 1995 to 4.48% in 1996 and an approximately $200 million increase in the average balance of interest-bearing liabilities. Several factors contributed to the increased cost of funds, principally, the cost of deposits increasing from 3.87% in 1995 to 4.23% in 1996 along with a $104.1 million increase in the average balance of deposits. The increase in the cost of deposits is primarily due to a somewhat higher percentage of certificate accounts to total deposits in fiscal 1996 and a more competitive deposit rate environment throughout fiscal 1996 versus fiscal 1995. In addition, the average balance of borrowed funds, FHLB advances and repurchase agreements increased by $95.9 million.

Net Interest Income -- Net interest income remained very stable when comparing the years ended September 30, 1996 and 1995, decreasing slightly by $258,000 to $39.8 million from $40.0 million. Strong growth in interest-earning assets was more than offset by compression in the Bank's interest rate spread and net interest margin, which averaged 2.92% and 3.08%, respectively, in fiscal 1996 compared to 3.43% and 3.63%, respectively, in fiscal 1995. The significant declines are due primarily to higher costs for interest-bearing liabilities. Net interest income was also reduced due to a decline in total interest-earning assets relative to total interest-bearing liabilities that resulted from the intangible asset created from the Fleet/Shawmut transaction.

Provision for Loan Losses -- The provision for loan losses for the year ended September 30, 1996 increased by $541,000, or 36%, to $2.0 million from $1.5 million for the year ended September 30, 1995. Due to a modest level of increase in the charge-off to loan balance ratio on mortgage loans secured by 2 to 4 family and condominium properties during the current year, the provision was increased. The ratio of allowance for loan losses to non-performing loans increased from 67% at September 30, 1995 to 93% at September 30, 1996 due in part to additional allowances associated with loans purchased in the Fleet/Shawmut transaction.

Non-Interest Income -- Non-interest income for the year ended September 30, 1996 was $18.9 million, an increase of $14.5 million from the prior year total of $4.4 million. The principal cause of the increase was the $15.9 million gain recorded from the sale of the Danbury region branches and related deposits to Union Savings Bank of Danbury in March 1996. Approximately $184 million of deposits were sold in the transaction at a deposit premium of 9%. Offsetting the gain on sale of deposits were a $1.5 million loss from mortgage banking activities and a $463,000 loss on the sale of securities.

The primary component of the loss from mortgage banking activities resulted from a $1.7 million mark-to-market charge recorded in the second quarter of fiscal 1996. The loss on sale of securities was principally generated from an approximate $100 million restructuring of the investment portfolio during the second quarter of fiscal 1996 that resulted in a loss of $1.2 million.

Other components of non-interest income increased to $4.9 million in 1996 from $4.2 million principally due to a $268,000 increase in servicing income and a $256,000 increase in demand account service fees.

Non-Interest Expense -- Non-interest expense was $33.6 million for the year ended September 30, 1996. This represents a $9.4 million, or 39%, increase from the $24.3 million total reported for the year ended September 30, 1995. The primary component of the increase was the $4.7 million SAIF recapitalization charge recorded in the fourth quarter of fiscal 1996. The following fluctuations occurred when comparing the year ended September 30, 1996 to September 30, 1995; compensation increased $1.4 million, office occupancy increased $845,000, marketing increased $630,000, federal insurance premiums decreased $667,000, the amortization of intangible assets increased $862,000 and other non-interest expenses increased $1.2 million.

Non-interest expense was impacted by $1.2 million of non-recurring charges, primarily marketing and various consulting charges, recorded in the second quarter of fiscal 1996. The marketing costs were associated with enhancing the Company's visibility and image in the Hartford market in conjunction with the Fleet/Shawmut transaction. The compensation increase is attributable to operating an expanded branch network for approximately two months between the Fleet/Shawmut and Danbury transactions, expansion of the Bank's commercial banking operations and the opening of four supermarket branch locations in the fourth quarter of the year ended September 30, 1996. Occupancy expenses were also impacted by the operation of an expanded branch network between the branch acquisition and disposition transactions and depreciation on premises and equipment related to the acquired Fleet/Shawmut branches, particularly leasehold improvements.

The increase in intangible asset amortization and the decrease in federal insurance premiums are both directly related to the Fleet/Shawmut transaction. The $19.9 million of goodwill created from the transaction is responsible for the increased intangible amortization. The deposits assumed in the Fleet/Shawmut transaction qualified for treatment at lower BIF deposit premium rates while the deposits disposed of through the Danbury transaction had previously been assessed at the higher SAIF deposit premium rates.

On an overall basis the Company's ratio of operating expenses to average assets increased only one basis point from 2.11% in 1995 to 2.12% in 1996.

Income Taxes -- The effective tax rate for the year ended September 30, 1996 was 40.6%, down slightly from the 41.2% reported for fiscal 1995. As a result, the $1.7 million increase in income taxes to $9.3 million for the year ended September 30, 1996 is substantially attributable to a higher level of taxable income.

Comparison of Years Ended September 30, 1995 and 1994

Net Income -- Net income was $11.0 million, or $2.38 per share on a fully diluted basis, for the twelve months ended September 30, 1995 compared to $7.6 million, or $2.12 per share, in fiscal 1994. This represents an increase of $3.4 million, or 45%, in net income and $0.26, or 12%, in earnings per share. Net interest income increased by $8.9 million, or 29%, in fiscal 1995 while non-interest income increased by $1.2 million, or 39%. The provision for loan loss was $300,000, or 25%, higher in fiscal 1995 and non-interest expense increased by $4.2 million, or 21%. Income taxes were $7.7 million for the year ended September 30, 1995 versus $5.4 million in fiscal 1994 representing an increase of $2.3 million, or 44%.

Interest Income -- Interest income increased by $22.8 million, or 38%, in fiscal 1995 as a result of a $237 million, or 27%, increase in average interest-earning assets in addition to an increase in the average yield on loans receivable, mortgage-backed and investment securities from 6.96% to 7.53%. The strong growth in interest-earning assets were primarily driven by the acquisition of the Bank of Hartford in June 1994. The increase in average interest-earning assets includes a $116 million increase in average loans receivable and a $121 million increase in average mortgage-backed and investment securities.

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

Net Interest Income -- Net interest income increased $8.9 million, or 29%, in fiscal 1995 to $40.0 million from $31.1 million for the twelve months ended September 30, 1994. The increase is attributable to growth in earning assets whereas the Bank's interest rate spread and net interest margin were relatively stable in 1995. Eagle's interest rate spread and net interest margin were 3.43% and 3.63%, respectively, in fiscal 1995 compared to 3.41% and 3.60%, respectively, in fiscal 1994.

Provision  for Loan  Losses -- Eagle  added  provisions  of $1.5  million to its allowance for loan losses during the year ended September 30, 1995. This compares to $1.2 million in loan loss provisions for the year September 30, 1994. Net loan charge-offs for fiscal 1995 were $2.5 million, or .28% of average net loans receivable, versus $1.5 million, or .20% of net average loans receivable, for fiscal 1994. The increased provision in fiscal 1995 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends (including the increased level of loan charge-offs in 1995) and the adequacy of the allowance for loan losses. At September 30, 1995, Eagle's allowance for loan losses was $7.5 million, or 67% of loans receivable, compared to $8.3 million, or 104% of loans receivable, one year earlier.

Non-interest Income -- Non-interest income increased $1.2 million, or 39%, to $4.4 million for the year ended September 30, 1995 from $3.2 million for the same period in 1994. The increase is attributable primarily to increases in customer service fees, loan servicing fees and other non-interest income. Fiscal 1995 also includes a gain from the securitization of fixed rate loans classified as held for sale of $244,000 compared to $120,000 recorded from the sale of loans during the year ended September 30, 1994.

Non-interest Expense -- Non-interest expense for the year ended September 30, 1995 increased $4.2 million, or 21%, to $24.3 million compared to $20.1 million for the year ended September 30, 1994. Compensation and benefits were higher by $1.4 million, or 14%, in 1995. The net increase results primarily from higher expenses in fiscal 1995 related to the cost of staffing the six additional branch offices acquired as part of the Bank of Hartford acquisition partially offset by a one-time expense in fiscal 1994 of $740,000 before taxes relating to the retirement of two senior officers. A $485,000, or 22%, increase in office occupancy expenses also reflects the impact of the Bank of Hartford transaction as does the $667,000 increase in the amortization of intangible assets principally due to the goodwill recorded as a result of the transaction. A reduction in the Bank's net foreclosed real estate from $4.3 million at September 30, 1994 to $2.4 million at September 30, 1995 is reflected in a reduction of $616,000, or 45%, in the cost of real estate owned operations in fiscal 1995. The Bank of Hartford acquisition also resulted in higher operating expenses in a number of other areas including federal deposit insurance, marketing, data processing expenses, office supplies, postage and telephone.

Income Taxes -- The increase in net income before income taxes and cumulative effect of accounting changes in fiscal 1995 versus 1994 is reflected in a $2.3 million, or 44%, increase in income taxes for the year ended September 30, 1995 over the year ended September 30, 1994.

Cumulative Effect of Accounting Changes -- Eagle adopted two accounting pronouncements in the first quarter of fiscal 1994. The cumulative effect of these accounting changes, net of related tax benefits, was to reduce net income by approximately $30,000 during the twelve months ended September 30, 1994. The adoption of SFAS No. 109, "Accounting for Income Taxes," resulted in recognition of a tax benefit of approximately $1.3 million during the twelve months ended September 30, 1994. The adoption of SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions," resulted in a one-time cumulative adjustment that, net of the related tax benefit, reduced net income by approximately $1.3 million.

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, nonaccrual loans are included in the net loans receivable category:

                                                                    Years Ended September 30,
                                               1996                              1995                             1994
                                             Interest    Average               Interest   Average               Interest   Average
                                 Average      Income/     Yield/     Average    Income/    Yield/   Average     Income/     Yield/
(in thousands)                   Balance     Expense       Cost      Balance    Expense     Cost    Balance     Expense      Cost
--------------                   -------     -------       ----      -------    -------   ------    -------     -------     ------
Interest-earning assets:
 Loans receivable (a) ......   $  785,769   $   61,089    7.77%    $827,127   $ 63,227    7.64%   $711,302   $   51,250     7.21%
 Mortgage-backed securities:
   Available for sale ......      338,766       23,432    6.92%      69,800      6,132    8.79%         --           --       --
   Held to maturity ........       73,381        5,496    7.49%     123,391      8,278    6.71%     66,197        4,288     6.48%
   Trading .................          732           53    7.24%          --         --      --          --           --       --
 Investment securities:
   Available for sale ......       32,792        2,124    6.48%      55,132      3,342    6.06%     17,197          810     4.71%
   Held to maturity (b) ....       10,732          708    6.60%       6,921        833   12.04%     50,875        2,953     5.80%
 Overnight investments and
   Federal funds sold ......       50,060        2,699    5.39%      18,645      1,085    5.82%     18,278          786     4.30%
                               ----------   ----------  --------  ---------   --------   -----    --------    ---------    ------
   Total ...................    1,292,232       95,601    7.40%   1,101,016     82,897    7.53%    863,849       60,087     6.96%
                               ----------   ----------  --------  ---------   --------   -----    --------    ---------    ------
Interest-bearing liabilities:
 Deposits (c)                   1,045,427       44,256    4.23%     941,371     36,449    3.87%    792,833       27,648     3.49%
 FHLB advances .............      147,641        8,504    5.76%      59,599      3,646    6.12%     21,968        1,266     5.76%
 Other borrowings ..........       52,396        3,082    5.88%      44,516      2,785    6.26%      2,450          102     4.16%
                               ----------   ----------  --------   --------   --------    ----    --------    ---------    ------
   Total ...................   $1,245,464   $   55,842    4.48%  $1,045,486   $ 42,880    4.10%   $817,251    $  29,016     3.55%
                                            ----------  --------  ---------   --------    ----    --------    ---------    ------
Net interest income ........                $   39,759                        $ 40,017                        $  31,071
                                            ==========                        ========                        =========
Average interest rate spread .                            2.92%                           3.43%                             3.41%
Net interest margin (d) ......                            3.08%                           3.63%                             3.60%


(a) Interest income includes fees of $439,000, $284,000 and $937,000 in 1996, 1995, and 1994, respectively.

(b) Investment securities include FHLB stock.

(c) Includes non-interest bearing demand deposits which averaged $27.8 million, $24.1 million and $17.4 million for fiscal 1996, 1995 and 1994, respectively; had these demand deposits been excluded above the overall cost of funds would have been 4.59%, 4.20% and 3.63% for fiscal 1996, 1995 and 1994, respectively.

(d) Net interest income divided by average interest-earning assets.

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

                                                                  Years Ended September 30,
                                                             1996 v. 1995                1995 v. 1994
                                                             Rate/                                            Rate/
(in thousands)                        Rate      Volume      Volume      Total        Rate       Volume       Volume      Total
--------------                        ----      ------      ------      -----        ----       ------       ------      -----
Interest-earning assets:
   Loans receivable ...........   $  1,077   $  (3,161)       $(54)    $(2,138)  $   3,123     $  8,345     $     509    $ 11,977
   Mortgage-backed securities:
     Available for sale .......     (1,304)     23,629      (5,025)     17,300          --           --         6,132       6,132
     Held to maturity .........        963      (3,355)       (390)     (2,782)        153        3,705           132       3,990
     Trading ..................         --          --          53          53          --           --            --          --
   Investment securities:
     Available for sale .......        229      (1,354)        (93)     (1,218)        232        1,787           513       2,532
     Held to maturity (a) .....       (376)        459        (208)       (125)      3,170       (2,551)       (2,739)     (2,120)
   Overnight investments and
     Federal funds sold .......        (80)      1,828        (134)      1,614         278           16             5         299
                                  --------    --------    --------    --------    --------     --------      --------    --------
     Total ....................        509      18,046      (5,851)     12,704       6,956       11,302         4,552      22,810
                                  --------    --------    --------    --------    --------     --------      --------    --------
Interest-bearing liabilities:
   Deposits ...................      3,402       4,029         376       7,807       3,050        5,180           571       8,801
   FHLB advances ..............       (213)      5,386        (315)      4,858          78        2,169           133       2,380
   Other borrowings ...........       (167)        493         (29)        297          51        1,751           881       2,683
                                  --------    --------    --------    --------    --------     --------      --------    --------
     Total ....................      3,022       9,908          32      12,962       3,179        9,100         1,585      13,864
                                  --------    --------    --------    --------    --------     --------      --------    --------
Net change in net
   interest income ............    $(2,513)    $ 8,138     $(5,883)   $   (258)   $  3,777       $2,202        $2,967     $ 8,946
                                   =======     =======     =======    ========    ========       ======        ======     =======

(a) Investment securities include FHLB stock.


CONSOLIDATED BALANCE SHEETS
                                                                                           September 30,
(in thousands, except for share data)                                                1996                 1995
                                                                                     ----                 ----
Assets
Cash and amounts due from depository institutions                               $   20,288             $   22,670
Interest-bearing deposits                                                           27,989                 40,637
                                                                                    ------                 ------
   Cash and cash equivalents                                                        48,277                 63,307
Investment securities available for sale
   (amortized cost: $13,458 in 1996 and $54,386 in 1995)                            13,453                 53,816
Investment securities held to maturity
   (market value: $1,036 in 1996 and $2,543 in 1995)                                   987                  2,476
Mortgage-backed securities available for sale
   (amortized cost: $375,010 in 1996 and $231,145 in 1995)                         372,018                232,160
Mortgage-backed securities held to maturity
   (market value: $77,973 in 1996 and $124,763 in 1995)                             78,102                123,625
Loans held for sale                                                                    705                  2,467
Loans, net of allowance for loan losses of
   $8,592 in 1996 and $7,457 in 1995                                               814,488                713,545
Accrued interest receivable:
   Loans                                                                             5,046                  4,900
   Investment securities                                                               563                    775
   Mortgage-backed securities                                                        3,280                  2,805
Real estate owned, net                                                               3,050                  2,439
Stock in Federal Home Loan Bank of Boston, at cost                                  10,448                  8,945
Premises and equipment, net                                                          9,796                  8,066
Prepaid expenses and other assets                                                   42,596                 17,960
                                                                                 ---------              ---------
       Total Assets                                                             $1,402,809             $1,237,286
                                                                                ----------             ----------

Liabilities and Shareholders' Equity
Liabilities:
   Deposits                                                                     $ 1,059,355            $   951,751
   Federal Home Loan Bank advances                                                  207,008                 73,150
   Repurchase agreements and other borrowed money                                    14,670                 82,317
   Advance payments by borrowers for taxes and insurance                              4,973                  5,498
   Accrued expenses and other liabilities                                            15,655                 32,110
                                                                                -----------            -----------
       Total Liabilities                                                          1,301,661              1,144,826
                                                                                -----------            -----------
Shareholders' Equity:
   Serial preferred stock, $.01 par value, 2,000,000 shares
     authorized and unissued                                                           --                     --
   Common stock, $.01 par value, 8,000,000 shares
     authorized; 4,581,440 and 4,507,197 shares issued
     at September 30, 1996 and 1995, respectively, including
     47,373 shares held in treasury                                                      46                     45
   Additional paid-in capital                                                        60,635                 59,514
   Retained earnings                                                                 42,598                 33,092
   Cost of common stock in treasury                                                    (362)                  (362)
   Employee stock ownership plan debt                                                  --                      (94)
   Net unrealized gain (loss) on available for sale securities                       (1,769)                   265
                                                                                -----------            -----------
       Total Shareholders' Equity                                                   101,148                 92,460
                                                                                -----------            -----------
       Total Liabilities and Shareholders' Equity                               $ 1,402,809            $ 1,237,286
                                                                                -----------            -----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
                                                                               Years Ended September 30,
(in thousands, except for per share data)                                  1996          1995          1994
                                                                           ----          ----          ----


Interest income:
   Interest and fees on loans                                             $61,089      $63,227        $51,250
   Interest on mortgage-backed securities                                  28,981       14,410          4,288
   Interest on investment securities                                        1,830        2,738          2,283
   Interest on overnight investments                                        2,694        1,085            676
   Dividends on investment securities                                       1,002        1,437          1,480
   Interest on Federal funds sold                                               5           --            110
                                                                           ------      --------      --------
       Total interest income                                               95,601       82,897         60,087
                                                                           ------      --------      --------
Interest expense:
   Interest on deposits                                                    44,256       36,449         27,648
   Interest on Federal Home Loan Bank advances                              8,504        3,646          1,266
   Interest on repurchase agreements and other borrowed money               3,082        2,785            102
                                                                            -----        -----            ---
       Total interest expense                                              55,842       42,880         29,016
                                                                           ------       ------         ------
       Net interest income                                                 39,759       40,017         31,071

Provision for loan losses                                                   2,041        1,500          1,200
                                                                            -----        -----          -----
       Net interest income after provision for loan losses                 37,718       38,517         29,871
                                                                           ------       ------         ------
Non-interest income:
   Net gain (loss) on sale of securities                                     (463)         (42)            --
   Net gain (loss) from mortgage banking activities                        (1,484)         244            120
   Gain on sale of deposits                                                15,904           --             --
   Checking account service fees                                            2,295        2,039          1,597
   Other customer service fees                                                952          781            588
   Other income                                                             1,704        1,379            861
                                                                            -----        -----            ---
       Total non-interest income                                           18,908        4,401          3,166
                                                                           ------        -----          -----
Non-interest expense:
   Compensation, taxes and benefits                                        12,441       11,088          9,703
   Office occupancy                                                         3,532        2,687          2,202
   Advertising                                                              1,579          949            571
   Net cost of real estate owned operations                                 1,190          744          1,360
   Federal insurance premium                                                1,443        2,110          1,597
   Amortization of intangible assets                                        2,276        1,414            747
   Data processing expenses                                                 1,609        1,578          1,257
   SAIF Assessment                                                          4,652           --             --
   Other                                                                    4,927        3,689          2,651
                                                                            -----        -----          -----
       Total non-interest expense                                          33,649       24,259         20,088
                                                                           ------       ------         ------
       Income before income taxes and cumulative effect of
accounting changes                                                         22,977       18,659         12,949
Income taxes                                                                9,339        7,687          5,353
                                                                            -----        -----          -----
       Income before cumulative effect of accounting changes               13,638       10,972          7,596
Cumulative effect of accounting changes                                        --           --            (30)
                                                                           ------       ------          -----
       Net income                                                         $13,638      $10,972         $7,566
                                                                          =======      =======         ======
Income per primary share:
   Income before cumulative effect of accounting changes                    $2.92        $2.41          $2.14
   Cumulative effect of accounting changes                                     --           --          (0.01)
                                                                           ------       ------         ------
       Net income                                                           $2.92        $2.41          $2.13
                                                                           ======       ======         ======
Income per fully diluted share:
   Income before cumulative effect of accounting changes                    $2.89        $2.38          $2.13
   Cumulative effect of accounting changes                                     --           --          (0.01)
                                                                           ------       ------         ------
       Net income                                                           $2.89        $2.38          $2.12
                                                                           ======       ======         ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                               Net Unrealized
                                                                                     Cost of    Gain (Loss)     Employee
                                                                Additional            Common   on Available      Stock
                                            Common Stock         Paid-in   Retained  Stock in    for sale      Ownership
(in thousands, except  for per share data) Shares    Amount      Capital   Earnings  Treasury   Securities      Plan Debt     Total
---------------------                      ------    ------     -------   --------  --------    ----------      ---------     -----
Balance at October 1, 1993                  3,097     $31       $33,562   $27,928   $(362)     $     --        $(752)     $60,407

Net Income                                                                  7,566                                           7,566
Cash dividends declared, $0.69 per share                                   (2,355)                                         (2,355)
Reduction in debt related to Employee
   Stock Ownership Plan                                                                                           285         285
Exercise of stock options and other            48       1           486                                                       487
Dividend reinvestment plan                     30                   565                                                       565
Increase in net unrealized loss on
   available for sale securities                                                                     (679)                   (679)
                                            -----     -----      -----     -----     -----           -----      -----      ------
Balance at September 30, 1994               3,175      32        34,613    33,139    (362)           (679)       (467)     66,276

Net Income                                                                 10,972                                          10,972
Cash dividends declared, $0.82 per share                                   (3,627)                                         (3,627)
Reduction in debt related to Employee
   Stock Ownership Plan                                                                                           373        373
Exercise of stock options and other            37                   455                                                      455
Dividend reinvestment plan                     28                   418                                                      418
Common stock dividend declared -10%,
   less fractional shares                     405       4         7,380    (7,392)                                            (8)
Common stock offering                         862       9        16,648                                                   16,657
Unrealized loss upon adoption of SFAS No.
   115 on October 1, 1994                                                                            (357)                  (357)
Change in unrealized gain (loss) on
   available for sale securities                                                                    1,301                  1,301
                                            -----     -----      ------   -----     -----           -----       -----     ------
Balance at September 30, 1995               4,507      45        59,514   33,092    (362)             265         (94)    92,460

Net Income                                                                13,638                                          13,638
Cash dividends declared, $0.92 per share                                  (4,132)                                         (4,132)
Reduction in debt related to Employee
   Stock Ownership Plan                                                                                            94         94
Exercise of stock options and other            48       1           508                                                      509
Dividend reinvestment plan                     26                   613                                                      613
Unrealized gain on securities transferred
   from held to maturity to available for sale                                                      1,323                  1,323
Change in unrealized gain (loss) on
   available for sale securities                                                                   (3,357)                (3,357)
                                            -----     ---       -------  -------   ------        --------        -----  ---------
Balance at September 30, 1996               4,581     $46       $60,635  $42,598   $(362)         $(1,769)      $  --   $101,148
                                            =====     ===       =======  =======   ======        ========        =====  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Years Ended September 30,
(in thousands)                                                                  1996     1995       1994
                                                                                ----     ----       ----
Operating Activities:
   Net income                                                                $13,638  $10,972     $7,566
   Adjustments to reconcile net income to net cash provided (used) by operating activities:
       Provision for loan losses                                               2,041    1,500      1,200
       Provision for losses on real estate owned                                 419      333        675
       Provision for depreciation and amortization                             1,064      775        613
       Accretion of discounts and fees on loans                                 (399)    (238)      (937)
       Amortization of premiums (accretion of discounts) on
         investment and mortgage-backed securities                               897     (812)        45
       Amortization of core deposit and other intangibles                      2,276    1,414        747
       Loss on sale of premises and equipment                                     42       --         --
       Gain on sale of deposits                                              (15,904)      --         --
       Gain on trading securities                                                (64)      --         --
       Proceeds from sales of trading securities                              16,952   83,909         --
       Realized (gain) loss on sale of real estate owned                        (259)    (125)        18
       Realized loss on sale of securities, net                                  527       42         --
       Loss (gain) from mortgage banking activities, net                       1,484     (244)       (120)
       Origination of loans held for sale                                    (57,221)  (2,467)         --
       Proceeds from sale of loans held for sale                              18,732       --          --
       Increase in accrued interest receivable                                  (176)  (2,348)       (317)
       Decrease (increase) in prepaid expenses and other assets               (5,703)   8,242     (12,655)
       Loan origination fees                                                     582      352       1,016
       Increase in accrued expenses and other liabilities                      3,187    1,837       1,888
                                                                               -----    -----       -----
Net cash provided (used) by operating activities                             (17,885) 103,142        (261)
                                                                             -------  -------       ------

Investing Activities:
   Proceeds from sales of investment securities available for sale            25,593    2,210       2,800
   Proceeds from maturities of investment securities                          25,000   15,200       9,300
   Principal payments on investment securities available for sale              3,255    6,262          --
   Principal payments on investment securities held to maturity                   --    4,512      20,530
   Purchases of investment securities available for sale                    (22,017)   (5,742)     (4,800)
   Purchases of investment securities held to maturity                           --    (7,892)    (61,474)
   Principal payments on mortgage-backed securities available for sale       94,580    10,768          --
   Principal payments on mortgage-backed securities held to maturity          8,970    12,479      11,096
   Purchases of mortgage-backed securities available for sale              (314,399) (141,850)         --
   Purchases of mortgage-backed securities held to maturity                 (54,030)  (48,764)     (7,135)
   Proceeds from sales of mortgage-backed securities available for sale     155,566    11,164          --
   Proceeds from sales of mortgage-backed securities held to maturity            --     4,032          --
   Principal payments on loans receivable                                   127,903    95,847     129,877
   Loan originations                                                       (178,876) (155,666)   (219,904)
   Loan purchases                                                                --      (130)     (2,507)
   Proceeds from sales of loans                                                 999       152      11,153
   Decrease in real estate owned                                                 --       442       1,018
   Proceeds from sales of real estate owned                                   3,551     3,444       2,580
   Purchases of premises and equipment                                       (2,374)   (1,586)       (844)
   Proceeds from sales of premises and equipment                                713        --          --
   Increase in investment in Federal Home Loan Bank stock                    (1,503)   (2,410)       (586)
   Acquisition of loans, investments and other assets                       (39,108)       --    (155,724)
                                                                           --------     -----   ---------
Net cash used by investing activities                                      (166,177) (197,528)   (264,620)
-------------------------------------                                      ---------- ---------  ---------

See accompanying notes to consolidated financial statements.

                                       23

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                           Years Ended September 30,
(in thousands)                                                                  1996     1995       1994
                                                                                ----     ----       ----
Financing Activities:
   Net increase (decrease) in passbook, NOW and
     money market accounts                                                  (34,621)   (55,609)     8,699
   Net increase (decrease) in certificates of deposit                        73,496     58,531    (38,836)
   Assumption of deposits and liabilities of acquired banks                 235,893         --    275,986
   Sale of deposits                                                        (168,506)        --         --
   Borrowings under Federal Home Loan Bank advances                         546,238    195,875     53,275
   Principal payments under Federal Home Loan Bank advances                (412,380)  (154,500)   (37,000)
   Net increase (decrease) in repurchase agreements and
     other borrowed money                                                   (67,553)    74,873      7,065
   Net decrease in advance payments by borrowers for
     taxes and insurance                                                       (525)       (24)      (311)
   Proceeds from exercise of stock options and dividends reinvested           1,122        873      1,052
   Payment of fractional shares from stock dividend                              --         (8)        --
   Proceeds from common stock offerings                                          --     16,657         --
   Cash dividends                                                            (4,132)    (3,627)    (2,355)
                                                                            -------    -------    -------
Net cash provided by financing activities                                   169,032    133,041    267,575
-----------------------------------------                                  --------    -------     ------

Increase (decrease) in cash and cash equivalents                            (15,030)    38,655      2,694
Cash and cash equivalents at beginning of period                             63,307     24,652     21,958
------------------------------------------------                             ------     ------     ------

Cash and cash equivalents at end of period                                  $48,277    $63,307    $24,652
                                                                            =======    =======    =======

Non-cash investing activities:
   Transfer of investment securities to investment
     securities available for sale                                             $ --   $ 53,124       $ --
   Transfer of mortgage backed securities to mortgage-backed
     securities available for sale                                           90,858     18,529         --
   Securitization of loans into mortgage-backed securities
     available for sale                                                          83     69,455         --
   Securitization of loans into trading mortgage-backed securities           16,888     83,909         --
   Securities purchased but not yet settled                                      --     20,216         --
   Transfer of loans held for sale to portfolio                              21,879         --         --
   Transfer of loans to foreclosed real estate                                4,322      2,223      3,130
                                                                             ======    =======      =====

Supplemental cash flow information:
   Interest paid                                                            $55,982    $42,146    $29,159
   Income taxes paid                                                        $14,448     $8,690     $6,078

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

[1]  Accounting Policies

Principles of Consolidation
Eagle Financial Corp. (the "Holding Company") is the savings bank holding company for Eagle Federal Savings Bank (the "Bank"), a federally chartered savings bank (collectively known as the "Company"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston and is principally subject to supervision, examination and regulation by the Office of Thrift Supervision ("OTS"). The Bank is primarily engaged in the business of attracting deposits and investing these deposits into loans secured by residential and commercial real estate property, consumer loans and securities. Approximately 75% of the Bank's deposits are insured up to applicable limits by Savings Association Insurance Fund ("SAIF") with the remainder of the deposits insured by the Bank Insurance Fund ("BIF"). Prior to January 1, 1993, the Holding Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

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

While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and value of real estate owned. Such agencies may require the Company to recognize additions to the allowance or write-downs based on their judgment of information available to them at the time of their examination.

Investment and Mortgage-Backed Securities
As of October 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three categories: trading, available for sale, and held to maturity. Securities for which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities utilizing a method, the result of which approximates a level yield. Securities that management intends to hold for an indefinite period of time are classified as available for sale and are carried at fair value with unrealized gains or losses reported as a separate component of shareholders' equity, net of income taxes. The underlying cost basis used in determining the unrealized gains and losses on available for sale securities is adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities utilizing a method, the result of which approximates a level yield. Included in securities available for sale are securities created through the securitization of loans held in the Company's loan portfolio. Securities classified as trading are carried at fair value with unrealized gains and losses included in income. The Company had no securities classified as trading as of September 30, 1996.

Prior to 1995, marketable equity securities and mutual funds were classified as available for sale since they have no stated maturity and were carried at the lower of aggregate cost or market value. A valuation allowance was established and charged to shareholders' equity for the amount that the aggregate market value of the available for sale securities portfolio was less than the book value of the portfolio. Other securities were stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated terms of the securities utilizing a method, the result of which approximates a level yield.

Upon adoption of SFAS No. 115, $71.7 million of investment and mortgage-backed securities were classified as available for sale which resulted in the net unrealized loss on these securities of $1.1 million, net of an income tax benefit of $442,000, being shown as a reduction to shareholders' equity.

Gains or losses on the sale of investment and mortgage-backed securities are computed by the specific identification method. Unrealized losses on investment securities that are determined to be other than temporary are charged to income.

Revenue Recognition
Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest or when, in the opinion of management, full collection of principal or interest is unlikely. When a loan is in nonaccrual status, interest income is recognized only to the extent of cash received and when the full collection of principal is not in doubt. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

Net premiums on loans purchased are recognized in interest income over the lives of the loans using a method that approximates a level yield.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield using a method the result of which approximates a level yield. The Company is generally amortizing these amounts over the contractual life of the related loans. Amortization of deferred amounts is suspended when a loan becomes nonaccrual and does not begin again until the loan is returned to accrual status.

Loans Held for Sale
First mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or market value. Management estimates the market value of its portfolio held for sale based on outstanding investor commitments or current investor yield requirements, whichever is more readily apparent.
Securitization of loans held for sale results in the classification of the resultant securities as trading securities. In the unusual event it becomes necessary, loans are transferred to portfolio at the lower of aggregate cost or market value at the date of the transfer.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance for loan losses is increased through provisions for loan losses charged against income. Loans are charged against the allowance when management has concluded the collectibility of the loan principal is unlikely. Recoveries of amounts previously charged off are credited to the allowance.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation computed generally by the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed on a straight-line basis over the terms of related leases or the estimated useful lives, whichever is shorter.

Real Estate Owned
Real estate owned is composed of properties acquired through foreclosure proceedings or by acceptance of a deed in lieu of foreclosure. At the time these properties are foreclosed, they are recorded at the lower of cost or fair value less selling costs through a direct charge against the allowance for loan losses. Fair value is generally determined by recent appraisals. Losses in value subsequent to foreclosure are recorded as a provision (charge) against income. Gains and losses from the sale of real estate owned are recorded in income when realized.

Goodwill and Identifiable Intangibles
Because of the earning power or other special values of certain acquired banks or bank branches, the Company paid amounts in excess of fair value of core deposits assumed and tangible assets purchased. Generally, such amounts are being amortized by systematic charges to income over a period no greater than the estimated remaining life of the assets acquired or not exceeding the estimated average remaining life of the existing deposit base assumed (primarily for periods from 6 to 15 years). On an ongoing basis, management assesses the recoverability of the intangible assets. If an assessment of the intangible asset indicates that its recoverability is impaired, a charge to the statement of income is recorded for the amount of impairment.

Loan Servicing
Loan servicing fees earned from the servicing of loans for others are recorded as income when received. Acquisition costs of purchased loan servicing rights are amortized over the estimated period of servicing revenue. The purchased servicing right is evaluated periodically for recoverability and should the evaluation indicate that recoverability is impaired, a charge to the statement of income is recorded for the amount of impairment. Amortization of loan servicing rights is recorded as an offset to servicing income received on loans sold, included in other income.

Income Taxes
The Company files consolidated state and federal income tax returns.

In February 1992, the Financial Accounting Standards Board ("FASB") issued SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 required a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 on October 1, 1993 and has reported the benefit of the cumulative effect of $1,273,000 in the statement of income for the year ended September 30, 1994.

Cash Flows
Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits.

Net Income Per Share
Net income per share is computed by dividing net income by the weighted-average common shares and common stock equivalents, if dilutive, outstanding during the year based on the treasury stock method. Weighted average common shares outstanding used to calculate primary earnings per share were 4,671,482, 4,560,104 and 3,551,488 in 1996, 1995 and 1994, respectively. Weighted average common shares outstanding used to calculate fully diluted earnings per share were 4,720,240, 4,614,057 and 3,575,733 in 1996, 1995 and 1994, respectively.
All share data for all periods prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Reclassification
Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation for comparative purposes. Such reclassifications had no effect on net income.

[2]  Acquisitions and Divestitures
On January 19, 1996, the Bank completed the acquisition and assumption of five branch offices, related deposits and certain other assets and liabilities from Fleet Bank, N.A. and Shawmut Bank Connecticut, N.A. (the "Fleet/Shawmut transaction"). The following assets and liabilities resulting from the transaction were recorded using the purchase method at fair value:

(in thousands)
Cash and amounts due from banks                                $196,785
Loans                                                            35,720
Goodwill                                                         19,914
Other assets, including premises and equipment                    1,681
                                                               --------
  Total                                                        $254,100
                                                               ========
Deposits                                                       $253,139
Other liabilities                                                   961
                                                               --------
   Total                                                       $254,100
                                                               ========

The operating results of this acquisition are included in the Company's statement of income from the date of acquisition.

On June 10, 1994, Eagle Federal acquired certain assets and assumed all insured deposits of The Bank of Hartford from the Federal Deposit Insurance Corporation ("FDIC"). The acquisition has been accounted for by the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded based on estimated fair values at the date of acquisition. The estimated fair value of assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

(in thousands)
Cash and due from banks                                          $4,933
Interest-bearing deposits                                        25,503
Investment and mortgage-backed securities                        72,667
Loans                                                            80,776
Allowance for loan losses                                        (3,500)
Other assets                                                      2,330
Core deposit and other intangibles                               11,276
Deposits                                                       (272,752)
Other liabilities                                                (3,234)
                                                                 -------
Cash received from FDIC                                          $82,001
                                                                 =======

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

On March 1, 1996, the Bank completed the sale of seven branch offices and related deposits to Union Savings Bank of Danbury. Deposits totaling $184 million were sold in the transaction. The Bank received a premium on the deposits of 9% that resulted in a gain of $15.9 million. Also included were loans receivable of $999,000 and premises and equipment of $713,000.

In addition to the above mentioned branch related transactions, on March 1, 1996 the Bank closed two branch offices that were in close proximity to two of the branch offices acquired during the Fleet/Shawmut transaction. All accounts related to the closed branches were transferred to the newly acquired branches.

[3]  Restrictions on Cash and Amounts Due from Depository Institutions
The Company was required to maintain certain average reserve balances as established by the Federal Reserve Bank. The actual average reserve balance for the period that includes September 30, 1996 was $1,727,000.

[4]  Investment Securities
The aggregate carrying amounts and market values of investment securities are as follows:

                                                          Gross     Gross
                                             Amortized  Unrealized  Unrealized    Market
(in thousands)                                    Cost     Gains    Losses         Value
                                                  ----     -----    ------         -----
September 30, 1996
Investment securities held to maturity:
   Corporate and other securities                 $987      $49     $  --         $1,036
                                                  ====      ===       ===         ======
Investment securities available for sale:
   U.S. Treasury securities                     $5,014      $--     $  54          $4,960
   U.S. Government agency obligations            7,000       17         5           7,012
   Corporate and other securities                1,444       37        --           1,481
                                                 -----       --        --           -----
     Total                                     $13,458      $54       $59         $13,453
                                               =======      ===       ===         =======
September 30, 1995
Investment securities held to maturity:
   U.S. Government agency obligations           $1,500      $2      $  --          $1,502
   Corporate and other securities                  976      65         --           1,041
                                                ------      --        ---           -----
     Total                                      $2,476     $67      $  --          $2,543
                                                ======     ===   ========          ======
Investment securities available for sale:
   U.S. Treasury securities                     $6,303     $22      $  --          $6,325
   U.S. Government agency obligations           20,478      28          5          20,501
   Corporate and other securities               12,296      31        302          12,025
   Mutual funds                                 15,309      --        344          14,965
                                                ------      --        ---          ------
     Total                                     $54,386     $81       $651         $53,816
                                               =======     ===       ====         =======

The amortized cost and market value of debt securities at September 30, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Held to Maturity           Available for Sale
                                             ----------------           ------------------
                                              Amortized Market        Amortized          Market
(in thousands)                                     Cost  Value             Cost           Value
--------------                                     ----  -----             ----           -----
Due in one year or less                        $    --     $--             $ --            $ --
Due after one year through five years               --      --           13,078          13,071
Due after five years through ten years             902     951               72              74
Due after ten years                                 85      85              308             308
                                                  ----   -----           ------          ------
   Total                                          $987  $1,036          $13,458         $13,453
                                                  ====  ======           ======          ======

Proceeds from sales of investment securities available for sale were $25,593,000, $2,210,000 and $2,800,000 in 1996, 1995 and 1994, respectively.
Gross realized gains on sales of investment securities available for sale were $9,000, $89,000 and $0 in 1996, 1995 and 1994, respectively. Gross realized losses on investment securities available for sale were $664,000, $194,000 and $0 in 1996, 1995 and 1994, respectively.

Investment securities with a book value of $3,735,000 and $1,319,000 were pledged as collateral to secure public deposits at September 30, 1996 and 1995, respectively.

As required by the Federal Home Loan Bank, the Bank must hold FHLB stock equal to at least 5% of outstanding advances. As of September 30, 1996 and 1995, the Bank was in compliance with the Federal Home Loan Bank stock requirement.

[5]  Mortgage-backed Securities
The aggregate carrying amounts and market values of mortgage-backed securities are as follows:

                                                              Gross           Gross
                                      Amortized             Unrealized       Unrealized       Market
(in thousands)                          Cost                   Gains          Losses           Value
                                        ----                   -----          ------           -----
September 30, 1996
Held to maturity:
   GNMA                                 $12,797             $    --             $306           $12,491
   Collateralized mortgage obligations   65,305                 729              552            65,482
                                         ------                 ---              ---            ------
     Total                              $78,102                $729             $858           $77,973
                                        =======                ====             ====           =======
Available for sale:
   FHLMC                               $105,275                $878             $498          $105,655
   FNMA                                  77,639                 255              460            77,434
   GNMA                                  30,282                  18              679            29,621
   Other                                  2,065                  39               --             2,104
   Collateralized mortgage obligations  159,749                 197            2,742           157,204
                                       --------            --------          -------           -------
     Total                             $375,010              $1,387           $4,379          $372,018
                                       ========              ======           ======          ========
September 30, 1995
Held to maturity:
   FHLMC                               $ 70,878              $1,655           $  --            $72,533
   FNMA                                  11,750                 103              56             11,797
   GNMA                                     388                  31              --                419
   Collateralized mortgage obligations   40,609                 325             920             40,014
                                        -------                 ---             ---             ------
     Total                             $123,625              $2,114           $ 976           $124,763
                                       ========              ======           =====           ========
Available for sale:
   FHLMC                               $147,281              $1,513           $ 310           $148,484
   FNMA                                  61,233                 250             402             61,081
   GNMA                                   7,034                  27              --              7,061
   Other                                  2,672                  32              --              2,704
   Collateralized mortgage obligations   12,925                  --              95             12,830
                                       --------                  --              --           --------
     Total                             $231,145              $1,822           $ 807           $232,160
                                       ========              ======           =====           ========

Mortgage-backed securities primarily include participation certificates issued by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and collateralized mortgage obligations.

Proceeds from sales of mortgage-backed securities classified available for sale were $155,566,000 and $11,164,000 in 1996 and 1995, respectively. Gross realized gains on sales of mortgage-backed securities available for sale were $1,190,000 and $309,000 in 1996 and 1995, respectively. Gross realized losses on sales of mortgage-backed securities available for sale were $1,062,000 and $152,000 in 1996 and 1995, respectively. There were no sales of mortgage-backed securities during 1994.

Proceeds from sales of mortgage-backed securities classified as trading were $16,952,000 and $83,909,000 in 1996 and 1995, respectively. Gross realized gains were $71,000 and gross realized losses were $7,000 in 1996 on sales of mortgage-backed securities classified as trading. There were no realized gains or losses in 1995. These securities were created from securitized loans that had been classified as held for sale prior to securitization.

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

In November 1995, the Financial Accounting Standards Board ("FASB") issued "Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that provides additional guidance relating to the application of SFAS No. 115. In connection with the issuance of this Special Report the FASB allowed all organizations the ability to review the current portfolio classification between held to maturity, available for sale and trading and make a one-time reclassification of securities between categories during the period from November 15, 1995 to December 31, 1995.

Effective December 1, 1995, the Bank made a one-time reclassification of securities from the held to maturity classification to the available for sale classification in accordance with the Special Report. A total of $90.9 million of mortgage-backed securities were reclassified resulting in an unrealized gain of approximately $1.3 million, net of income tax expense of $882,000, being recorded as an increase to shareholders' equity.

[6] Loans
Loans consisted of the following:
                                                            September 30,
(in thousands)                                         1996              1995
                                                       ----              ----
Real estate mortgage loans:
  Residential - One-to-four family                   $ 666,815        $ 604,064
  Residential - Multi-family                            15,471           16,694
  Residential - Construction                            14,413           12,014
  Commercial real estate                                39,510           15,025
  Land                                                   8,555            6,804
                                                     ---------        ---------
                                                       744,764          654,601
                                                     ---------        ---------
Other loans:
  Home equity lines of credit                           38,375           37,018
  Second mortgages                                      27,526           21,750
  Commercial                                             6,863              883
  Consumer                                               7,182            7,731
                                                     ---------        ---------
                                                        79,946           67,382
                                                     ---------        ---------
Unearned discounts and premiums                           (350)             137
Deferred loan origination fees                          (1,280)          (1,118)
Allowance for loan losses                               (8,592)          (7,457)
                                                     ---------        ---------
   Total                                             $ 814,488        $ 713,545
                                                     =========        =========

During 1996, the Company began an ongoing program to identify and sell newly originated mortgage loans into the secondary market. This program resulted in the sale or securitization and subsequent sale of approximately $35.6 million of mortgage loans during 1996 with a resulting loss of approximately $1.5 million. The Company also transferred approximately $21.9 million of fixed rate mortgage loans from held for sale to portfolio at estimated market value at the date of transfer. The loans were transferred at a discount of approximately $610,000. The transfer was primarily due to the determination that the loans, after initial classification as held for sale, were not underwritten to secondary market standards.

In fiscal 1995, the Company securitized approximately $154.2 million of 30 year fixed rate loans into FHLMC mortgage-backed securities. Of the total securitized, $83.9 million were sold immediately upon securitization under a forward commitment. This transaction resulted in a gain of approximately $244,000 recorded in income. The securitization was completed in order to improve the asset/liability position of the Bank by replacing the fixed rate loans with adjustable rate mortgage-backed securities.

The Company sold $10 million of 30-year fixed rate loans to the FHLMC in fiscal 1994. This transaction resulted in a gain of approximately $120,000.

At September 30, 1996, 1995 and 1994, loans serviced for the benefit of others approximated $242.6 million, $234.8 million and $95.1 million, respectively.

Changes in the allowance for loan losses were as follows:

                                            Years Ended September 30,
(in thousands)                                  1996         1995        1994
                                                ----         ----        ----
Balance at beginning of year                  $ 7,457      $ 8,311      $ 5,005
Charge-offs                                    (2,863)      (2,476)      (1,506)
Recoveries                                         86          122          112
Provision for loan losses                       2,041        1,500        1,200
Allowance associated with purchase              1,871           --        3,500
                                              -------      -------      -------
Balance at end of year                        $ 8,592      $ 7,457      $ 8,311
                                              =======      =======      =======

Non-performing loans approximated $9.3 million and $11.1 million as of September 30, 1996 and 1995, respectively. If these loans had been current, in accordance with their original terms, additional interest income would have been recorded in the amounts of $601,000, $577,000 and $503,000 for 1996, 1995 and 1994,
respectively.

As of October 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 and SFAS No. 118 require that creditors evaluate the collectibility of both contractual interest and principal of all loans when identifying impaired loans. Impaired loans shall have impairment measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, the observable market price of the loan, or the fair value of the collateral if the loan is collateral-dependent. Large groups of small-balance homogenous loans that are collectively evaluated for impairment such as residential and consumer loans can be excluded from evaluation as impaired loans. The adoption of these statements had no impact on the results of operations.

At September 30, 1996, the Company had $6.8 million of impaired loans, of which $6.2 million had an impairment reserve of $407,000 attributed to them. The remaining $600,000 of impaired loans did not have an impairment reserve attributed to them. The average balance of impaired loans was $5.4 million for the year ended September 30, 1996. The impairment reserve represents an allocation from the existing allowance for loan losses.

The Company's method for recognition of interest income on impaired loans is consistent with the method for recognition of interest income on all loans. Interest income recognized on impaired loans totaled $249,800 for the year ended September 30, 1996.

At September 30, 1996, the Company had $4.0 million of restructured loans outstanding. The entire amount of the restructured loans are performing and are included in the reported amount of impaired loans of $6.8 million.

[7] Loans to Related Parties
The Company has granted loans to officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, except that prior to fiscal year 1991 officers and directors were granted a 1% discount on the interest rate for mortgage and property improvement loans. Management believes that these loans do not involve more than normal risk of collectibility.

The aggregate dollar amount of loans to officers and directors (exclusive of loans to any such persons which in the aggregate did not exceed $60,000 during the year) and the activity therein was as follows:

                                          Years Ended September 30,
(in thousands)                            1996             1995
                                          ----             ----
Balance at beginning of year            $ 6,265          $ 5,810
New loans                                    10            1,417
Repayments                                 (469)            (962)
Other changes                              (590)            --
                                        -------          -------
Balance at end of year                  $ 5,216          $ 6,265
                                        =======          =======
Other changes represent sales of loans to the secondary market, $310,000, and the resignation of an officer from the Bank, $280,000.

[8] Real Estate Owned
Real estate owned consisted of the following:

                                             September 30,
(in thousands)                          1996               1995
                                        ----               ----
Properties acquired through foreclosure  $3,109           $2,617
Valuation allowance                         (59)            (178)
                                           ----            -----
   Total                                 $3,050           $2,439
                                         ======           ======

The following summarizes the activity in the valuation allowance for real estate owned:

                                            Years Ended September 30,
(in thousands)                          1996          1995         1994
                                        ----          ----         ----
Balance at beginning of year            $ 178        $ 465        $  35
Charge-offs                              (538)        (620)        (245)
Provisions for losses                     419          333          675
                                        -----        -----        -----
Balance at end of year                  $  59        $ 178        $ 465
                                        =====        =====        =====

The net cost of real estate owned operations was as follows:


                                                   Years Ended September 30,
(in thousands)                                 1996          1995          1994
--------------                                 ----          ----          ----

Net loss (gain) from sales                   $  (259)      $  (125)      $    18
Provisions for losses                            419           333           675
Expenses of holding real estate
   owned, net of rental income                 1,030           536           667
                                             -------       -------       -------
   Total                                     $ 1,190       $   744       $ 1,360
                                             =======       =======       =======

[9] Premises and Equipment
The following is a summary of premises and equipment:

                                                              September 30,
(in thousands)                                              1996        1995
                                                            ----        ----
Land                                                     $    609      $    690
Premises and leasehold improvements                         8,021         6,939
Furniture, fixtures and equipment                           6,639         5,835
                                                         --------      --------
                                                           15,269        13,464
Less accumulated depreciation and amortization             (5,473)       (5,398)
                                                           ------        ------
   Total                                                 $  9,796      $  8,066
                                                           ======        ======

The Company leases office space and several branch office sites under operating lease arrangements. Certain of the lease arrangements provide for renewal options and rent escalation clauses. Rental expense for leased facilities included in operating expenses was approximately $604,000, $446,000 and $470,000 for 1996, 1995 and 1994, respectively.

In 1992, Bristol Federal Savings Bank entered into two lease agreements for office space and a branch site with a director-related corporation. The leases were for an initial term of five years and seven years, respectively, and have renewal options which extend for an additional five years. Total lease expense for the office space and branch site was $75,200, $71,700 and $69,017 for 1996, 1995 and 1994, respectively.

The future minimum rental commitments for the leased facilities as of September 30, 1996 were as follows:

(in thousands)
1997                                    $792
1998                                     627
1999                                     438
2000                                     254
2001                                     223
thereafter                               532
                                         ---
   Total                              $2,866
                                      ======

[10] Prepaid  Expenses and Other Assets

A summary of prepaid expenses and other assets follows:

                                           September 30,
(in thousands)                          1996           1995
                                        ----           ----
Core deposit intangibles             $ 1,460          $ 2,527
Goodwill                              25,530            7,342
Mortgage servicing rights                592              716
Deferred tax assets, net               2,636            3,451
Income tax receivable                  7,595             --
Other assets                           4,783            3,924
                                     -------          -------
   Total                             $42,596          $17,960
                                     =======          =======

Goodwill increased significantly in 1996 reflecting the Fleet/Shawmut branch acquisition.

A summary of the activity of mortgage servicing rights was as follows:

                                         Years Ended September 30,
(in thousands)                          1996      1995        1994
                                        ----      ----        ----
Balance at beginning of year        $ 716        $ 839        $ --
Servicing from acquired bank           --           --          880
Amortization                         (124)        (123)         (41)
                                    -----        -----        -----
Balance at end of year              $ 592        $ 716        $ 839
                                    =====        =====        =====

The following table shows activity in goodwill and core deposit intangibles:

                                                      Total Goodwill
                                         Core Deposit & Core Deposit Accumulated
(in thousands)                  Goodwill  Intangibles  Intangibles  Amortization
--------------                  --------  -----------  -----------  ------------
Balance at September 30, 1993    $     --      $1,861    $  1,861    $    788
Intangible assets recorded          7,995       2,402      10,397
Amortization of intangibles          (161)       (586)       (747)        747
                                  --------    --------    --------    --------
Balance at September 30, 1994       7,834       3,677      11,511       1,535
Amortization of intangibles          (492)       (922)     (1,414)      1,414
Other adjustments                    --          (228)       (228)
                                 --------    --------    --------    --------
Balance at September 30, 1995       7,342       2,527       9,869       2,949
Intangible assets recorded         19,914        --        19,914
Write-off due to branch sale         --          (517)       (517)
Amortization of intangibles        (1,726)       (550)     (2,276)      2,276
                                 --------    --------    --------    --------
Balance at September 30, 1996    $ 25,530    $  1,460    $ 26,990    $  5,225
                                 ========    ========    ========    ========

Other adjustments represent the realization of tax benefits due to changes in tax law related to amortization of intangibles.

[11] Deposits

Deposit balances consisted of the following:

                                                              September 30,
(in thousands)                                    1996                          1995
                                                     Weighted                           Weighted
                                                      Average                            Average
                                          Amount         Rate            Amount             Rate
                                          ------         ----            ------             ----
Non-interest bearing                   $   30,260         --%          $   27,913            --%
Passbook account                          144,728        2.00             143,271           1.99
NOW accounts                               90,758        0.98              80,625           1.04
Money market accounts                      94,510        2.78             104,428           2.71
                                       ----------        ----          ----------            ----
                                          360,256        1.78             356,237           1.83
                                       ----------        ----          ----------            ----
Certificate accounts with
original maturities of:
   Six months or less                      83,514        4.59              57,383           4.64
   Over six months to one year            289,815        5.14             178,098           5.69
   Over one year to two years              98,986        5.55             145,895           5.57
   Over two years                         226,784        6.05             214,138           6.09
                                       ----------        ----          ----------            ----
                                          699,099        5.43             595,514           5.70
                                       ----------        ----           ----------         ----
   Total                               $1,059,355        4.19%         $  951,751           4.25%
                                       ==========        ====          ==========            ====

The interest rates in effect as of September 30, 1996 were 2.00% for passbook accounts, 0.50% for NOW accounts, 2.50% for money market accounts and ranged from 2.96% for a one month certificate account to 5.84% for a four year certificate account.

Interest on deposits is summarized as follows:
                                     Years Ended September 30,
(in thousands)              1996            1995              1994
--------------              ----            ----              ----
Passbook accounts         $ 2,989         $ 2,992           $ 2,966
NOW accounts                  802             719               777
Money market accounts       2,766           3,313             3,929
Certificate accounts       37,699          29,425            19,976
                          -------         -------           -------
   Total                  $44,256         $36,449           $27,648
                          =======         =======           =======

Interest forfeitures resulting from early withdrawals from certificate accounts are credited to interest on deposits. Interest forfeitures reducing the cost of interest on deposits amounted to $145,000, $198,000 and $95,000 for 1996, 1995 and 1994, respectively.

The total amount of time deposit accounts of $100,000 or more was $63.3 million at September 30, 1996.

The following table sets forth the maturities of time deposit accounts at September 30, 1996:

(in thousands)                                        Amount
                                                      ------
Under one year                                       $477,260
Between one year and two years                        102,261
Between two years and three years                      59,160
Between three years and four years                     44,943
Between four years and five years                      13,211
More than five years                                    2,264
                                                        -----
  Total                                              $699,099

[12] Federal Home Loan Bank Advances, Repurchase Agreements and Other Borrowed Money

FHLB advances consisted of the following:

                                        September 30,
(in thousands)                  1996                     1995
                                ----                     ----
                                    Interest                   Interest
                     Balance          Rate      Balance          Rate
                    --------          -----     -------          -----
Short-term advances $ 97,235          5.54%     $46,650          5.97%
                    --------          -----     -------          -----
Long-term advances:
Due 1996                  --            --        7,000          4.89
Due 1997              21,500          5.64        6,000          6.30
Due 1998              46,200          5.57        8,000          6.06
Due 1999              17,427          5.65        2,000          6.10
Due 2000               8,500          5.98        1,000          6.48
Due 2001               4,550          6.76        2,500          7.38
Due 2003               4,762          6.14           --            --
Due 2006               3,881          6.31           --            --
Due 2011               2,953          6.60           --            --
                    --------          -----     -------          ----
                     109,773          5.75       26,500          5.94
                    --------          ----     --------          ----
Total               $207,008          5.65%    $ 73,150          5.96%
                    ========          ====     ========          ====

Repurchase agreements and other borrowed money consisted of the following:

                                               September 30,
(in thousands)                         1996                    1995
                                       ----                    ----
                                           Interest                Interest
                               Balance       Rate      Balance       Rate
                               -------     --------    -------     --------
Repurchase agreements,
due within one year            $14,670      5.22%      $82,223      5.89%
Employee Stock Ownership
Plan debt                           --        --            94      8.68
                               -------      ----       -------      ----
   Total                       $14,670      5.22%      $82,317      5.89%
                               =======      ====       =======      ====

The entire amount of repurchase agreements at September 30, 1996 of $14,670,000 represents agreements to repurchase the same securities. The securities collateralizing the repurchase agreements, which are being held by the counterparty to the agreement, consisted of the following:

                                   Amortized       Accrued       Market
(in thousands)                          Cost      Interest        Value
                                        ----      --------        -----
FHLMC mortgage-backed securities      $ 1,661      $    21      $ 1,677
FNMA mortgage-backed securities        11,693           76       11,715
U.S. Treasury notes                     2,682           35        2,654
                                      -------      -------      -------
   Total                              $16,036      $   132      $16,046
                                      =======      =======      =======

The following table summarizes information regarding short-term borrowings:

                                                      Years Ended September 30,
(in thousands)                                   1996       1995         1994
                                                 ----       ----         ----
Short-term FHLB advances:
   Maximum amount outstanding at any month-end  $98,255     $63,665     $10,650
   Average amount outstanding                    72,049      35,343       3,900
   Weighted average interest rate                  5.60%       5.83%       5.26%
Repurchase agreements:
   Maximum amount outstanding at any month-end  $85,200     $84,200     $13,300
   Average amount outstanding                    52,300      44,500       2,446
   Weighted average interest rate                  5.88%       6.26%       4.16%

In accordance with an agreement with the FHLB of Boston, the Bank is required to maintain qualified collateral, as defined in the FHLB of Boston Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances. The FHLB of Boston Statement of Credit Policy grants members the ability to borrow up to the value of the member's qualified collateral that has not been pledged to outside sources. Members whose total indebtedness, including borrowings from outside sources, exceeds 30% of assets are required to list and segregate collateral in a sufficient amount to cover the amount of advances outstanding. Advances are secured by the Bank's investment in FHLB stock and a blanket security agreement. The Bank has a capacity to borrow an additional $481 million in advances from the FHLB of Boston as of September 30, 1996. The Bank has a preapproved line of credit up to 2% of total assets.

In connection with its purchase of the Company's common stock during 1987, the Employee Stock Ownership Plan ( "ESOP") borrowed $1,163,000 under a term note maturing in 1997 with interest due quarterly at 82.5% of the lender's floating prime rate. In 1991, the ESOP borrowed $759,000 to purchase additional shares of the Company's common stock under a term note maturing in 1997 with interest due quarterly at the lender's floating prime rate plus .25%. The Company reflects the ESOP debt as borrowed money and as a reduction of shareholders' equity. During 1996, the Company repaid all amounts due under the aforementioned borrowings.

[13] Income Taxes
As discussed in note 1, the Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of October 1, 1993. The cumulative effect of this change in accounting for income taxes was a benefit of $1,273,000 and is a component of the amount shown as the cumulative effect of accounting changes in the statement of income for fiscal 1994.

Charges for income taxes in the Consolidated Statements of Income comprised the following:

                                                   Years Ended September 30,
(in thousands)                                   1996         1995       1994
                                                 ----         ----       ----
Current:
   Federal                                       $5,554     $5,540      $4,968
   State                                          1,561      1,831       1,708
                                                  -----      -----       -----
                                                  7,115      7,371       6,676
                                                  -----      -----       -----
Deferred:
   Federal                                        1,666        212       (998)
   State                                            558        104       (325)
                                                    ---        ---       -----
                                                  2,224        316     (1,323)
                                                  -----        ---     -------
Total:
   Federal                                        7,220      5,752       3,970
   State                                          2,119      1,935       1,383
                                                  -----      -----       -----
                                                 $9,339     $7,687      $5,353
                                                 ======     ======      ======

The actual income tax expense for 1996, 1995 and 1994 differs from the "expected" income tax expense for those years (computed by applying the U.S. federal statutory corporate tax rate of 35%) as follows:

                                                       Years Ended September 30,
(in thousands)                                           1996     1995     1994
                                                         ----     ----     ----
Expected income tax on income before income taxes        $8,042  $6,531  $4,532
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal income tax benefit   1,377   1,258     898
  Other, net                                                (80)   (102)    (77)
                                                          -----   -----    ----
   Total                                                  $9,339 $7,687   $5,353
                                                          ------ ------   ------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                  September 30,
(in thousands)                                                  1996        1995
                                                                ----        ----
Deferred tax assets:
   Deferred loan fees                                        $    --    $   462
   Post-retirement benefits                                    1,484      1,006
   Deferred compensation                                         239        428
   Loans receivable, principally due to allowance for
      loan losses                                              2,368      2,738
   Intangibles                                                   406        700
   Unrealized loss on securities available for sale            1,228         --
   Other miscellaneous                                           320        466
                                                             -------    -------
Total gross deferred assets                                    6,045      5,800
                                                             -------    -------
Deferred tax liabilities:
   Premises and equipment, principally due to differences
      in depreciation                                         (1,155)    (1,156)
   Tax discount on acquired loans                             (1,698)    (1,013)
   Deferred loan fees                                           (556)        --
Unrealized gain on securities available for sale                  --       (180)
                                                             -------    -------
Total gross deferred tax liabilities                          (3,409)    (2,349)
                                                             -------    -------
Net deferred tax asset                                       $ 2,636    $ 3,451
                                                             =======    =======

The valuation allowance for deferred tax assets as of September 30, 1996 and 1995 was $0. There was no change in the valuation allowance during the years ended September 30, 1996 and 1995.

In order to fully realize the net deferred tax asset, the Company will need to either generate tax losses to carryback to recover taxes previously paid or generate future taxable income. Based upon the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the gross deferred tax assets.

The Company has not provided deferred income taxes for the Bank's tax return reserve for bad debts that arose in tax years beginning before September 30, 1988 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of temporary differences related to the reserve for bad debts for which deferred taxes have not been provided was approximately $8.9 million at September 30, 1996. If the Company does not meet the remaining income tax requirements of IRC section 593, as amended by The Small Business Job Protection Act of 1996, the Bank could incur a tax liability for the previously deducted tax return loan losses in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.7 million as of September 30, 1996.

[14] Stock Option Plans
At  September  30, 1996,  1995 and 1994,  683,991,  733,171 and 300,587  shares, respectively, were reserved for issuance in connection with incentive and non-incentive stock option plans for the benefit of directors, officers and other full-time employees.

Under the Company's stock option plans, options have been granted for terms up to ten years at not less than the fair value of the shares at the dates of grant and are exercisable at date of grant.

                                                  Shares under      Option price
                                                  stock option    plan per share
                                                  ------------    --------------
Outstanding and exercisable at September 30, 1991      270,656    $6.36 -- 10.46
   Exercised                                           (37,721)    6.36 -- 10.13
   Granted                                              69,326    10.13 -- 15.38
                                                      --------    --------------
Outstanding and exercisable at September 30, 1992      302,261     6.36 -- 15.38
   Stock dividend                                       30,226
   Exercised                                           (79,483)    5.78 -- 13.98
   Granted                                              41,953    15.34 -- 18.18
   Canceled                                                (10)
                                                      --------    --------------
Outstanding and exercisable at September 30, 1993      294,947    5.78  -- 18.18
   Exercised                                           (48,226)   5.78  -- 15.34
   Granted                                              46,750    19.375-- 23.00
                                                      --------    --------------
Outstanding and exercisable at September 30, 1994      293,471     5.78 -- 23.00
   Stock dividend                                       29,347
   Exercised                                           (37,473)    5.25 --  8.41
   Granted                                             162,800    18.18
                                                      --------    --------------
Outstanding and exercisable at September 30, 1995      448,145     5.25 -- 20.91
   Exercised                                           (49,180)    5.25 -- 18.41
                                                      --------    --------------
Outstanding and exercisable at September 30, 1996      398,965    $5.25 -- 20.91
                                                      ========    ==============

At September 30, 1996, 40,600 options were outstanding but not yet exercisable at option prices from $23.00 to $25.75. The options become exercisable as follows: 2,000 in fiscal 1997, 2,000 in fiscal 1998, 4,200 in fiscal 1999, 2,200 in fiscal 2000 and 30,200 in fiscal 2001.

[15] Restriction on Subsidiary Dividends
The Company's ability to pay dividends to shareholders is substantially dependent on funds received from the Bank. Regulations governing the payment of dividends by savings institutions, as set forth by the OTS, establish three tiers of institutions for purposes of determining the level of dividends that can be paid. Under these rules, the Bank is able to pay dividends in an amount equal to one-half of their surplus capital at the beginning of the year plus all net income for the calendar year. The OTS regulations permit the OTS to prohibit capital distributions in certain circumstances.

[16]  Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations) to risk-weighted assets (as defined), and tangible and core capital (as defined) to tangible assets (as defined). Management believes that as of September 30, 1996, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum risk-based, tangible and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the following table in addition to the minimum capital requirements and well-capitalized capital requirements.

                                                                                                                To Be Well
                                                                                                             Capitalized Under
                                                                      For Capital                            Prompt Corrective
(in thousands)                       Actual                        Adequacy   Purposes                       Action Provisions
                                  Amount  Ratio                 Amount                Ratio              Amount                Ratio
As of September 30, 1996:
   Tangible capital requirement  $74,566   5.42%  greater than $20,641  greater than  1.5% greater than  $68,805  greater than  5.0%
   Core capital requirement       74,566   5.42   greater than  41,283  greater than  3.0  greater than   68,805  greater than  5.0
   Risk-based capital requirement 81,953  13.89   greater than  47,186  greater than  8.0  greater than   58,982  greater than 10.0

As of September 30, 1995:
   Tangible capital requirement   $80,751   6.59% greater than $18,385  greater than  1.5% greater than  $61,285  greater than  5.0%
   Core capital requirement        80,751   6.59  greater than  36,787  greater than  3.0  greater than   61,285  greater than  5.0
   Risk-based capital requirement  86,196  15.31  greater than  44,743  greater than  8.0  greater than   55,928  greater than 10.0

[17] Employee Benefit Plans
The Bank maintains a noncontributory trustee defined benefit pension plan through the Financial Institutions Retirement Fund (the "Fund") covering all eligible employees. The plan is part of a multi-employer plan in which details as to the Bank's relative positions are not readily determinable. Therefore, information relating to the value of vested and nonvested accumulated plan benefits and assumed rates of return used in determining such values is not disclosed. Employer contributions to the Fund in 1996, 1995 and 1994 were $396,000, $123,000 and $394,000, respectively, and these amounts are expensed to operations in the year contributed. The 1995 contribution amount is net of a one-time credit received from the Fund of $221,000.

The Company sponsors an ESOP that covers substantially all full-time employees. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The Company may, from time to time, also contribute funds that allow for the purchase of shares by the ESOP on the open market. All dividends received by the ESOP are allocated to employees' accounts. The ESOP shares were initially pledged as collateral against the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid during the year. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as a reduction of shareholders' equity in the consolidated balance sheets. The ESOP shares were as follows:
                                                              September 30,
                                                          1996            1995
                                                          ----            ----
Allocated shares                                         229,564         194,734
Shares released for allocation                            19,993          35,369
 Unreleased shares                                            --           7,509
                                                         -------         -------
    Total ESOP shares                                    249,557         237,612
                                                         =======         =======

A summary of the components of ESOP contribution expense by the Company for 1996, 1995 and 1994 is as follows:

(in thousands)                                       1996        1995       1994
                                                     ----        ----       ----
Principal component                                   $ 94       $373       $285
Interest component                                      10         31         42
Purchase of shares on open market                      309         --         --
                                                      ----       ----       ----
     Total contribution expense                       $413       $404       $327
                                                      ====       ====       ====

Effective in the first quarter of fiscal 1995, the Bank established an employee savings plan under Section 401(k) of the Internal Revenue Code. Under the savings plan, the Bank will match $0.25 for every $1.00 of the employee's contribution which is not in excess of 4% of the employee's total compensation. The Bank recorded an expense related to the savings plan in the amount of
$94,000 and $41,000 for the years ended September 30, 1996 and 1995, respectively. Included in the 1996 expense is an additional match of $0.25 for every $1.00 of the amount contributed by employees in 1995.

Included in the fiscal 1994 results of operations is a one-time pre-tax charge of $740,000 related to the retirement of two senior officers.

[18] Other Postretirement Benefit Plans
In addition to the Company's defined benefit pension plan, Eagle provides medical and dental insurance programs to its retirees. The retiree programs are first available at age 60 with 25 years of service or at age 65 with 10 years of service. All covered retirees are required to contribute to the cost of their coverage and the provisions may be changed at the discretion of the Company.

In fiscal 1994,  the Company  adopted SFAS No. 106,  "Employers'  Accounting for
Postretirement Benefits Other Than Pensions," and elected the immediate recognition of the transition obligation. Upon adoption, the Company recognized the accumulated postretirement benefit obligation of $2,194,000 which, net of an income tax benefit of $891,000, decreased 1994 net income by $1,303,000 and is a component of the amount shown as the cumulative effect of accounting changes in the consolidated statement of income.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                                        September 30,
(in thousands)                                                                          1996     1995
Accumulated postretirement benefit obligation:
   Retirees                                                                          $  (988)   $  (967)
   Fully eligible active plan participants                                              (103)      (315)
   Other active plan participants                                                       (222)      (309)
                                                                                     -------    -------
   Accumulated postretirement benefit obligation                                      (1,313)    (1,591)
Plan assets at fair value                                                                 --         --
                                                                                     -------    -------
Accumulated postretirement benefit obligation in excess of
   plan assets                                                                        (1,313)    (1,591)
Unrecognized prior service cost                                                         (374)      (615)
Unrecognized net loss                                                                   (349)      (124)
                                                                                     -------    -------
Net postretirement benefit liability included in other liabilities                   $(2,036)   $(2,330)
                                                                                    ========   ========

Assumptions   used  in   determining   the   actuarial   present  value  of  the
postretirement benefit obligation are as follows:

                                                Years Ended September 30,
                                                1996      1995      1994
                                                ----      ----      ----
Discount rate                                   7.75%     7.5%        8%
Rate of increase on health care costs
   Initial                                         9%      10%       13%
   Ultimate                                        5%       6%        6%
                                                ====      ====      ===-

The resulting net periodic postretirement benefit expense consisted of the following components:

                                                     Years Ended September 30,
(in thousands)                                     1996        1995        1994
                                                  -----       -----       -----
Service cost--
  benefits earned during the period               $  33       $  32       $  56
Interest cost on accumulated
  postretirement benefit obligation                 119         115         118
Actual return on plan assets                         --          --          --
Net amortization                                    (43)        (45)        (32)
                                                  -----       -----       -----
   Net postretirement benefit expense             $ 109       $ 102       $ 142
                                                  =====       =====       =====

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits is 9% for 1996 and is assumed to decrease by 1% annually to 5% in 2001 and remain at that level thereafter. This health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1996 by 9%, and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1996 by 9%.

[19] Commitments and Contingencies
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Company to credit risk in excess of the amount recognized in the balance sheet.

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

                                                            September 30,
(in thousands)                                             1996      1995
                                                         -------   -------
Loan commitments:
   Approved loan commitments                             $20,252   $15,821
   Commitments to sell loans                               1,843        --
   Unadvanced portion of construction loans                9,501    10,048
   Unadvanced portion of home equity lines of credit      31,926    23,523
   Unadvanced portion of commercial lines of credit        5,240        33

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on approved loan commitments and lines of credit are a combination of fixed and variable. Interest rates on unadvanced portions of construction loans are adjustable rates which generally mature within nine to twelve months.

Commitments outstanding at September 30, 1996 consist of adjustable and fixed rate loans of $13,629,000 and $4,856,000, respectively, at rates ranging from 5% to 10.25%. An additional $1,767,000 of commitments outstanding are represented by loans whose interest rates will be determined at a future date at the discretion of the borrower. Commitments outstanding at September 30, 1995 consist of adjustable and fixed rate loans of $7,281,000 and $8,540,000, respectively, at rates ranging from 5.75% to 9.00%. Commitments to originate loans generally expire within 60 days.

[20] Significant Group Concentrations of Credit Risk

The Company primarily grants residential and consumer loans to customers located within its primary market area in the State of Connecticut. The majority of the Company's loan portfolio is comprised of residential mortgages. At September 30, 1996, residential mortgage loans, including residential construction loans, totaled $697 million, excluding off-balance-sheet items. All such loans are collateralized by real estate, of which approximately 95% is located in Connecticut.

[21] Fair Value of Financial Investments

The Company is required to provide supplemental financial disclosures on the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Financial instruments as defined in SFAS No. 107 include cash and cash equivalents, mortgage-backed securities, loans, deposits, borrowings and certain off-balance sheet items. Other assets that are not considered financial instruments under SFAS No. 107 are excluded from fair value disclosures such as real estate owned and premises and equipment.

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

The following table presents fair value information on the Company's investment and mortgage-backed security portfolios:

                                                 September 30,
                                         1996                    1995
                                         ----                    ----
                                 Carrying    Estimated     Carrying    Estimated
(in thousands)                    Amount     Fair Value     Amount    Fair Value
--------------                    ------     ----------     ------    ----------
Investment securities            $ 14,440     $ 14,489     $ 56,292     $ 56,359
Mortgage-backed
 securities                       450,120      449,991      355,785      356,923
                                 --------     --------     --------     --------
   Total                         $464,560     $464,480     $412,077     $413,282
                                 ========     ========     ========     ========

The fair value of investment and mortgage-backed securities is based on available market quotes.

The following table represents fair value information for the Bank's loan portfolio:

                                                    September 30, 1996
                                               Allowance
                                   Principal   and Other   Carrying   Estimated
(in thousands)                       Value    Adjustments   Amount    Fair Value
--------------                       -----    -----------   ------    ----------
Real estate mortgage loans          $744,764    $  7,763    $737,001    $734,110
Consumer and commercial
 loans                                79,946       2,459      77,487      78,471
                                    --------    --------    --------    --------
   Total                            $824,710    $ 10,222    $814,488    $812,581
                                    ========    ========    ========    ========

                                               September 30, 1995
                                             Allowance
                                Principal    and Other   Carrying   Estimated
(in thousands)                    Value     Adjustments   Amount    Fair Value
--------------                    -----     -----------   ------    ----------
Real estate mortgage loans       $654,266    $  7,548    $646,718    $643,241
Consumer and commercial
 loans                             67,717         890      66,827      67,522
                                   ------         ---      ------      ------
   Total                         $721,983    $  8,438    $713,545    $710,763
                                 ========    ========    ========    ========

In developing the estimated fair values above, the Bank's loan portfolio was segregated by type of loan, performing status and interest rate (fixed or variable). In general, fair value was estimated by discounting contractual cash flows adjusted for repayment estimates using discount rates developed by the secondary market.

Assumptions have been made in developing these fair values based on historical experience and market conditions. Because there is no immediate market for many of the above loans, there is no basis for determining whether the fair value presented above would be indicative of the value negotiated in an actual sale.

The estimated fair value of the Bank's deposit portfolio is as follows:

                                                  September 30,
                                         1996                       1995
                                Carrying    Estimated     Carrying     Estimated
(in thousands)                   Amount    Fair  Value     Amount     Fair Value
--------------                   ------    -----------     ------     ----------
Non-interest bearing           $   30,260   $   30,260   $   27,913   $   27,913
Passbook accounts                 144,728      144,728      143,271      143,271
NOW accounts                       90,758       90,758       80,625       80,625
Money market accounts              94,510       94,510      104,428      104,428
Certificate accounts              699,099      701,747      595,514      596,969
                               ----------   ----------   ----------   ----------
   Total                       $1,059,355   $1,062,003   $  951,751   $  953,206
                               ==========   ==========   ==========   ==========

The fair value of deposits with no stated maturity, such as passbook, NOW and money market accounts, is assumed to be equal to the amount payable on demand on September 30, 1996 and 1995. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates offered at September 30, 1996 and 1995 for deposits with similar remaining maturities.

The fair value of FHLB advances, estimated using rates available at September 30, 1996 and 1995 for debt of similar terms and remaining maturities was $208 million and $73 million at September 30, 1996 and 1995, respectively. The fair value of repurchase agreements, estimated using rates available at September 30, 1996 and 1995 for debt of similar terms and maturities, was $15 million and $83 million at September 30, 1996 and 1995, respectively. The fair value of FHLB stock, accrued interest receivable, accrued interest payable and loan commitments approximate the carrying value at September 30, 1996 and 1995.

[22] Recent Accounting Pronouncements
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Management does not anticipate the adoption of SFAS No. 121 to have a material effect on the Company's consolidated financial statements.

SFAS No. 122, "Accounting for Mortgage Servicing Rights," was issued in May 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 122 requires the capitalization of mortgage servicing rights acquired through either purchase of mortgage loan servicing or origination and sale or securitization of mortgage loans with retention of servicing. SFAS No. 122 also requires the analysis of capitalized mortgage servicing rights for potential impairment based on the fair value of the rights. The Company adopted SFAS No. 122 effective October 1, 1996. The effect of adoption on the Company will vary based on the extent of mortgage servicing rights existing upon adoption and mortgage servicing rights acquired subsequent to adoption, but is not expected to have a material effect on the Company's consolidated financial statements.

SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. This statement also establishes fair value as the measurement basis for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The effects on the consolidated financial statements of this statement will be disclosure only.

[23] Eagle Financial Corp. (Parent Company Only) Condensed Financial Information
Balance Sheets                                                  September 30,
(in thousands)                                                 1996         1995
                                                               ----         ----
Assets:
   Cash                                                    $     --     $     87
   Interest-bearing deposits                                    805          954
                                                           --------     --------
     Cash and cash equivalents                                  805        1,041
   Investment securities held to maturity                        85           85
   Investment in Bank subsidiary                            101,489       90,560
   Dividend receivable                                          900         --
   Receivable from Bank subsidiary                              347          877
   Other assets                                                 178          133
                                                           --------     --------
     Total assets                                          $103,804     $ 92,696
                                                           ========     ========
Liabilities and Shareholders' Equity:
   Payable to Bank subsidiary                              $    638     $     29
   Accrued expenses and other liabilities                       249          378
   Borrowed money                                                --           94
   Shareholders' equity                                     102,917       92,195
                                                           --------     --------
     Total liabilities and shareholders' equity            $103,804     $ 92,696
                                                           ========     ========

Statements of Income                                      Years Ended September 30,
(in thousands)                                          1996        1995        1994
--------------                                          ----        ----        ----
Interest on investments                               $     28    $     71    $     31
Dividends from Bank subsidiary                           3,200       2,000       1,000
Other expenses                                            (872)       (909)       (857)
Income before income taxes and
  equity in undistributed earnings of
   Bank subsidiary                                       2,356       1,162         174
Income tax benefit                                         353         364         323
                                                      --------    --------    --------
Income before equity in undistributed
  earnings of Bank subsidiary                            2,709       1,526         497
Equity in undistributed earnings of Bank subsidiary     10,929       9,446       7,069
                                                      --------    --------    --------
     Net income                                       $ 13,638    $ 10,972    $  7,566
                                                      ========    ========    ========

Statements of Cash Flows                                          Years Ended September 30,
(in thousands)                                                 1996         1995         1994
--------------                                                 ----         ----         ----
Operating activities:
   Net income                                               $ 13,638    $ 10,972    $  7,566
   Adjustments to reconcile net income
     to net cash provided by operating activities:
Equity in undistributed earnings of Bank subsidiary          (10,929)     (9,446)     (7,069)
   Decrease (increase) in other assets                          (945)        103        (136)
   Increase (decrease) in accrued expenses
   and other liabilities                                        (129)        837        (261)
                                                             --------    --------    --------
Net cash provided by operating activities                      1,635       2,466         100
                                                             --------    --------    --------
Investing activities:

   Purchase of  investment  securities                            --          --      (1,000)
   Proceeds from maturity of investment  security                 --          --       1,000
   Decrease (increase) in receivable from Bank subsidiary        530      (1,081)         --
   Investment in Bank subsidiary                                  --     (14,700)         --
                                                             --------    --------    --------
Net cash provided (used) by investing activities                 530     (15,781)         --
                                                            --------    --------    --------
Financing activities:
   Cash dividends                                             (4,132)     (3,627)     (2,355)
   Proceeds from exercise of stock options and other           1,122         873       1,052
   Payment of fractional shares from stock dividend               --          (8)         --
   Proceeds from sale of common stock                             --      16,657          --
   Increase in payable to Bank subsidiary                        609           2           4
                                                            --------    --------    --------
Net cash provided (used) by financing activities              (2,401)     13,897      (1,299)
                                                            --------    --------    --------
Increase (decrease) in cash and cash equivalents                (236)        582      (1,199)
Cash and cash equivalents at beginning of year                 1,041         459       1,658
                                                            --------    --------    --------
     Cash and cash equivalents at end of year               $    805    $  1,041    $    459
                                                            ========    ========    ========

[24] Selected Quarterly Financial Data (Unaudited)

(in thousands, except per share data)                                 Three Months Ended
Fiscal 1996                                        12/31/95    3/31/96     6/30/96     9/30/96       Total
                                                   --------   --------    --------    --------    --------
Interest income                                    $ 22,149   $ 24,020    $ 24,781    $ 24,651    $ 95,601
Interest expense                                     12,748     14,579      14,282      14,233      55,842
                                                   --------   --------    --------    --------    --------
   Net interest income                                9,401      9,441      10,499      10,418      39,759
Provision for loan losses                               225      1,366         225         225       2,041
Net gain (loss) on sale of securities                   631     (1,163)         64           5        (463)
Net gain (loss) from mortgage banking activities          6     (1,740)        255          (5)     (1,484)
Gain on sale of deposits                                 --     15,904          --          --      15,904
Other income                                          1,266      1,163       1,270       1,252       4,951
Other expenses                                        5,982      8,909       6,956      11,802      33,649
                                                   --------   --------    --------    --------    --------
   Income (loss) before income taxes                  5,097     13,330       4,907        (357)     22,977
Income tax provision (benefit)                        2,173      5,290       1,989        (113)      9,339
                                                   --------   --------    --------    --------    --------
   Net income (loss)                               $  2,924   $  8,040    $  2,918    $   (244)   $ 13,638
                                                   ========   ========    ========    ========    ========
Net income (loss) per share:
   Primary                                         $   0.63   $   1.72    $   0.62    $  (0.05)   $   2.92
   Fully diluted                                   $   0.62   $   1.72    $   0.62    $  (0.05)   $   2.89

During the quarter ended March 31, 1996, the Company's operations were effected by several non-recurring items that resulted in a substantial increase in net income. The most significant was a $15.9 million gain from the sale of branch offices and related deposits. Several charges were recorded which partially offset the gain including: a $1.2 million loss on the sale of securities as a result of an approximate $100 million restructuring of the security portfolio, a $1.7 million loss from the valuation of loans held for sale, $1.2 million of non-recurring expenses principally related to marketing and consulting and an increased loan loss provision that recognized a recent trend of higher loan charge-off to loan balance ratios for certain loan categories.

The quarter ended September 30, 1996 includes a $4.7 million charge related to an assessment to recapitalize the SAIF.

(in thousands, except per share data)                          Three Months Ended
Fiscal 1995                                 12/31/94     3/31/95    6/30/95     9/30/95      Total
                                            --------    --------   --------    --------   --------
Interest income                             $ 18,750    $ 20,342   $ 21,659    $ 22,146   $ 82,897
Interest expense                               8,888      10,108     11,551      12,333     42,880
                                            --------    --------   --------    --------   --------
   Net interest income                         9,862      10,234     10,108       9,813     40,017
Provision for loan losses                        225         225        525         525      1,500
Net gain (loss) on sale of securities           (104)         --        (10)         72        (42)

Net gain from mortgage banking activities         --          --         --         244        244
Other income                                   1,081       1,016      1,063       1,039      4,199
Other expenses                                 5,694       6,152      6,393       6,020     24,259
                                            --------    --------   --------    --------   --------
   Income before income taxes                  4,920       4,873      4,243       4,623     18,659
Income tax provision                           2,040       2,027      1,728       1,892      7,687
                                            --------    --------   --------    --------   --------
   Net income                               $  2,880    $  2,846   $  2,515    $  2,731   $ 10,972
                                            ========    ========   ========    ========   ========
Net income per share:
   Primary                                  $   0.64    $   0.63   $   0.55    $   0.59   $   2.41
   Fully diluted                            $   0.63    $   0.62   $   0.54    $   0.59   $   2.38

Note: All per share data for all periods and dates prior to September 30, 1995 have been adjusted retroactively to give effect to a 10% stock dividend to common shareholders of record on February 15, 1995.

Independent Auditors' Report

The Board of Directors and Shareholders

Eagle Financial Corp.:

We have audited the accompanying consolidated balance sheets of Eagle Financial Corp. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Corp. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1995, and its methods of accounting for postretirement benefits other than pensions and income taxes in 1994.


KPMG Peat Marwick LLP



Hartford, Connecticut
October 17, 1996

ADDITIONAL INFORMATION

Annual Meeting
Tuesday, January 28, 1997
11:00 am
Radisson Inn
42 Century Drive
Bristol, CT  06010

Executive Offices
Eagle Financial Corp.
222 Main Street
P.O. Box 1157
Bristol, CT  06010
(860) 314-6400

Independent Auditors
KPMG Peat Marwick LLP
City Place II
Hartford, CT  06103-4103

Registrar and Transfer Agent
Boston EquiServe, L.P
Shareholder Services
Mail Stop: 45-02-64
P.O. Box 8040, Boston, MA  02266-8040
(617) 575-3170
(800) 730-4001 Outside MA

Legal Counsel
Hogan & Hartson
Columbia Square
555 Thirteenth Street NW
Washington, DC  20004-1109

Anderson, Alden, Hayes & Ziogas LLC
238 Main Street
Bristol, CT  06010

Form 10-K
A Copy of Eagle Financial Corp.'s
annual report on Form 10-K (without  exhibits)
filed  with the  Securities  and  Exchange
Commission  for  fiscal  1996
may be obtained from the Company
without charge. Please send a written request to:
Mark J. Blum
Vice President,  Secretary
Chief Financial Officer
Eagle Financial Corp.
222 Main Street
Bristol, CT 06010

Common Stock Information
Eagle Financial Corp. common stock is listed on the NASDAQ National Market System under the symbol "EGFC." As of September 30, 1996 there were 4,581,440 shares of common stock outstanding, including 47,373 shares held in treasury, and approximately 1,800 shareholders of record.

QUARTERLY STOCK QUOTATIONS AND STOCK INFORMATION

                                                                   Cash
                                                              Dividends
Quarter                                                        Paid Per
Ended                  High                  Low              Share (a)
                       ----                  ---              ---------
Dec. 31, 1992         $17.375              $15.000               $.140
Mar. 31, 1993          20.250               16.750                .140
Jun. 30, 1993          19.250               16.250                .140
Sep. 30, 1993          19.875               16.625                .155
Dec. 31, 1993          21.625               18.750                .173
Mar. 31, 1994          20.625               19.125                .173
Jun. 30, 1994          23.625               19.125                .173
Sep. 30, 1994          23.625               19.875                .173
Dec. 31, 1994          21.000               18.250                .191
Mar. 31, 1995          21.250               17.750                .210
Jun. 30, 1995          22.250               19.000                .210
Sep. 30, 1995          24.500               21.250                .210
Dec. 31, 1995          27.750               25.250                .230
Mar. 31, 1996          26.250               22.750                .230
Jun. 30, 1996          26.375               22.250                .230
Sep. 30, 1996          27.250               23.750                .230


(a) All cash dividends paid have been adjusted retroactively to give effect to 10% stock dividends paid in September 1993 and March 1995.

Eagle Financial Corp.
222 Main Street
Bristol, CT 06010
860  314-6400